Filed pursuant to rule 424(b)(3)
Registration file No: 333-105152

PROSPECTUS

RITE AID CORPORATION

Offer to exchange $300.0 million aggregate principal amount of 9½% Senior Secured Notes Due 2011 (which we refer to as the old notes) for $300.0 million aggregate principal amount of 9½% Senior Secured Notes Due 2011 (which we refer to as the new notes) which have been registered under the Securities Act of 1933, as amended, and are fully and unconditionally guaranteed by the subsidiary guarantors listed on page ii of this prospectus

The exchange offer will expire at 5:00 p.m., New York City time, on September 8, 2003 unless we extend the exchange offer in our sole and absolute discretion.

Terms of the exchange offer:

•	We will exchange new notes for all outstanding old notes that are validly tendered and not withdrawn prior to the expiration or termination of the exchange offer.
•	You may withdraw tenders of old notes at any time prior to the expiration or termination of the exchange offer.
•	The terms of the new notes are substantially identical to those of the outstanding old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.
•	The exchange of old notes for new notes will not be a taxable transaction for U.S. federal income tax purposes, but you should see the discussion under the caption "Material Federal Income Tax Considerations" for more information.
•	We will not receive any proceeds from the exchange offer.
•	We issued the old notes in a transaction not requiring registration under the Securities Act, and as a result, their transfer is restricted. We are making the exchange offer to satisfy your registration rights, as a holder of the old notes.

There is no established trading market for the new notes or the old notes.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date (as defined herein) and ending on the close of business 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

See "Risk Factors" beginning on page 14 for a discussion of risks you should consider prior to tendering your outstanding old notes for exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 7, 2003.

In this prospectus, the terms "Rite Aid Corporation," "we," "us" and "our" refer to Rite Aid Corporation and our subsidiaries.

This prospectus incorporates by reference important business and financial information about us that is not included in or delivered with this document. Copies of this information are available without charge to any person to whom this prospectus is delivered, upon written or oral request. Written requests should be sent to:

Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania 17011
Attention: Investor Relations.

Oral requests should be made by telephoning (717) 761-2633.

In order to obtain timely delivery, you must request the information no later than September 2, 2003, which is five business days before the expiration date of the exchange offer.

Notwithstanding anything expressed or implied to the contrary in this prospectus and the documents referred to herein, the parties (and each employee, representative, or other agent of the parties) may disclose to any and all persons, without limitation of any kind, the tax treatment and any facts that may be relevant to the tax structure of the transaction, provided, however, that no party (and no employee, representative, or other agent thereof) shall disclose any other information that is not relevant to understanding the tax treatment and tax structure of the transaction (including the identity of any party and any information that could lead another to determine the identity of any party), or any other information to the extent that such disclosure could result in a violation of any federal or state securities law.

i

Subsidiary Guarantors

Ann & Government Streets – Mobile, Alabama, LLC

Apex Drug Stores, Inc.

Baltimore/Annapolis Boulevard & Governor Richie
Highway - Glen Burnie,
Maryland, LLC

Broadview and Wallings -
Broadview Heights Ohio, Inc.

Central Avenue & Main Street - Petal, MS, LLC

Dominion Action One Corporation

Dominion Action Two Corporation

Dominion Action Three Corporation

Dominion Action Four Corporation

Dominion Drug Stores Corp.

Drug Fair, Inc.

Eagle Managed Care Corp.

Eighth & Water Streets-
Urichsville, Ohio, LLC

England Street-Asheland
Corporation

Fairground, L.L.C.

GDF, Inc.

Gettysburg and Hoover - Dayton, Ohio, LLC

Gratiot & Center-Saginaw
Township, Michigan, LLC

Harco, Inc.

K&B, Incorporated

K&B Alabama Corporation

K&B Louisiana Corporation

K&B Mississippi Corporation

K&B Services, Incorporated

K&B Tennessee Corporation

K&B Texas Corporation

Keystone Centers, Inc.

Lakehurst and Broadway Corporation

Mayfield & Chillicothe Roads – Chesterland, LLC

Munson & Andrews, LLC

Name Rite, L.L.C.

Northline & Dix - Toledo - Southgate, LLC

Ocean Acquisition Corporation

PDS-1 Michigan, Inc.

P.L.D. Enterprises, Inc.

PL Xpress, Inc.

Patton Drive and Navy Boulevard Property Corporation

Paw Paw Lake Road & Paw Paw Avenue-Coloma, Michigan, LLC

Perry Distributors, Inc.

Perry Drug Stores, Inc.

Portfolio Medical Services Inc.

RDS Detroit, Inc.

Ram-Utica, Inc.

Read's Inc.

Rite Aid Drug Palace, Inc.

Rite Aid Hdqtrs. Corp.

Rite Aid of Alabama, Inc.

Rite Aid of Connecticut, Inc.

Rite Aid of Delaware, Inc.

Rite Aid of Florida, Inc.

Rite Aid of Georgia, Inc.

Rite Aid of Illinois, Inc.

Rite Aid of Indiana, Inc.

Rite Aid of Kentucky, Inc.

Rite Aid of Maine, Inc.

Rite Aid of Maryland, Inc.

Rite Aid of Massachusetts, Inc.

Rite Aid of Michigan, Inc.

Rite Aid of New Hampshire, Inc.

Rite Aid of New Jersey, Inc.

Rite Aid of New York, Inc.

Rite Aid of North Carolina, Inc.

Rite Aid of Ohio, Inc.

Rite Aid of Pennsylvania, Inc.

Rite Aid of South Carolina, Inc.

Rite Aid of Tennessee, Inc.

Rite Aid of Vermont, Inc.

Rite Aid of Virginia, Inc.

Rite Aid of Washington, D.C., Inc.

Rite Aid of West Virginia, Inc.

Rite Aid Realty Corp.

Rite Aid Rome Distribution Center, Inc.

Rite Aid Services, L.L.C.

Rite Aid Transport, Inc.

Rite Aid Venturer #1, Inc.

Rite Fund, Inc.

Rite Investments Corp.

RX Choice, Inc.

Seven Mile and Evergreen - Detroit, LLC

Silver Springs Road-Baltimore, Maryland/One, LLC

Silver Springs Road-Baltimore, Maryland/Two, LLC

Sophie One Corp.

State & Fortification Streets - Jackson, Mississippi, LLC

State Street and Hill Road-Gerard, Ohio, LLC

Super Ice Cream Suppliers, Inc.

Super Pharmacy Network, Inc.

Super Tobacco Distributors, Inc.

The Lane Drug Company

The Muir Company

Thrifty Corporation

Thrifty PayLess, Inc.

Tyler and Sanders Roads, Birmingham-Alabama, LLC

Virginia Corporation

112 Burleigh Avenue Norfolk, LLC

537 Elm Street Corporation

657-659 Broad St. Corp.

764 South Broadway-Geneva, Ohio, LLC

1515 West State Street Boise, Idaho, LLC

1525 Cortyou Road – Brooklyn Inc.

1740 Associates, L.L.C.

3581 Carter Hill Road - Montgomery Corp.

4042 Warrensville Center Road - Warrensville Ohio, Inc.

5277 Associates, Inc.

5600 Superior Properties, Inc.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we are incorporating by reference include forward-looking statements. These forward-looking statements are identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict," "will," and similar expressions and include references to assumptions and relate to our future prospects, developments and business strategies.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	our high level of indebtedness;
•	our ability to make interest and principal payments on our debt and satisfy the other covenants contained in our senior secured credit facility and other debt agreements, including the indenture governing the new notes;
•	our ability to improve the operating performance of our existing stores in accordance with our management's long term strategy;
•	our ability to hire and retain pharmacists and other store personnel;
•	the outcomes of pending lawsuits and governmental investigations;
•	competitive pricing pressures and continued consolidation of the drugstore industry; and
•	the efforts of third-party payors to reduce prescription drug costs, changes in state or federal legislation or regulations, the success of planned advertising and merchandising strategies, general economic conditions and inflation, interest rate movements, access to capital, and our relationships with our suppliers.

We undertake no obligation to revise the forward-looking statements included or incorporated by reference in this prospectus to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in this prospectus in the section titled "Risk Factors."

iii

SUMMARY

The following information summarizes the detailed information and financial statements included elsewhere or incorporated by reference in this prospectus. We encourage you to read this entire prospectus carefully. Unless otherwise indicated or the context otherwise requires, dates in this prospectus that refer to a particular fiscal year (e.g., fiscal 2003) refer to the fiscal year ended on the Saturday closest to February 29 or March 1 of that year. The fiscal years ended March 1, 2003 and March 2, 2002 included 52 weeks. The fiscal year ended March 3, 2001 included 53 weeks. The fiscal years ended February 26, 2000 and February 27, 1999 included 52 weeks.

Rite Aid Corporation

Our Business

We are the third largest retail drugstore chain in the United States based on revenues and number of stores. As of May 31, 2003, we operated 3,396 drugstores in 28 states across the country and in the District of Columbia. During fiscal 2003 and our first quarter in fiscal 2004, we generated $15.8 billion and $4.0 billion in revenues. Since the beginning of fiscal 1997, we have relocated 980 stores, opened 476 new stores, remodeled 649 stores and closed or sold an additional 1,412 stores. As a result, we believe we have a modern store base.

In our stores, we sell prescription drugs and a wide assortment of other merchandise, which we call "front-end" products. In fiscal 2003, our pharmacists filled more than 200 million prescriptions, which accounted for approximately 63.2% of our total sales. In the first quarter of fiscal 2004, pharmacy sales accounted for 64.5% of our total sales. We believe that our pharmacy operations will continue to represent a significant part of our business due to favorable industry trends, including an aging population, increased life expectancy and the discovery of new and better drug therapies. We offer approximately 24,000 front-end products, including over-the-counter medications, health and beauty aids, personal care items, cosmetics, household items, beverages, convenience foods, greeting cards, seasonal merchandise and numerous other everyday and convenience products, as well as photo processing, which accounted for the remaining 36.8% and 35.5% of our total sales in fiscal 2003 and the first quarter of fiscal 2004. We distinguish our stores from other national chain drugstores, in part, through our private brands and our strategic alliance with General Nutrition Companies, Inc. ("GNC"), a leading retailer of vitamin and mineral supplements. We offer over 1,900 front-end products under the Rite Aid private brand, which contributed approximately 10.8% and 10.9% of our front-end sales in categories where private brand products are sold in fiscal 2003 and the first quarter of fiscal 2004.

Background

Under prior management, we were engaged in an aggressive expansion program from the beginning of fiscal 1997 until 1999. During that period, we purchased 1,554 stores, relocated 866 stores, opened 445 new stores, remodeled 308 stores and acquired PCS Health Systems, Inc. These activities had a significant negative impact on our operating results and financial condition, severely strained our liquidity and increased our indebtedness to $6.6 billion as of February 26, 2000, which contributed to our inability to access the financial markets. In October 1999, we announced that we had identified accounting irregularities and our former chairman and chief executive officer resigned. In November 1999, our former auditors resigned and withdrew their previously issued opinions on our financial statements for fiscal 1998 and fiscal 1999. We needed to restate our financial statements and develop accounting systems and controls that would allow us to manage our business and accurately report the results of our operations. In addition, the SEC and the U.S. Attorney for the Middle District of Pennsylvania began investigations into our affairs. Also, the complaint in a securities class action lawsuit, which had been filed against us in March 1999, was amended to include allegations based upon the accounting irregularities we had disclosed.

In December 1999, a new management team was hired, and since that time we have been addressing our business, operational and financial challenges. In response to our situation, new management has:

•	Reduced our indebtedness from $6.6 billion as of February 26, 2000 to $3.9 billion as of May 31, 2003;
•	Restated our financial statements for fiscal 1998 and fiscal 1999, as well as engaged Deloitte & Touche LLP as our new auditors to audit our financial statements for fiscal years beginning with fiscal 1998;
•	Settled the securities class action and related lawsuits in February 2002 for $45.0 million, funded with insurance proceeds, and $149.5 million of senior secured (shareholder) notes (which we redeemed in February 2003);
•	Addressed and corrected problems with our accounting systems and controls, and resumed normal financial reporting;
•	Implemented initiatives to improve all aspects of our supply chain, including buying practices, category management systems and other inventory issues;
•	Addressed out-of-stock inventory levels and strengthened our vendor relationships; and
•	Completed the refinancing of a substantial portion of our indebtedness.

Our Strengths

We believe that we are well-positioned to build on the significant investment in our modern store base by capitalizing on our competitive strengths, including the following:

Strong Brand Name with Leading Shares in Key Markets

•	We are one of the nation's three largest drugstore chains with 3,396 stores as of May 31, 2003.
•	We have a first or second market position in 74 of the 130 major U.S. metropolitan markets in which we operate.
•	Our stores are primarily located in convenient locations within fast growing metropolitan markets.
•	We believe that our brand name has helped us establish a large group of loyal customers.

New Management Team Leading Operational Turnaround

•	We improved front-end same store sales growth from a negative 2.2% in fiscal 2000 to a positive rate of growth by improving store conditions and product pricing and launching a competitive marketing program.
•	We have seen significant reductions in our net loss, which was $1.6 billion for fiscal 2001 and $112.1 million for fiscal 2003.
•	We curtailed our expansion plans and reduced our capital expenditures by approximately $524.9 million from fiscal 2000 to fiscal 2003.
•	We have commenced, effective fiscal 2004, a program to develop 75 and 100 new and relocated stores for fiscal 2005 and 2006, respectively.

Modern Store Base

•	Since the beginning of fiscal 1997, we have opened 476 new stores, relocated 980 stores, remodeled 649 stores and closed or sold an additional 1,412 stores, providing us with a modern store base. Approximately 60% of our stores have been constructed, remodeled or relocated since the beginning of fiscal 1997.

•	Most of our new stores include a drive-thru pharmacy, a one-hour photo shop and 990 include a GNC store-within-Rite Aid-store.
•	To support these new stores we have improved our distribution network by opening two high capacity distribution centers.
•	All of our stores are integrated into a common information system, which enables our pharmacists to fill prescriptions more accurately and efficiently and is designed to reduce chances of adverse drug interaction.
•	Each of our stores employs point-of-sale technology that facilitates inventory replenishment, sales analysis and recognition of customer trends.

Compelling Industry Fundamentals and Demographic Trends

•	Increasing life expectancy and the "baby boom" generation entering their fifties are expected to drive pharmacy sales. Based upon studies published by pharmacy benefit management companies and the Congressional Budget Office, management believes that pharmacy sales growth will increase at least 30% over the next three years.
•	Several factors will contribute to this continued growth in the pharmacy sector, including a record number of drugs in the FDA approval pipeline.

Our Business Strategy

Our strategy is to continue to focus on improving the productivity of our existing store base. We believe that improving the sales of our existing stores is important to achieving profitability and improving cash fiow. To achieve this objective, we are implementing the following:

Grow Our Pharmacy Prescription Count and Attract More Customers

•	Continue the focus on generic prescriptions which are a value to the customer and more profitable for us;
•	Enable our pharmacists to work directly with customers through productivity improvements supported by technology such as automatic refill programs, our next generation pharmacy system and e-prescriptions;
•	Purchase prescription files from independent pharmacists;
•	Attract new customers to our stores and increase sales per customer visit through various marketing strategies including weekly circulars, seasonal merchandising programs, cross-category merchandising and direct marketing efforts; and
•	Further enhance the store base through a program to develop new and relocated stores in our existing markets.

Grow Front End Sales

•	Improve inventory and product categories to offer more personalized products and services to our customers, including better management of seasonal items;
•	Enhance positive perceptions among customers through vendor promotions and weekly sales items;
•	Increase the emphasis on Rite Aid brand products to improve the customer value offering and improve our gross margin;
•	Continue to develop our GNC stores-within-Rite Aid stores and one-hour photo development departments;

•	Increase ethnic product offerings targeted to selected markets to enhance front-end sales growth; and
•	Continue to strengthen our relationships with our suppliers in order to offer customers a wider selection of products and categories.

Improve Customer Satisfaction With Focus on Service and Selection in Our Stores

•	Implement programs that are specifically directed towards our pharmacy business, including our, "With Us, It's Personal" and "Ready When Promised" customer service campaigns, and competitively priced cash prescriptions and expand our third-party plan networks;
•	Improve customer loyalty by establishing a strong community presence, increasing promotional themes and exclusive offers, focusing on the attraction and retention of managed care customers and partnering with major drug suppliers to provide discount cards to senior citizens;
•	Continue to utilize mystery shoppers and customer communications to improve our customers' perception of us.

Contain Expenses

•	Continue to execute our cost management programs;
•	Leverage our modern distribution facilities by utilizing new category management tools to optimize in-stock conditions and lower costs; and
•	Target expense areas with specific work plans for improvement and continuously monitor those work plans.

Recent Developments

On May 28, 2003, we announced that we replaced our senior secured credit facility with a new $1.85 billion senior secured credit facility that consists of a $1.15 billion term loan and a $700.0 million revolving credit facility that matures in April 2008. Our obligations under the new credit facility are guaranteed by substantially all of our wholly owned subsidiaries that guaranteed our obligations under our former senior secured credit facility. These subsidiary guarantees are secured by a first priority security interest in substantially the same collateral that secured the guarantees under our former senior secured credit facility and will secure the guarantees of the new notes on a second priority basis. The proceeds of the new credit facility were used to repay outstanding amounts under our former credit facility, to refinance our synthetic lease, and to replace our former revolving credit facility. On August 4, 2003, we amended and restated our new credit facility, which among other matters, resulted in a lower interest rate on the term loan borrowings under the facility. The interest rate on the term loan borrowings under the facility have been reduced by 0.5%.

On June 25, 2003, Mary F. Sammons, formerly our President and Chief Operating Officer, became our President and Chief Executive Officer at our annual meeting of stockholders. Robert G. Miller, formerly our Chairman and Chief Executive Officer, retained the position of Chairman. Mr. Miller will remain as Chairman until his term on our Board of Directors ends at our annual meeting in June 2005. At that time, the decision will be made regarding his standing for re-election to our Board.

Summary Description of the Exchange Offer

Old Notes	9½% Senior Secured Notes due 2011, which we issued on February 12, 2003.

New Notes	9½% Senior Secured Notes due 2011, the issuance of which has been registered under the Securities Act of 1933. The form and terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

Exchange Offer	We are offering to issue up to $300.0 million aggregate principal amount of the new notes in exchange for a like principal amount of the old notes to satisfy our obligations under the registration rights agreement that we entered into when the old notes were issued in transactions in reliance upon the exemption from registration provided by Rule 144A and Regulation S of the Securities Act.

Expiration Date; Tenders	The exchange offer will expire at 5:00 p.m., New York City time, on September 8, 2003 unless extended in our sole and absolute discretion. By tendering your old notes, you represent to us that:

•	you are not our "affiliate," as defined in Rule 405 under the Securities Act;
•	any new notes you receive in the exchange offer are being acquired by you in the ordinary course of your business;
•	at the time of commencement of the exchange offer, neither you nor anyone receiving new notes from you, has any arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the new notes in violation of the Securities Act;
•	you are not holding old notes that have, or are reasonably likely to have, the status of an unsold allotment in the initial offering;
•	if you are not a participating broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the new notes, as defined in the Securities Act; and
•	if you are a broker-dealer, you will receive the new notes for your own account in exchange for old notes that were acquired by you as a result of your market–making or other trading activities and that you will deliver a prospectus in connection with any resale of the new notes you receive. For further information regarding resales of the new notes by participating broker-dealers, see the discussion under the caption "Plan of Distribution."

Withdrawal; Non-Acceptance	You may withdraw any old notes tendered in the exchange offer at any time prior to 5:00 p.m., New York City time, on September 8, 2003. If we decide for any reason not to accept any old notes tendered for exchange, the old notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. In the case of the old notes tendered by book-entry transfer into the exchange agent's account at The Depository Trust Company, any withdrawn or unaccepted old notes will be credited to the tendering holder's account at DTC. For further information regarding the withdrawal of tendered old notes, see the "The Exchange Offer—Terms of the Exchange Offer; Period for Tendering Old Notes" and the "The Exchange Offer—Withdrawal Rights."

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may waive. See the discussion below under the caption "The Exchange Offer—Conditions to the Exchange Offer" for more information regarding the conditions to the exchange offer.

Procedures for Tendering the Old Notes	Unless you comply with the procedures described below under the caption "The Exchange Offer—Guaranteed Delivery Procedures", you must do one of the following on or prior to the expiration or termination of the exchange offer to participate in the exchange offer:

•	tender your old notes by sending the certificates for your old notes, in proper form for transfer, a properly completed and duly executed letter of transmittal, with any required signature guarantees, and all other documents required by the letter of transmittal, to BNY Midwest Trust Company, as exchange agent, at one of the addresses listed below under the caption "The Exchange Offer—Exchange Agent," or
•	tender your old notes by using the book-entry transfer procedures described below and transmitting a properly completed and duly executed letter of transmittal, with any required signature guarantees, or an agent's message instead of the letter of transmittal, to the exchange agent. In order for a book-entry transfer to constitute a valid tender of your old notes in the exchange offer, BNY Midwest Trust Company, as exchange agent, must receive a confirmation of book-entry transfer of your old notes into the exchange agent's account at DTC prior to the expiration or termination of the exchange offer. For more information regarding the use of book-entry transfer procedures, including a description of the required agent's message, see the discussion below under the caption "The Exchange Offer—Book-Entry Transfers."

Guaranteed Delivery Procedures	If you are a registered holder of old notes and wish to tender your old notes in the exchange offer, but

•	the old notes are not immediately available,
•	time will not permit your old notes or other required documents to reach the exchange agent before the expiration or termination of the exchange offer, or
•	the procedure for book-entry transfer cannot be completed prior to the expiration or termination of the exchange offer,

then you may tender old notes by following the procedures described below under the caption "The Exchange Offer—Guaranteed Delivery Procedures."

Special Procedures for Beneficial Owners	If you are a beneficial owner whose old notes are registered in the name of the broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should promptly contact the person in whose name the old notes are registered and instruct that person to tender on your behalf. If you wish to tender in the exchange offer on your behalf, prior to completing and executing the letter of transmittal and delivering your old notes, you must either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the person in whose name the old notes are registered.

Material Federal Income Tax Considerations	The exchange of the old notes for new notes in the exchange offer will not be a taxable transaction for United States federal income tax purposes. See the discussion under the caption "Material Federal Income Tax Considerations" for more information regarding the tax consequences to you of the exchange offer.

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Exchange Agent	BNY Midwest Trust Company is the exchange agent for the exchange offer. You can find the address and telephone number of the exchange agent below under the caption "The Exchange Offer—Exchange Agent."

Resales	Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to the third parties, we believe that the new notes you receive in the exchange offer may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act. However, you will not be able to freely transfer the new notes if:

•	you are our "affiliate," as defined in Rule 405 under the Securities Act;
•	you are not acquiring the new notes in the exchange offer in the ordinary course of your business;
•	you have an arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the new notes, you will receive in the exchange offer;
•	you are holding old notes that have or are reasonably likely to have the status of an unsold allotment in the initial offering; or
•	you are a participating broker-dealer that received new notes for its own account in the exchange offer in exchange for old notes that were acquired as a result of market-making or other trading activities.

If you fall within one of the exceptions listed above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction involving the new notes. See the discussion below under the caption "The Exchange Offer—Procedures for Tendering Old Notes" for more information.

Broker-Dealer	Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes which were received by such broker-dealer as a result of market making activities or other trading activities. We have agreed that for a period of up to 180 days after the expiration date, as defined in this prospectus, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution" for more information.

Registration Rights Agreement	When we issued the old notes in February 2003, we entered into a registration rights agreement with the initial purchasers of the old notes. Under the terms of the registration rights agreement, we agreed to use our best efforts to file with the SEC and cause to become effective, a registration statement relating to an offer to exchange the old notes for the new notes.

If we do not consummate the exchange offer within 210 days of the date that we sold the old notes (February 12, 2003), the interest rate borne by the old notes will be increased at a rate of 0.25% per annum every 90 days (but shall not exceed 0.50% per annum) until the exchange offer is completed, or until the old notes are freely transferable under Rule 144 of the Securities Act.

Under some circumstances set forth in the registration rights agreement, holders of old notes, including holders who are not permitted to participate in the exchange offer or who may not freely sell new notes received in the exchange offer, may require us to file and cause to become effective, a shelf registration statement covering resales of the old notes by these holders.

A copy of the registration rights agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. See "Description of the New Notes—Registration Rights and Additional Interest."

CONSEQUENCES OF NOT EXCHANGING OLD NOTES

If you do not exchange your old notes in the exchange offer, your old notes will continue to be subject to the restrictions on transfer described in the legend on the certificate for your old notes. In general, you may offer or sell your old notes only:

•	if they are registered under the Securities Act and applicable state securities laws;
•	if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or
•	if they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

We do not currently intend to register the old notes under the Securities Act. Under some circumstances, however, holders of the old notes, including holders who are not permitted to participate in the exchange offer or who may not freely resell new notes received in the exchange offer, may require us to file, and to cause to become effective, a shelf registration statement covering resales of old notes by these holders. For more information regarding the consequences of not tendering your old notes and our obligation to file a shelf registration statement, see "The Exchange Offer—Consequences of Exchanging or Failing to Exchange Old Notes" and "Description of the New Notes—Registration Rights Agreement and Additional Interest."

Summary Description of the New Notes

The terms of the new notes and those of the outstanding old notes are substantially identical, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes. For a more complete understanding of the new notes, see "Description of the New Notes."

Issuer	Rite Aid Corporation.

Securities	Up to $300.0 million aggregate principal amount of 9½% Senior Secured Notes due 2011.

Maturity Date	February 15, 2011.

Interest	We will pay interest on the new notes at the rate of 9½% per year, payable in cash, on February 15 and August 15 of each year, beginning on August 15, 2003.

Mandatory Redemption	None.

Optional Redemption	Prior to February 15, 2007, we may redeem some or all of the new notes by paying a "make-whole" premium based on U.S. Treasury rates. On or after February 15, 2007, we may redeem some or all of the new notes at the redemption prices listed under the heading "Description of the New Notes—Optional Redemption," plus accrued and unpaid interest to the date of redemption.

Subsidiary Guarantees	Our obligations under the new notes will be fully and unconditionally guaranteed, jointly and severally, subject to certain limitations, by those of our subsidiaries that from time to time guarantee our obligations under our new senior secured credit facility. Under certain circumstances, subsidiaries may be released from these guarantees without the consent of holders of the new notes. The subsidiary guarantees will be subordinated to the subsidiary guarantees of our new senior secured credit facility.

Security	The guarantees of the new notes will be secured, subject to permitted liens, by shared second priority liens granted by our subsidiary guarantors on all of the assets that secure our obligations under our new senior secured credit facility (other than cash or cash equivalents that may collateralize letter of credit obligations) which currently consist of substantially all of the inventory, accounts receivable, intellectual property and certain real property of the subsidiary guarantors (which we collectively refer to in this prospectus as the collateral). Under certain circumstances, collateral may be released without the consent of the holders of the new notes.

Repurchase at Option of Holders Upon a Change in Control	In the event of a change in control (as defined under the heading "Description of New Notes—Definitions"), each holder of new notes may require us to repurchase its new notes in whole or in part, at a repurchase price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date. See "Description of the New Notes—Repurchase at the Option of Holders Upon a Change of Control" and "Risk Factors—Risks Related to the Exchange Offer and Holding the New Notes—We may be unable to purchase the new notes upon a change of control."

Ranking	The new notes will be:

•	unsecured, unsubordinated obligations of Rite Aid Corporation; and
•	equal in ranking with all of our existing and future unsecured, unsubordinated debt. Currently, all of our debt is senior debt.

The subordinated guarantees by the subsidiary guarantors will be secured, subject to permitted liens, by second priority liens on the collateral, which is shared equally with other second priority debt in the distribution of proceeds of the collateral, except in limited circumstances.

Our subsidiaries conduct substantially all our operations and have significant liabilities, including trade payables. If the subsidiary guarantees are invalid or unenforceable or the limitations under the guarantees are applied, the new notes will be structurally subordinated to our substantial subsidiary liabilities and the liens on the collateral would be invalid or unenforceable.

As of May 31, 2003,

•	the total outstanding debt of us and the subsidiary guarantors (including current maturities and capital lease obligations, but excluding letters of credit) was approximately $3.9 billion;
•	none of our or any subsidiary guarantor's debt would have been subordinated to the new notes or the subsidiary guarantees;
•	the total outstanding debt of us and the subsidiary guarantors that would be senior to the guarantees by the subsidiary guarantors and have the benefit of first priority liens on the collateral would have been approximately $1.2 billion; and
•	the total outstanding debt of us and the subsidiary guarantors that would have the benefit of pari passu subordinated guarantees from the subsidiary guarantors and share pari passu, subject to permitted liens, second priority liens on the collateral would have been approximately $801.6 million.

Subject to permitted liens, the second priority liens will be shared equally and ratably with the holders of our 12.5% senior secured notes due 2006 and our 8.125% senior secured notes due 2010, in the distribution of the collateral, except in limited circumstances. Our new senior secured credit facility is secured by a first priority lien on the collateral and this lien will be senior to the liens securing the new notes. Pursuant to the indenture governing the new notes, the security agreements and a collateral trust and intercreditor agreement, additional debt secured by first priority liens and additional debt secured by second priority liens may be incurred without the consent of the holders of the notes.

Pursuant to the security agreements and a collateral trust and intercreditor agreement, the holders of the first priority liens will, at all times, control all rights and remedies with respect to the collateral while our new senior secured credit facility is outstanding. The second priority liens will not entitle holders of the new notes to take any action whatsoever with respect to the collateral at any time when the first priority liens are outstanding. The holders of the first priority liens will receive all proceeds from any realization on the collateral until the obligations secured by the first priority liens are paid in full.

The indenture for the new notes provides that the holders of new notes are deemed to have consented to various releases of collateral and subsidiary guarantees as well as various amendments to the second priority collateral documents that could be adverse to holders of new notes.

See "Description of the New Notes" and "Description of Collateral and Intercreditor Arrangements."

Covenants	The indenture governing the new notes contains covenants that limit our ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional debt;
•	to pay dividends or make other restricted payments;
•	purchase, redeem or retire capital stock or subordinated debt;
•	make asset sales;
•	enter into transactions with affiliates;
•	incur liens;
•	enter into sale-leaseback transactions;
•	provide subsidiary guarantees;
•	make investments; and
•	merge or consolidate with any other person.

RISK FACTORS

You should consider carefully the following factors, as well as the other information set forth or incorporated by reference in this prospectus, before tendering your old notes in the exchange offer. When we use the term "notes" in this prospectus, the term includes the old notes and the new notes.

Risks Related to the Exchange Offer and Holding the New Notes

Holders who fail to exchange their old notes will continue to be subject to restrictions on transfer.

If you do not exchange your old notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your old notes described in the legend on the certificates for your old notes. The restrictions on transfer of your old notes arise because we issued the old notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the old notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. We do not plan to register the old notes under the Securities Act. For further information regarding the consequences of tendering your old notes in the exchange offer, see the discussions below under the captions "The Exchange Offer—Consequences of Exchanging or Failing to Exchange Old Notes" and "Material Federal Income Tax Considerations."

You must comply with the exchange offer procedures in order to receive new, freely tradable new notes.

Delivery of new notes in exchange for old notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

•	certificates for old notes or a book-entry confirmation of a book-entry transfer of old notes into the Exchange Agent's account at DTC, New York, New York as depository, including an Agent's Message (as defined herein) if the tendering holder does not deliver a letter of transmittal;
•	a completed and signed letter of transmittal (or facsimile thereof), with any required signature guarantees, or an Agent's Message in lieu of the letter of transmittal; and
•	any other documents required by the letter of transmittal.

Therefore, holders of old notes who would like to tender old notes in exchange for new notes should be sure to allow enough time for the old notes to be delivered on time. We are not required to notify you of defects or irregularities in tenders of old notes for exchange. Old notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the exchange offer, certain registration and other rights under the registration rights agreement will terminate. See "The Exchange Offer—Procedures for Tendering Old Notes" and "The Exchange Offer—Consequences of Exchanging or Failing to Exchange Old Notes."

Some holders who exchange their old notes may be deemed to be underwriters and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

If you exchange your old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

There is no established trading market for the new notes and you may find it difficult to sell your new notes.

There is no existing trading market for the new notes. We do not intend to apply for listing or quotation of the new notes on any exchange. Therefore, we do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be, nor can we make any assurances regarding the ability of new note holders to sell their new notes, the amount of new notes to be outstanding following the exchange offer or the price at which the new notes might be sold. As a result, the market price of the new notes could be adversely affected. Historically, the market for non-investment grade debt, such as the new notes, has been subject to disruptions that have caused substantial volatility in the prices of such securities. Any such disruptions may have an adverse affect on holders of the new notes.

The guarantees of the new notes will be subordinated to the guarantees of our first priority debt, including our new senior secured credit facility, and the guarantees of the new notes are secured only to the extent that the first priority debt are oversecured; the terms of the new notes permit, without the consent of holders of new notes, various releases of collateral and subsidiary guarantees as well as various amendments to the second priority collateral documents that could be adverse to holders of new notes.

Subject to some limitations, those of our subsidiaries that guarantee our obligations under our new senior secured credit facility will guarantee our obligations under the new notes. These guarantees will, however, be subordinated to the guarantees of our first priority debt, including our new senior secured credit facility. The collateral that secures the guarantees of the new notes will also secure the guarantees of certain existing and future indebtedness, including our new senior secured credit facility and any refinancing of our new senior secured credit facility, on a first priority basis, certain existing and future indebtedness, on a second priority basis, including the guarantees of the old and new notes, our 12.5% senior secured notes due 2006, our 8.125% senior secured notes due 2010 and possible additional future indebtedness on a second priority basis. In addition, the indenture permits the incurrence of additional debt prior to the new notes but junior to our first priority debt. Any rights to payment and claims to the collateral by the holders of the new notes will therefore be fully subordinated to any claims by our creditors under the new senior secured credit facility In addition, other second priority debt may require the proceeds of collateral dispositions to be allocated to prepay, repurchase or provide for the prepayment or repurchase of other second priority debt when no such prepayment, repurchase or provision is required with respect to the new notes.

Only when our obligations under the new senior secured credit facility and any other first priority debt are satisfied in full will the proceeds of the collateral be available, subject to other permitted liens, to satisfy obligations under guarantees of the new notes and the other debt secured by the shared second priority lien. Even if the proceeds from the sale or liquidation of the collateral are sufficient to satisfy our obligations under the new senior secured credit facility, and any such additional first priority debt, if the amount of such remaining proceeds is less than the aggregate outstanding principal amount of debt secured by the shared second priority lien, we may be unable to fully satisfy our obligations under guarantees of the new notes. As a result, our obligations that are secured, subject to permitted liens, by the shared second priority lien are secured only to the extent that (i) the new senior secured credit facility and other possible future first priority debt is oversecured, and (ii) the oversecured amount is sufficient, subject to other permitted liens, to secure the old and new notes, the 12.5% senior secured notes, the 8.125% senior secured notes and any other possible future second priority debt. Pursuant to the indenture and the second priority collateral documents, substantial additional debt may share the second priority liens securing the subsidiary guarantees of the new notes without the consent of holders of new notes.

The lenders under the first priority debt, including the new senior secured credit facility, will, at all times, control all remedies or other actions related to the collateral. In addition, if the lenders under the first priority debt release the liens securing the obligations under the first priority debt then, under the terms of the indenture governing the new notes and the amended and restated collateral trust and intercreditor agreement, the holders of the new notes will be deemed to have given approval for the release of the liens securing the new notes, subject to certain limitations. All collateral sold, transferred or otherwise disposed of in accordance with the terms of the new senior secured credit facility and the second priority debt will automatically be released from the lien securing the subsidiary guarantees of the new notes. Accordingly, any such sale, transfer or disposition in a transaction that does not violate the asset disposition covenant in the indenture governing the new notes may result in a release of collateral. Because the asset disposition covenant of the indenture does not restrict transfers of assets by our subsidiaries to us, any transfer of collateral to us could result in such assets ceasing to constitute collateral. The liens securing guarantees of the new notes may also be released pursuant to the directions from representatives of a majority of the second priority debt obligations, unless the release involves all or substantially all the collateral, in which case release shall require the consent of the holders of new notes. The new notes may not represent a majority of the second priority debt obligations. Accordingly, substantial collateral may be released automatically without consent of the holders of new notes or the trustee under the indenture. In addition, if the lenders under the first priority debt release any of the subsidiary guarantors securing the obligations under the first priority debt, then the holders of the new notes will be deemed to have given approval for such release of any such subsidiary guarantor from its obligations under the subsidiary guarantee, subject to certain limitations. The second priority collateral documents may be amended with the consent of holders representing a majority of the second priority debt obligations and the senior collateral agents. In addition, the terms of the new notes permit various other releases of collateral and subsidiary guarantees as well as various amendments to the second priority collateral documents that could be adverse to holders of new notes without the consent of holders of new notes. See "Description of the New Notes" and "Description of Collateral and Intercreditor Arrangements."

If the guarantees of the new notes and the liens that secure these guarantees are held to be invalid or unenforceable or are limited in accordance with their terms, the new notes would be unsecured and structurally subordinated to the debt of our subsidiaries.

We are a holding company with no direct operations. Our principal assets are the equity interests we hold in our operating subsidiaries. As a result, we are dependent upon dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations, including the payment of principal of and interest on our outstanding debt. Our subsidiaries are legally distinct from us and have no obligation to pay amounts due on our debt or to make funds available to us for such payment. Accordingly, our debt that is not guaranteed by our subsidiaries is structurally subordinated to the debt and other liabilities of our subsidiaries.

All of the subsidiaries that guarantee our obligations under our new senior secured credit facility will initially guarantee our obligations on the new notes. These guarantees will be secured, subject to permitted liens, by shared second priority liens on the collateral. The terms of these guarantees will provide that they are limited (and subject to reduction) to the extent necessary to prevent such guarantees and the guarantees of first priority debt from constituting fraudulent conveyances. However, the guarantees of first priority debt will only be limited (or reduced) after the subordinated guarantees for the new notes and the other debt are extinguished.

Our creditors or the creditors of our subsidiaries could challenge these guarantees and these liens as fraudulent conveyances or on other grounds. The delivery of these guarantees and the grant of the shared second priority liens securing these guarantees could be found to be a fraudulent transfer and declared void if a court determined that: the subsidiary delivered the guarantee and granted the lien with the intent to hinder, delay or defraud its existing or future creditors; the subsidiary did not receive fair consideration for the delivery of the guarantee and the incurrence of the lien; or the subsidiary was insolvent at the time it delivered the guarantee and granted the lien. We cannot assure you that a court would not reach one of these conclusions. In the event that a court declares either these guarantees or these liens to be void, or in the event that the guarantees must be limited or voided in accordance with their terms, any claim you may make against us for amounts payable on the new notes would be unsecured and effectively subordinated to the obligations of our subsidiaries, including trade payables and other liabilities that constitute indebtedness.

We may be unable to purchase the new notes upon a change of control.

Upon a change of control event, we would be required to offer to purchase the new notes for cash at a price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest, if any. The change of control provisions of the new notes may not protect you if we undergo a highly leveraged transaction, reorganization, restructuring, merger or similar transaction that may adversely affect you unless the transaction is included within the definition of a change of control.

Our new senior secured credit facility provides that the occurrence of certain events that would constitute a change in control for the purposes of the indenture governing the new notes constitutes a default under such facility. Much of our other debt also requires us to repurchase such debt upon an event that would constitute a change in control for the purposes of the new notes. Other future debt may contain prohibitions of events that would constitute a change in control or would require such debt to be repurchased upon a change in control. Moreover, the exercise by holders of new notes of their right to require us to repurchase their new notes could cause a default under our existing or future debt, even if the change in control itself does not result in a default under existing or future debt, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to holders of new notes upon a repurchase may be limited by our financial resources at the time of such repurchase. Therefore, we cannot assure you that sufficient funds will be available when necessary to make any required repurchases. Our failure to purchase new notes in connection with a change in control would result in a default under the indenture governing the new notes. Such a default would, in turn, constitute a default under much of our existing debt, and may constitute a default under future debt as well.

Risks Related to our Financial Condition

We are highly leveraged. Our substantial indebtedness will severely limit cash flow available for our operations and could adversely affect our ability to service debt or obtain additional financing if necessary.

We had, as of May 31, 2003, $3.9 billion of outstanding indebtedness and stockholders' deficit of $140.6 million. We also had additional borrowing capacity under our revolving credit facility of $576.5 million at that time net of outstanding letters of credit of $123.5 million. Our debt obligations adversely affect our operations in a number of ways and, while we believe we have adequate sources of liquidity to meet our anticipated annual requirements for working capital, debt service and capital expenditures through the end of fiscal year 2004, there can be no assurance that our cash flow from operations will be sufficient to service our debt, which may require us to borrow additional funds for that purpose, restructure or otherwise refinance our debt. Our earnings were insufficient to cover our fixed charges for fiscal 2003 by $203.9 million and for the first quarter of fiscal 2004 by $38.9 million. It was also necessary for us to supplement our cash from operations with borrowings under our senior secured credit facility for our 2001 and 2000 fiscal years.

Our high level of indebtedness will continue to restrict our operations. Among other things, our indebtedness will:

•	limit our ability to obtain additional financing;
•	limit our flexibility in planning for, or reacting to, changes in the markets in which we compete;
•	place us at a competitive disadvantage relative to our competitors with less indebtedness;
•	render us more vulnerable to general adverse economic and industry conditions; and
•	require us to dedicate a substantial portion of our cash flow to service our debt.

Our ability to make payments on our debt depends upon our ability to substantially improve our future operating performance, which is subject to general economic and competitive conditions and to financial, business and other factors, many of which we cannot control. If our cash flow from our operating activities is insufficient, we may take certain actions, including delaying or reducing capital or other expenditures, attempting to restructure or refinance our debt, selling assets or operations or seeking additional equity capital. We may be unable to take any of these actions on satisfactory terms or in a timely manner. Further, any of these actions may not be sufficient to allow us to service our debt obligations or may have an adverse impact on our business. Our existing debt agreements limit our ability to take certain of these actions. Our failure to earn enough to pay our debts or to successfully undertake any of these actions could have a material adverse effect on us.

Some of our debt, including borrowings under our new senior secured credit facility, is based upon variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

Approximately $1.2 billion or 29.1%, of our outstanding indebtedness as of May 31, 2003 bears an interest rate that varies depending upon LIBOR. If we borrow additional amounts under our new senior secured credit facility, the interest rate on those borrowings will vary depending upon LIBOR. If LIBOR rises, the interest rates on this outstanding debt will also increase. Therefore an increase in LIBOR would increase our interest payment obligations under these outstanding loans and have a negative effect on our cash flow and financial condition.

The covenants in our outstanding indebtedness, including the indenture governing the new notes, impose restrictions that may limit our operating and financial flexibility.

The covenants in the instruments that govern our outstanding indebtedness restrict our ability to:

•	incur liens and debt;
•	pay dividends;
•	make redemptions and repurchases of capital stock;
•	make loans, investments and capital expenditures;
•	prepay, redeem or repurchase debt;
•	engage in mergers, consolidations, assets dispositions, sale-leaseback transactions and affiliate transactions;
•	change our business;
•	amend some of our debt and other material agreements;
•	issue and sell capital stock of subsidiaries;
•	restrict distributions from subsidiaries; and
•	grant negative pledges to other creditors.

If we are unable to meet the terms of the financial covenants or if we breach any of these covenants, a default could result under one or more of these agreements. A default, if not waived by our lenders, could result in the acceleration of our outstanding indebtedness and cause our debt to become immediately due and payable. If acceleration occurs, we would not be able to repay our debt and it is unlikely that we would be able to borrow sufficient additional funds to refinance such debt. Even if new financing is made available to us, it may not be available on terms acceptable to us.

If we obtain modifications of our agreements or are required to obtain waivers of defaults, we may incur significant fees and transaction costs. The consummation of the offering of the old notes and the offering of our 9½% senior secured notes required consents to certain amendments of our former senior secured credit facility and our second priority collateral arrangements. In fiscal 2003, as well as in fiscal 2002 and 2001, we modified certain covenants contained in our then existing senior secured credit facility and loan agreements. In fiscal 2000, we obtained waivers of compliance contained in our credit facilities and public indentures. In connection with obtaining these modifications and waivers, we paid significant fees and transaction costs.

Risks Related to our Operations

Major lawsuits have been brought against us and certain of our subsidiaries, and there are currently pending both civil and criminal investigations by the United States Attorney. In addition to any fines or damages that we might have to pay, any criminal conviction against us may result in the loss of licenses and contracts that are material to the conduct of our business, which would have a negative effect on our results of operations, financial condition and cash flows.

There are several major ongoing lawsuits and investigations in which we are involved. While some of these lawsuits have been settled, pending court approval or appeal, we are unable to predict the outcome of any of these matters at this time. If any of these cases result in a substantial monetary judgment against us or are settled on unfavorable terms, our results of operations, financial condition and cash flows could be materially adversely affected.

There are currently pending both civil and criminal governmental investigations by the United States Attorney concerning our operations under prior management and other matters. Settlement discussions have begun with the United States Attorney for the Middle District of Pennsylvania, who has proposed that the government would not institute any criminal proceeding against us if we enter into a consent judgment providing for a civil penalty payable over a period of years. The amount of the civil penalty has not been agreed to and there can be no assurance that a settlement will be reached or that the amount of such penalty will not have a material adverse effect on our financial condition and results of operations. We recorded an accrual of $20.0 million in fiscal 2003 in connection with the resolution of these matters; however, we may incur charges in excess of that amount and we are unable to estimate the possible range of loss. We will continue to evaluate our estimate and to the extent that additional information arises or our strategy changes, we will adjust our accrual accordingly.

If we were convicted of any crime, certain licenses and government contracts, such as Medicaid plan reimbursement agreements, that are material to our operations may be revoked, which would have a material adverse effect on our results of operations and financial condition. In addition, substantial penalties, damages, or other monetary remedies assessed against us could also have a material adverse effect on our results of operations, financial condition and cash flows.

Given the size and nature of our business, we are subject from time to time to various lawsuits which, depending on their outcome, may have a negative impact on our results of operations, financial condition and cash flows.

We are substantially dependent on a single supplier of pharmaceutical products to sell products to us on satisfactory terms. A disruption in this relationship would have a negative effect on our results of operations, financial condition and cash flow.

We obtain approximately 90% of our pharmaceutical products from a single supplier, McKesson Corp. ("McKesson"), pursuant to a contract that runs until April 2004. Pharmacy sales represented approximately 63.2% of our total sales during fiscal 2003, and 64.5% of our total sales during the first quarter of fiscal 2004, and, therefore, our relationship with McKesson is important to us. Any significant disruptions in our relationship with McKesson would make it difficult for us to continue to operate our business, and would have a material adverse effect on our results of operations, financial condition and cash flows.

We need to continue to improve our operations in order to improve our financial condition, but our operations will not improve if we cannot continue to effectively implement our business strategy or if they are negatively affected by general economic conditions.

Our operations during fiscal 2000 were adversely affected by a number of factors, including our financial difficulties, inventory shortages, allegations of violations of the law, including drug pricing issues, disputes with suppliers and uncertainties regarding our ability to produce audited financial statements. To improve operations, new management developed and in fiscal 2001 began implementing and continues to implement a business strategy to improve our stores and enhance our relationships with our customers by improving the pricing of products, providing more consistent advertising through weekly circulars, eliminating inventory shortages and out-dated inventory, strengthening our relationships with our vendors, developing programs intended to provide better customer service, purchasing prescription files and other means.

Since the beginning of fiscal 1997, we have relocated 980 stores, remodeled 649 stores, opened 476 new stores and closed or sold an additional 1,412 stores. These new, relocated and remodeled stores represented approximately 60% of our total stores at May 31, 2003. Although this substantial investment made in our store base over the last seven years has given us a modern store base, our store base has not yet achieved a level of sales productivity comparable to our major competitors. Accordingly, many of our new and relocated stores have not developed a critical mass of customers needed to achieve profitability. Our long term business strategy is to focus on improving the productivity of our existing store base. We believe that improving the sales of existing stores is important to achieving profitability and continuing to improve operating cash flow.

If we are not successful in implementing our business strategy, or if our business strategy is not effective, we may not be able to continue to improve our operations. In addition, any adverse change in general economic conditions can adversely affect consumer buying practices and reduce our sales of front-end products, which are our higher margin products, and cause a proportionately greater decrease in our profitability. Failure to continue to improve operations or a decline in general economic conditions would adversely affect our results of operations, financial condition and cash flows and our ability to make principal or interest payments on our debt.

We are dependent on our management team and the loss of their services could have a material adverse effect on our business and the results of our operations or financial condition.

The success of our business is materially dependent upon the continued services of our executive management team. The loss of key personnel could have a material adverse effect on the results of our operations, financial condition and cash flows. Additionally, we cannot assure you that we will be able to attract or retain other skilled personnel in the future.

On June 25, 2003 Mary F. Sammons, formerly our President and Chief Operating Officer, became our President and Chief Executive Officer. Robert G. Miller, formerly our Chairman and Chief Executive Officer, retained the position of Chairman.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other attacks or acts of war may adversely affect the markets in which we operate, our operations and our profitability.

The attacks of September 11, 2001 and subsequent events, including the current military action in Iraq, have caused instability in the United States and other financial markets and have led, and may continue to lead to, further armed hostilities, prolonged military action in Iraq or further acts of terrorism in the United States or abroad, which could cause further instability in financial markets and reduced consumer confidence. The threat of terrorist attacks, the current military action in Iraq and other related developments may adversely affect prevailing economic conditions, resulting in reduced consumer spending and reduced sales in our stores. These developments will subject us to increased risks and, depending on their magnitude, could have a material adverse effect on our business.

Risks Related to our Industry

The markets in which we operate are very competitive and further increases in competition could adversely affect us.

We face intense competition with local, regional and national companies, including other drugstore chains, independently owned drugstores, supermarkets, mass merchandisers, discount stores and mail order pharmacies. We may not be able to effectively compete against them because our existing or potential competitors may have financial and other resources that are superior to ours. In addition, we may be at a competitive disadvantage because we are more highly leveraged than our competitors. Because many of our stores are new, their ability to achieve profitability depends on their ability to achieve a critical mass of customers. While customer growth is often achieved through purchases of prescription files from existing pharmacies, our ability to achieve this critical mass through purchases of prescription files could be confined by liquidity constraints. Although in the past our competitiveness has been adversely affected by problems with inventory shortages, uncompetitive pricing and customer service, we have taken steps to address these issues. We believe that the continued consolidation of the drugstore industry and additional store openings will further increase competitive pressures in the industry. As competition increases, a significant increase in general pricing pressures could occur which would require us to increase our sales volume and to sell higher margin products and services in order to remain competitive. We cannot assure you that we will be able to continue to compete effectively in our markets or increase our sales volume in response to further increased competition.

Changes in third-party reimbursement levels for prescription drugs could reduce our margins and have a material adverse effect on our business.

Sales of prescription drugs, as a percentage of sales, and the percentage of prescription sales with third parties, have been increasing and we expect them to continue to increase. In fiscal 2003 and the first quarter of fiscal 2004, sales of prescription drugs represented 63.2% and 64.5% of our sales, respectively, and 92.7% and 93.1%, respectively, of all of the prescription drugs that we sold were with third-party payors. During fiscal 2003, the top five third-party payors accounted for approximately 29% of our total sales. Any significant loss of third-party provider business could have a material adverse effect on our business and results of operations. Also, these third-party payors could reduce the levels at which they will reimburse us for the prescription drugs that we provide to their members. Furthermore, if Medicare is reformed to include prescription benefits, we may be reimbursed for some prescription drugs at prices lower than our current reimbursement levels. In fiscal 2003, approximately 11% of our revenues were from state sponsored Medicaid agencies. There have been a number of recent proposals and enactments by various states to reduce Medicaid reimbursement levels in response to budget problems, some of which propose to reduce reimbursement levels in the applicable states significantly, and we expect other similar proposals in the future. If third-party payors reduce their reimbursement levels or if Medicare or state Medicaid covers prescription drugs at reimbursement levels lower than our current levels, our margins on these sales would be reduced, and the profitability of our business and our results of operations, financial condition and cash flows could be adversely affected.

We are subject to governmental regulations, procedures and requirements; our noncompliance or a significant regulatory change could adversely affect our business, the results of our operations or our financial condition.

Our pharmacy business is subject to federal, state and local regulation. These include local registrations of pharmacies in the states where our pharmacies are located, applicable Medicare and Medicaid regulations, and prohibitions against paid referrals of patients. Failure to properly adhere to these and other applicable regulations could result in the imposition of civil and criminal penalties and could adversely affect the continued operation of our business. Furthermore, our pharmacies could be affected by federal and state reform programs, such as healthcare reform initiatives, the passing of which could adversely affect our results of operations, financial condition and cash flows.

Our pharmacy business is subject to patient privacy and other obligations, including corporate, pharmacy and associate responsibility, imposed by the Health Insurance Portability and Accountability Act. As a covered entity, we are required to implement privacy standards, train our associates on the permitted uses and disclosures of protected health information, provide a notice of privacy practice to our pharmacy customers and permit pharmacy customers to access and amend their records and receive an accounting of disclosures of protected health information. Failure to properly adhere to these requirements could result in the imposition of civil as well as criminal penalties.

Certain risks are inherent in the provision of pharmacy services; our insurance may not be adequate to cover any claims against us.

Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals and other healthcare products, such as with respect to improper filling of prescriptions, labeling of prescriptions and adequacy of warnings. Although we maintain professional liability and errors and omissions liability insurance, from time to time, claims result in the payment of significant amounts, some portions of which are not funded by insurance. We cannot assure you that the coverage limits under our insurance programs will be adequate to protect us against future claims, or that we will maintain this insurance on acceptable terms in the future. Our results of operations, financial condition or cash flows may be adversely affected if in the future our insurance coverage proves to be inadequate or unavailable or there is an increase in liability for which we self insure or we suffer reputational harm as a result of an error or omission.

We will not be able to compete effectively if we are unable to attract, hire and retain qualified pharmacists.

There is a nationwide shortage of qualified pharmacists. In response to this challenge, we have implemented improved benefits and training programs in order to attract, hire and retain qualified pharmacists. However, we may not be able to attract, hire and retain enough qualified pharmacists. This could adversely affect our operations.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. Any old notes that are properly tendered and exchanged pursuant to the exchange offer will be retired and cancelled.

RATIO OF EARNINGS TO FIXED CHARGES

We have calculated the ratio of earnings to fixed charges in the following table by dividing earnings less preferred stock dividend requirements by fixed charges. For this purpose, earnings include pre-tax income from continuing operations plus fixed charges. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense, preferred stock dividend requirement and that portion of rental expense which is representative of the interest factor in those rentals.

	Year Ended					Thirteen Week Period Ended
	March 1, 2003 (52 weeks)	March 2, 2002 (52 weeks)	March 3, 2001 (53 weeks)	February 26, 2000 (52 weeks)	February 27, 1999 (52 weeks)	May 31, 2003	June 1, 2002
	(Dollars in thousands)
Fixed Charges:
Interest Expense	$330,020	$396,064	$649,926	$542,028	$274,826	$78,958	$84,681
Interest Portion of Net Rental Expense (1)	189,463	182,260	159,066	146,852	139,104	46,782	47,090
Fixed Charges Before Capitalized Interest and Preferred Stock Dividend Requirements	519,483	578,324	808,992	688,880	413,930	125,740	131,721
Preferred Stock Dividend Requirement (2)	49,540	42,354	42,445	15,554	965	—	11,123
Capitalized Interest	301	806	1,836	5,292	7,069	48	95
Total Fixed Charges	$569,324	$621,484	$853,273	$709,726	$421,964	$125,788	$142,939
Earnings:
Loss From Continuing Operations Before Income Taxes and Cumulative Effect of Accounting Change (3)	$(154,016)	$(839,426)	$(1,282,807)	$(1,123,296)	$(665,040)	$(38,822)	$(40,927)
Share of Loss From Equity Method Investees	—	12,092	36,675	15,181	448	—	—
Preferred Stock Dividend Requirement (2)	(49,540)	(42,354)	(42,445)	(15,554)	(965)	—	(11,123)
Fixed Charges Before Capitalized Interest	569,023	620,678	851,437	704,434	414,895	125,740	142,844
Total Adjusted Earnings (Loss)	365,467	(249,010)	(437,140)	(419,235)	(250,662)	86,918	90,794
Earnings to Fixed Charges, Deficiency	$(203,857)	$(870,494)	$(1,290,413)	$(1,128,961)	$(672,626)	$(38,870)	$(52,145)

(1)	The interest portion of net rental expense is estimated to be equal to one-third of the minimum rental expense for the period.
(2)	The preferred stock dividend requirement is computed as the pre-tax earnings that would be required to cover preferred stock dividends.
(3)	Gains and losses on extinguishment of debt that were previously classified as an extraordinary item in the years ended March 1, 2003 and March 2, 2002, and in the thirteen week period ended June 1, 2002, are now included as a component of results from continuing operations, pursuant to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 145, "Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections."

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and related notes, incorporated by reference in this prospectus. The selected consolidated financial data for the thirteen-week periods ended May 31, 2003 and June 1, 2002 are unaudited and not necessarily indicative of the results to be expected for the full year. The unaudited interim selected consolidated financial data reflects all adjustments (consisting primarily of normal recurring adjustments except as described in the footnotes to the interim consolidated financial statements) which are, in the opinion of management, necessary to present fairly the financial data for the interim periods.

	Year Ended					Thirteen Week Period Ended
	March 1, 2003 (52 weeks)(5)	March 2, 2002 (52 weeks)(5)	March 3, 2001 (53 weeks) (1)	February 26, 2000 (52 weeks) (1)	February 27, 1999 52 weeks)(1)	May 31, 2003	June 1, 2002(5)
	(Dollars in thousands)
Operations Data:
Revenues	$15,791,278	$15,166,170	$14,516,865	$13,338,947	$12,438,442	$4,046,168	$3,923,731
Costs and expenses:
Cost of goods sold, including occupancy costs	12,035,537	11,697,912	11,151,490	10,213,428	9,406,831	3,068,175	2,993,778
Selling, general and administrative expenses	3,471,573	3,422,383	3,412,442	3,651,248	3,168,363	889,773	889,143
Stock-based compensation expense (benefit)(4)	4,806	(15,891)	45,865	(43,438)	32,200	9,835	8,094
Goodwill amortization	—	21,007	20,670	24,457	26,055	—	—
Store closing and impairment charges (credits)	135,328	251,617	388,078	139,448	195,359	6,366	(4,117)
Interest expense	330,020	396,064	649,926	542,028	274,826	78,958	84,631
Interest rate swap contracts	278	41,894	—	—	—	—	264
(Gain) loss on debt or lease conversions, modifications, and retirements(3)	(13,628)	221,054	100,556	—	—	33,427	(270)
Share of loss from equity investment	—	12,092	36,675	15,181	448	—	—
Gain on sale of assets and investments	(18,620)	(42,536)	(6,030)	(80,109)	—	(1,504)	(16,865)
Total costs and expenses	15,945,294	16,005,596	15,799,672	14,462,243	13,104,082	4,084,990	3,964,658
Loss from continuing operations before income taxes and cumulative effect of accounting change	(154,016)	(839,426)	(1,282,807)	(1,123,296)	(665,640)	(38,822)	(40,927)
Income tax (benefit) expense	(41,940)	(11,745)	148,957	(8,375)	(216,941)	—	43,511
Income (loss) from continuing operations before cumulative effect of accounting change	(112,076)	(827,681)	(1,431,764)	(1,114,921)	(448,699)	(38,822)	2,584
Income (loss) from discontinued operations, net(1)	—	—	11,335	9,178	(12,823)	—	—
Loss on disposal of discontinued operations, net(1)	—	—	(168,795)	—	—	—	—
Cumulative effect of accounting change, net	—	—	—	(27,300)	—	—	—
Net income (loss)	$(112,076)	$(827,681)	$(1,589,224)	$(1,133,043)	$(461,522)	$(38,822)	$2,584

	Year Ended					Thirteen Week Period Ended
	March 1, 2003 (52 weeks)(5)	March 2, 2002 (52 weeks)(5)	March 3, 2001 (53 weeks) (1)	February 26, 2000 (52 weeks) (1)	February 27, 1999 52 weeks)(1)	May 31, 2003	June 1, 2002(5)
	(Dollars in thousands)
Basic and diluted (loss) income per share:
Loss from continuing operations(3)	$(0.28)	$(1.82)	$(5.15)	$(4.34)	$(1.74)	$(0.08)	$(0.01)
Income (loss) from discontinued operations	—	—	(0.50)	0.04	(0.05)	—	—
Cumulative effect of accounting change	—	—	—	(0.11)	—	—	—
Net loss per share	$(0.28)	$(1.82)	$(5.65)	$(4.41)	$(1.79)	$(0.08)	$(0.01)
Balance Sheet Data (at end of period):
Working capital (deficit)	$1,676,889	$1,580,218	$1,955,877	$752,657	$(892,115)	$1,703,762	$1,499,192
Property, plant and equipment (net)	1,868,579	2,096,030	3,041,008	3,445,828	3,328,499	1,932,726	2,048,826
Total assets	6,133,515	6,491,759	7,913,911	9,845,566	9,778,451	6,239,100	6,469,238
Total debt and capital lease obligations(2)	3,862,628	4,056,468	5,894,548	6,612,868	5,922,504	3,948,704	4,046,046
Redeemable preferred stock	19,663	19,561	19,457	19,457	23,559	19,689	19,586
Total stockholders' equity (deficit)	(112,329)	9,616	(354,435)	432,509	1,339,617	(140,636)	20,309
Other Data:
Cash flows from continuing operations provided by (used in):
Operating activities	$305,383	$16,343	$(704,554)	$(623,098)	$278,947	$49,800	$38,113
Investing activities	(72,214)	342,531	677,653	(504,112)	(2,705,043)	(125,132)	(3,434)
Financing activities	(211,903)	(107,109)	(64,324)	905,091	2,660,341	52,753	7,785
Capital expenditures	116,154	187,383	141,504	641,070	1,314,423	133,655	22,300
Cash dividends declared per common share	$0	$0	$0	$.3450	$.4375	0	0
Number of retail drugstores (at end of period)	3,404	3,497	3,648	3,802	3,870	3,396	3,454
Pharmacy sales as a percentage of sales	63.2%	61.3%	59.5%	58.4%	54.2%	64.5%	63.5%

(1)	PCS was acquired on January 22, 1999 and sold on October 2, 2000, and accordingly, our PBM segment is reported as a discontinued operation for all periods presented.
(2)	Includes capital lease obligations of $176.2 million as of March 1, 2003, $182.6 million as of March 2, 2002, $1.1 billion as of March 3, 2001, February 26, 2000 and February 27, 1999, respectively, $174.4 million as of May 31, 2003 and $181.0 million as of June 1, 2002.
(3)	Gains and losses on extinguishment of debt that were previously classified as an extraordinary item in the years ended March 1, 2003 and March 2, 2002 and in the thirteen week period ended June 1, 2002, are now included as a component of results from continuing operations, pursuant to the adoption of SFAS No. 145.
(4)	Effective March 1, 2003, the Company adopted SFAS No. 123, "Accounting for Stock Based Compensation", utilizing the modified prospective method of adoption under the provisions of SFAS No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure." Accordingly, stock based compensation expense presented for the thirteen week period ended May 31, 2003 has been calculated as if the recognition provisions of SFAS No. 123 had been applied from its original effective date. Results for prior periods have not been restated.
(5)	Certain reclassifications have been made to conform to current period classifications.

THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Old Notes

Subject to terms and conditions detailed in this prospectus, we will accept for exchange old notes which are properly tendered on or prior to the expiration date and not withdrawn as permitted below. As used herein, the term "expiration date" means 5:00 p.m., New York City time, on September 8, 2003. We may, however, in our sole discretion, extend the period of time during which the exchange offer is open. The term "expiration date" means the latest time and date to which the exchange offer is extended.

As of the date of this prospectus, $300.0 million aggregate principal amount of old notes are outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about the date hereof, to all holders of old notes known to us.

We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and delay acceptance for exchange of any old notes, by giving oral or written notice of such extension to the holders thereof as described below. During any such extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Old notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.

We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes, upon the occurrence of any of the conditions of the exchange offer specified under "—Conditions to the exchange offer." We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. Such notice, in the case of any extension, will be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Procedures for Tendering Old Notes

The tender to us of old notes by you as set forth below and our acceptance of the old notes will constitute a binding agreement between us and you upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. Except as set forth below, to tender old notes for exchange pursuant to the exchange offer, you must transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal or, in the case of a book--entry transfer, an agent's message in lieu of such letter of transmittal, to BNY Midwest Trust Company, as exchange agent, at the address set forth below under "—Exchange Agent" on or prior to the expiration date. In addition, either:

•	certificates for such old notes must be received by the exchange agent along with the letter of transmittal,
•	a timely confirmation of a book-entry transfer (a "book-entry confirmation") of such old notes, if such procedure is available, into the exchange agent's account at DTC pursuant to the procedure for book-entry transfer must be received by the exchange agent, prior to the expiration date, with the letter of transmittal or an agent's message in lieu of such letter of transmittal, or
•	the holder must comply with the guaranteed delivery procedures described below.

The term "agent's message" means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce such letter of transmittal against such participant.

The method of delivery of old notes, letters of transmittal and all other required documents is at your election and risk. If such delivery is by mail, it is recommended that you use registered mail, properly insured, with return receipt requested. In all cases, you should sufficient time to assure timely delivery. No letter of transmittal or old notes should be sent to us.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes surrendered for exchange are tendered:

•	by a holder of the old notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal, or
•	for the account of an eligible institution (as defined below).

In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, such guarantees must be by a firm which is a member of the Securities Transfer Agent Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Program (each such entity being hereinafter referred to as an "eligible institution"). If old notes are registered in the name of a person other than the signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as we or the exchange agent determine in our sole discretion, duly executed by the registered holders with the signature thereon guaranteed by an eligible institution.

We or the exchange agent in our sole discretion will make a final and binding determination on all questions as to the validity, form, eligibility (including time of receipt) and acceptance of old notes tendered for exchange. We reserve the absolute right to reject any and all tenders of any particular old note not properly tendered or to not accept any particular old note which acceptance might, in our judgment or our counsel's, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old note either before or after the expiration date (including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer). Our or the exchange agent's interpretation of the term and conditions of the exchange offer as to any particular old note either before or after the expiration date (including the letter of transmittal and the instructions thereto) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within a reasonable period of time, as we determine. We are not, nor is the exchange agent or any other person, under any duty to notify you of any defect or irregularity with respect to your tender of old notes for exchange, and no one will be liable for failing to provide such notification.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, such old notes must be endorsed or accompanied by powers of attorney signed exactly as the name(s) of the registered holder(s) that appear on the old notes.

If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us or the exchange agent, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

By tendering old notes, you represent to us that, among other things, the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such new notes, whether or not such person is the holder, that neither the holder nor such other person has any arrangement or understanding with any person, to participate in the distribution of the new notes, and that you are not holding old notes that have, or are reasonably likely to have, the status of an unsold allotment in the initial offering. If you are our "affiliate," as defined under Rule 405 under the Securities Act, and engage in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of such new notes to be acquired pursuant to the exchange offer, you or any such other person:

•	could not rely on the applicable interpretations of the staff of the SEC and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See "Plan of Distribution." The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. See "—Conditions to the Exchange Offer." For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange if and when we give oral (confirmed in writing) or written notice to the exchange agent.

The holder of each old note accepted for exchange will receive a new note in the amount equal to the surrendered old note. Holders of new notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid on the old notes. Holders of new notes will not receive any payment in respect of accrued interest on old notes otherwise payable on any interest payment date, the record date for which occurs on or after the consummation of the exchange offer.

In all cases, issuance of new notes for old notes that are accepted for exchange will be made only after timely receipt by the exchange agent of:

•	a timely book-entry confirmation of such old notes into the exchange agent's account at DTC,
•	a properly completed and duly executed letter of transmittal or an agent's message in lieu thereof, and
•	all other required documents.

If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned without expense to the tendering holder (or, in the case of old notes tendered by book entry transfer into the exchange agent's account at DTC pursuant to the book-entry procedures described below, such non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfers

For purposes of the exchange offer, the exchange agent will request that an account be established with respect to the old notes at DTC within two business days after the date of this prospectus, unless the exchange agent already has established an account with DTC suitable for the exchange offer. Any financial institution that is a participant in DTC may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof or an agent's message in lieu thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth under "—Exchange Agent" on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

Guaranteed Delivery Procedures

If you desire to tender your old notes and your old notes are not immediately available, or time will not permit your old notes or other required documents to reach the exchange agent before the expiration date, a tender may be effected if:

•	the tender is made through an eligible institution,
•	prior to the expiration date, the exchange agent received from such eligible institution a notice of guaranteed delivery, substantially in the form we provide (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth your name and address, the amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile thereof or agent's message in lieu thereof, with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by such eligible institution with the exchange agent, and
•	the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile thereof or agent's message in lieu thereof, with any required signature guarantees and all other documents required by the letter of transmittal, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

You may withdraw your tender of old notes at any time prior to the expiration date. To be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses set forth under "—Exchange Agent." This notice must specify:

•	the name of the person having tendered the old notes to be withdrawn,
•	the old notes to be withdrawn (including the principal amount of such old notes), and
•	where certificates for old notes have been transmitted, the name in which such old notes are registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless such holder is an eligible institution. If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.

We or the exchange agent will make a final and binding determination on all questions as to the validity, form and eligibility (including time of receipt) of such notices. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes tendered for exchange but not exchanged for any reason will be returned to the holder without cost to such holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described above, such old notes will be credited to an account maintained with DTC for the old notes as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "—Procedures for tendering old notes" above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if any of the following events occur prior to acceptance of such old notes:

(a)	the exchange offer violates any applicable law or applicable interpretation of the staff of the SEC; or

(b)	there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree has been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission,
(1)	seeking to restrain or prohibit the making or consummation of the exchange offer or any other transaction contemplated by the exchange offer, or assessing or seeking any damages as a result thereof, or
(2)	resulting in a material delay in our ability to accept for exchange or exchange some or all of the old notes pursuant to the exchange offer;

or any statute, rule, regulation, order or injunction has been sought, proposed, introduced, enacted, promulgated or deemed applicable to the exchange offer or any of the transactions contemplated by the exchange offer by any government or governmental authority, domestic or foreign, or any action has been taken, proposed or threatened, by any government, governmental authority, agency or court, domestic or foreign, that in our sole judgment might, directly or indirectly, result in any of the consequences referred to in clauses (1) or (2) above or, in our reasonable judgment, might result in the holders of new notes having obligations with respect to resales and transfers of new notes which are greater than those described in the interpretation of the SEC referred to on the cover page of this prospectus, or would otherwise make it inadvisable to proceed with the exchange offer; or

(c)	there has occurred:
(1)	any general suspension of or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter market,
(2)	any limitation by a governmental agency or authority which may adversely affect our ability to complete the transactions contemplated by the exchange offer,
(3)	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit, or
(4)	a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the foregoing existing at the time of the commencement of the exchange offer, a material acceleration or worsening thereof; or
(d)	any change (or any development involving a prospective change) has occurred or is threatened in our business, properties, assets, liabilities, financial condition, operations, results of operations or prospects and our subsidiaries taken as a whole that, in our reasonable judgment, is or may be adverse to us, or we have become aware of facts that, in our reasonable judgment, have or may have adverse significance with respect to the value of the old notes or the new notes;

which in our reasonable judgment in any case, and regardless of the circumstances (including any action by us) giving rise to any such condition, makes it inadvisable to proceed with the exchange offer and/or with such acceptance for exchange or with such exchange.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part at any time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time.

In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at such time any stop order is threatened or in effect with respect to the Registration Statement, of which this prospectus constitutes a part, or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

We have appointed BNY Midwest Trust Company as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

BNY Midwest Trust Company, Exchange Agent

By Registered or Certified Mail, Overnight Delivery after
4:30 p.m. on the Expiration Date:
BNY Midwest Trust Company
c/o Bank of New York
Corporate Trust Operations
Reorganization Unit
101 Barclay Street – 7 East
New York, NY 10286
Attn: Santino Ginocchietti

For Information Call:
(212) 815-6331

By Facsimile Transmission
(for Eligible Institutions only):
(212) 298-1915

Confirm by Telephone:
(212) 815-6331

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF SUCH LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.

Fees and Expenses

The principal solicitation is being made by mail by BNY Midwest Trust Company, as exchange agent. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services and pay other registration expenses, including fees and expenses of the trustee under the indenture relating to the new notes, filing fees, blue sky fees and printing and distribution expenses. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

Additional solicitation may be made by telephone, facsimile or in person by our and our affiliates' officers and regular employees and by persons so engaged by the exchange agent.

Accounting Treatment

We will record the new notes at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the new notes.

Transfer Taxes

You will not be obligated to pay any transfer taxes in connection with the tender of old notes in the exchange offer unless you instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer tax.

Consequences of Exchanging or Failing to Exchange Old Notes

If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to the provisions of the indenture relating to the notes regarding transfer and exchange of the old notes and the restrictions on transfer of the old notes described in the legend on your certificates. These transfer restrictions are required because the old notes were issued under an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the old notes may not be offered or sold unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the old notes under the Securities Act. Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that the new notes you receive in the exchange offer may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act. However, you will not be able to freely transfer the new notes if:

•	you are our "affiliate," as defined in Rule 405 under the Securities Act,
•	you are not acquiring the new notes in the exchange offer in the ordinary course of your business,
•	you have an arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the new notes you will receive in the exchange offer,
•	you are holding old notes that have, or are reasonably likely to have, the status of an unsold allotment in the initial offering, or
•	you are a participating broker-dealer.

We do not intend to request the SEC to consider, and the SEC has not considered, the exchange offer in the context of a similar no-action letter. As a result, we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in the circumstances described in the no action letters discussed above. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of new notes and has no arrangement or understanding to participate in a distribution of new notes. If you are our affiliate, are engaged in or intend to engage in a distribution of the new notes or have any arrangement or understanding with respect to the distribution of the new notes you will receive in the exchange offer, you may not rely on the applicable interpretations of the staff of the SEC and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction involving the new notes. If you are a participating broker-dealer, you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes. In addition, to comply with state securities laws, you may not offer or sell the new notes in any state unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with. The offer and sale of the new notes to "qualified institutional buyers" (as defined in Rule 144A of the Securities Act) is generally exempt from registration or qualification under state securities laws. We do not plan to register or qualify the sale of the new notes in any state where an exemption from registration or qualification is required and not available.

DESCRIPTION OF THE NEW NOTES

You can find the definitions of terms used in this description under the subheading "Definitions." In this description, the words "Company" and "we," "us" and "our" refer only to Rite Aid Corporation and not to any of its subsidiaries. The term "notes" or "Notes" includes the old notes and the new notes. The term "8.125% Notes" means the Company's 8.125% Senior Secured Notes Due 2010 issued under the Indenture dated as of April 22, 2003, among the Company, the Subsidiary Guarantors and BNY Midwest Trust Company, as trustee.

We will issue the new notes under the indenture dated as of February 12, 2003, among us, the Subsidiary Guarantors and BNY Midwest Trust Company, as trustee. This is the same indenture under which the old notes were issued.

We urge you to read the indenture because it, and not this description, defines your rights as a holder of the new notes. A copy of the indenture is available upon request to us at the address indicated under "Where You Can Find More Information."

New Notes Versus Old Notes

The new notes are substantially identical to the old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

Principal, Maturity and Interest

We can issue up to $300.0 million of new notes now and an unlimited principal amount of additional notes at later dates under the same indenture. We can issue additional notes as part of the same series or as an additional series. Any additional notes that we issue in the future will be identical in all respects to the new notes, except that notes issued in the future will have different issuance prices and issuance dates. We will issue notes only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000.

The new notes will mature on February 15, 2011. We are issuing $300.0 million aggregate principal amount of new notes.

Interest on the new notes will accrue at a rate of 9½% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing on August 15, 2003. We will pay interest to those persons who were holders of record on the February 1 or August 1 immediately preceding each interest payment date.

Interest on the new notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking

The new notes will be:

•	our unsubordinated unsecured obligations;
•	equal in ranking ("pari passu") with all of our existing and future unsubordinated unsecured debt;
•	guaranteed on a other subordinated basis by the Subsidiary Guarantors and these guarantees will be secured by second priority liens (subject to Permitted Liens) on the Collateral shared equally with Second Priority Debt in distributions of Collateral, in each case, subject to provisions governing releases of those guarantees and the Collateral.

As of May 31, 2003:

•	the total outstanding debt of us and the Subsidiary Guarantors, excluding unused commitments and undrawn letters of credit made by lenders, was approximately $3.9 billion;

•	none of our or any Subsidiary Guarantor's debt would have been subordinated to the new notes or the Subsidiary Guarantees;
•	the total outstanding debt of us and the Subsidiary Guarantors that would be senior to the subordinated guarantees by the Subsidiary Guarantors and have the benefit of first priority liens on the Collateral would have been approximately $1.2 billion; and
•	the total outstanding debt of us and the Subsidiary Guarantors that would have the benefit of pari passu subordinated guarantees from the Subsidiary Guarantors and share pari passu second priority liens (subject to Permitted Liens) on the Collateral would have been approximately $801.6 million.

We only have a stockholder's claim in the assets of our Subsidiaries. This stockholder's claim is junior to the claims that creditors of our Subsidiaries have against our Subsidiaries. Holders of the new notes will only be creditors of us and of those Subsidiaries that are Subsidiary Guarantors. In the case of Subsidiaries that are not Subsidiary Guarantors, all of the existing and future liabilities of these Subsidiaries, including any claims of trade creditors and preferred stockholders, will be effectively senior to the new notes.

As our Subsidiaries conduct substantially all of our operations, our ability to service our debt, including the new notes, is dependent upon the earnings of our Subsidiaries, and their ability to distribute those earnings as dividends, loans or other payments to us. Certain laws restrict the ability of our Subsidiaries to pay us dividends or make loans and advances to us. If these restrictions are applied to Subsidiaries that are not Subsidiary Guarantors, then we would not be able to use the earnings of those Subsidiaries to make payments on the new notes. Furthermore, under certain circumstances, bankruptcy "fraudulent conveyance" laws or other similar laws could invalidate the Subsidiary Guarantees or the liens securing them. If this were to occur, we would also be unable to use the earnings of these Subsidiary Guarantors to the extent they face restrictions on distributing funds to us. Any of the situations described above could make it more difficult for us to service our debt.

As of May 31, 2003, the total balance sheet liabilities of the Subsidiary Guarantors, excluding intercompany liabilities and unused commitments and undrawn letters of credit made by lenders, was approximately $2.2 billion. This represented approximately 98% of the liabilities held by our Subsidiaries.

The Subsidiary Guarantors and our other Subsidiaries have other liabilities, including contingent liabilities, that may be significant. The indenture contains limitations on the amount of additional Debt that we and the Restricted Subsidiaries may Incur. However, the amounts of this Debt could nevertheless be substantial and may be Incurred either by Subsidiary Guarantors or by our other Subsidiaries.

The new notes are our unsecured obligations. Our secured debt will be effectively senior to the new notes to the extent of the value of the assets securing this debt. While the Subsidiary Guarantees are secured, other secured debt of the Subsidiary Guarantors will be effectively senior to the new notes to the extent that this debt has any of the following:

(1)	a higher priority lien on the Collateral securing the Subsidiary Guarantees of the new notes;
(2)	a shared pari passu lien with the Subsidiary Guarantees but priority in the distribution of shared Collateral; or
(3)	a lien on other Property that is not Collateral that secures the Subsidiary Guarantees of the new notes.

In either of the above cases, the other secured debt will be effectively senior to the new notes to the extent of either:

(1)    the value of the assets securing the other secured Debt, or

(2)    the amount of the other secured Debt, whichever is less.

See "Risk Factors—Risks Related to the Exchange Offer and Holding the New Notes."

Subsidiary Guarantees

Our obligations under the indenture, including the repurchase obligation resulting from a Change of Control, will be fully and unconditionally guaranteed, jointly and severally, on a subordinated basis, by our existing Subsidiaries that guarantee our Senior Credit Facility, and these guarantees will be secured by shared second priority liens (subject to Permitted Liens) on the Collateral, in each case subject to provisions governing releases of these guarantees and the Collateral.

The Subsidiary Guarantors currently generate all of our revenue. As of May 31, 2003, our Subsidiaries that were Subsidiary Guarantors represented the following approximate percentages of our assets and revenues, on a consolidated basis:

99%	of our consolidated assets were represented by Subsidiaries that were Subsidiary Guarantors

100%	of our consolidated total revenues were represented by Subsidiaries that were Subsidiary Guarantors.

If all of the Capital Stock of a Subsidiary Guarantor is sold, transferred or otherwise disposed of pursuant to a transaction permitted by the Second Priority Debt Documents, such Subsidiary Guarantor will be released from its obligations under the Second Priority Subsidiary Guarantee Agreement without further action.

Subject to any other consent required under the terms of the applicable Second Priority Collateral Documents, the holders of new notes will be deemed to have consented (including for purposes of determining actions of the Second Priority Instructing Group) to the release of a Subsidiary Guarantee of the new notes provided by a Subsidiary Guarantor, without any action required on the part of the Trustee or any holder of the new notes, upon such Subsidiary Guarantor ceasing to Guarantee or be an obligor in respect of, or to pledge any of its assets to secure, any Senior Obligations; provided, however, that after giving effect to such release (i) at least $300.0 million in aggregate principal amount of Senior Obligations under Credit Facilities will thereafter remain outstanding and (ii) such Subsidiary Guarantor ceases to Guarantee or be an obligor in respect of, or to pledge any of its assets to secure, any Secured Obligation.

In addition, a Subsidiary Guarantee of the new notes provided by a Subsidiary Guarantor may be released only in respect of the new notes:

(a) upon our request without consent of any holder of the new notes unless, within 20 Business Days after written notice of the proposed release of such Subsidiary Guarantor is mailed to the Trustee and the holders of the new notes, holders of 25% of the outstanding principal amount of new notes deliver to us a written objection to such release; or

(b) with the written consent of the holders of at least a majority of the aggregate principal amount of the new notes then outstanding.

Under the circumstances described in clauses (a) and (b) above, holders of new notes (and the holders of 8.125% Notes pursuant to the terms of those notes) will also be deemed to have consented to such release for purposes of any consent required under the Second Priority Collateral Documents (including for purposes of determining actions of the Second Priority Instructing Group), subject to any other consent required under the applicable Second Priority Collateral Document.

At our request, the Trustee will execute and deliver any documents, instructions or instruments evidencing the consent of the holders of the new notes to any such release. The indenture will also direct the Trustee, in its capacity as Second Priority Representative for holders of new notes, to take such action under the Second Priority Collateral Documents or otherwise as may be requested by us to give effect to any such release.

The Subsidiary Guarantee of any Subsidiary Guarantor may also be released as described under "—Defeasance."

In addition, the Subsidiary Guarantees (a) will terminate when all the Second Priority Debt Obligations have been paid in full and (b) will continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of any Second Priority Debt Obligations is rescinded or must otherwise be restored by any Second Priority Debt Party or any Subsidiary Guarantor upon the bankruptcy or reorganization of us, any Subsidiary Guarantor or otherwise.

The obligations of each Subsidiary Guarantor under the Second Priority Subsidiary Guarantee Agreements (the "Second Priority Guarantee Obligations") are limited (and subject to automatic reduction) to the extent necessary to prevent the guarantees by a Subsidiary Guarantor and the guarantee by that Subsidiary Guarantor of the Senior Obligations from constituting fraudulent conveyances. However, the guarantees of the Senior Obligations will only be limited (or reduced) after the subordinated guarantees for the new notes and the other Second Priority Debt Obligations are extinguished.

The Second Priority Subsidiary Guarantee Agreement may be amended or otherwise modified by agreement of each Subsidiary Guarantor affected thereby and the Second Priority Collateral Trustee, with the written consent of the Second Priority Instructing Group unless the amendment adversely affects the rights of the holders of any particular Second Priority Debt Facility, in a manner materially different from its effect on the other Second Priority Debt Facilities, in which case the amendment requires the consent of a majority in principal amount of the holders of the Second Priority Debt Facility so adversely affected. Accordingly, the Second Priority Subsidiary Guarantee Agreement may, if the new notes do not represent a majority of the outstanding Second Priority Debt Obligations, be amended without the consent of the holders of new notes or the Trustee, unless the holders of new notes are adversely affected in a materially different manner. The old notes currently represent approximately 37.4% of the outstanding Second Priority Debt Obligations. This percentage can increase or decrease as Second Priority Debt Obligations are Repaid or Incurred. The consent of holders of new notes to any such amendment or other modification will be deemed to have been given as described under "—Amendments and Waivers." The consent of holders of 8.125% Notes will also be deemed to have been given under similar circumstances, and the notes and the 8.125% Notes together represent approximately 81.7% of the outstanding Second Priority Debt Obligations.

Subordination of Subsidiary Guarantees

The obligations of the Subsidiary Guarantors under the Second Priority Subsidiary Guarantee Agreement will be subordinated in right of payment to the prior payment when due of the guarantees by such Subsidiary Guarantors of the Senior Bank Obligations and may become subordinated to any Additional Senior Debt Obligations. The terms of the Senior Credit Facility and the indenture permit us to Incur a substantial amount of Additional Senior Debt Obligations.

Subject to any other consent required under the terms of the applicable Second Priority Debt Document, the holders of new notes will be deemed to have consented (including for purposes of determining actions of the Second Priority Instructing Group) to the amendment of the Second Priority Subsidiary Guarantee Agreement to subordinate, on comparable terms, the obligations of the Subsidiary Guarantors under the Second Priority Subsidiary Guarantee Agreement to the prior payment when due of the guarantees by such Subsidiary Guarantors of any Additional Senior Debt. If such an amendment is made, references to the Senior Bank Obligations and the Senior Credit Facility in the following description would include such Additional Senior Debt.

As a result of this subordination, no payment will be made on account of the Second Priority Guarantee Obligations of any Subsidiary Guarantor until (i) the Senior Bank Obligations have been paid in full, (ii) all lending commitments under the Senior Credit Facility have been terminated, and (iii) there are no outstanding letters of credit under the Senior Credit Facility other than such as have been fully collateralized.

Also:

(a) no direct or indirect payment or distribution on account of the Second Priority Guarantee Obligations may be made until the obligations of such Subsidiary Guarantors under the guarantees of the Senior Bank Obligations have been paid in full, and

(b) no payment or distribution of cash, properties or securities of any kind or character may be made in respect of the Second Priority Guarantee Obligations of a Subsidiary Guarantor

unless payment in full or provision for payment in full in cash or cash equivalents is made in respect of the obligations of such Subsidiary Guarantors under the guarantees of the Senior Bank Obligations, including in any of the following situations or proceedings relating to such Subsidiary Guarantor:

•	liquidation, dissolution or winding up;
•	reorganization (whether in bankruptcy, insolvency, receivership or similar proceedings); or
•	assignments for the benefit of its creditors or otherwise.

Until all of the obligations of a Subsidiary Guarantor under its guarantee of the Senior Bank Obligations are paid in full or provided for in cash or cash equivalents, if, notwithstanding the subordination provisions above, a payment or distribution is made to holders of new notes that, due to such subordination provisions, should not have been made to them, such holders are required to hold it in trust for the parties under the Senior Bank Obligations and pay it over to them as their interests may appear.

Following the payment in full in cash or cash equivalents or provision for payment in full in cash or cash equivalents of all obligations of any Subsidiary Guarantor under its guarantee in respect of the Senior Bank Obligations, the holders of the new notes will be subrogated to the rights of the parties under the Senior Bank Obligations to receive payments or distributions of assets in respect of the guarantees of such Subsidiary Guarantor in respect of such obligations until all amounts owing in respect of such obligations of such Subsidiary Guarantor have been paid in full.

Because of the subordination provisions contained in the Second Priority Subsidiary Guarantee Agreement, holders of Senior Bank Obligations and other creditors (including trade creditors) of us or the Subsidiary Guarantors may recover disproportionately more than the holders of the new notes recover in a bankruptcy or similar proceeding relating to us or a Subsidiary Guarantor. This could apply even if the new notes or the applicable Subsidiary Guarantee ranked pari passu with the other creditors' claims. In such a case, there may be insufficient assets, or no assets, remaining to pay the principal of or interest on the new notes.

See "Risk Factors—Risks Related to the Exchange Offer and Holding the New Notes—The guarantees of the new notes will be subordinated to the guarantees of our first priority debt, including our new senior secured credit facility, and the guarantees of the new notes are secured only to the extent that the first priority debt, are oversecured; the terms of the new notes permit, without the consent of holders of new notes, various releases of collateral and subsidiary guarantees as well as various amendments to the second priority collateral documents that could be adverse to holders of new notes" and "Risk Factors—Risks Related to the Exchange Offer and Holding the New Notes—If the guarantees of the new notes and the liens that secure these guarantees are held to be invalid or unenforceable or are limited in accordance with their terms, the new notes would be unsecured and structurally subordinated to the debt of our subsidiaries."

Security for Subsidiary Guarantees

The Subsidiary Guarantees of the new notes will be secured by second priority liens (subject to Permitted Liens) granted by our Subsidiary Guarantors on the assets securing our Senior Credit Facility (other than any cash or cash equivalents collateralizing letter of credit obligations), which currently includes substantially all of their inventory, accounts receivable, intellectual property and certain of their owned real property.

The second priority liens securing the Subsidiary Guarantees of the new notes will be shared equally and ratably (subject to Permitted Liens) with the holders of Second Priority Debt Obligations, which includes the 12.5% Notes, the 8.125% Notes and any additional Second Priority Debt Obligations. In addition, other Second Priority Debt Documents may require the proceeds of Collateral Dispositions to be allocated to prepay, repurchase or provide for the prepayment or repurchase of other Second Priority Debt Obligations when no such prepayment, repurchase or provision is required with respect to the new notes. The 12.5% Notes require such repurchase or provision for repurchase in certain circumstances. The guarantees of the Senior Credit Facility are secured by first priority liens on the Collateral, which liens will be senior to the liens securing the new notes. Pursuant to the Second Priority Collateral Documents, substantial additional Debt may have the benefit of first priority liens on the Collateral or may share the second priority liens securing the Subsidiary Guarantees of the new notes without the consent of holders of new notes. In addition, the indenture permits the Incurrence of substantial additional Debt that would be secured by the Collateral and share in the distribution of proceeds thereof on a prior basis to the new notes even if such Debt does not share the proceeds of the Collateral on an equal and ratable basis with the Senior Obligations. The lenders under the Senior Credit Facility will, at all times, control all remedies or other actions related to the Collateral so long as any Senior Bank Obligations remain outstanding. Subject to any other consent required under the terms of the applicable Second Priority Debt Documents, the holders of new notes (and the holders of the 8.125% Notes pursuant to the terms of those notes) will be deemed to have consented (including for purposes of determining actions of the Second Priority Instructing Group) to an amendment of the Intercreditor Agreement to permit, on comparable terms, the lenders under any Senior Obligations to control all remedies or other actions related to the Collateral so long as any Senior Obligations remain outstanding.

All Collateral used, sold, transferred or otherwise disposed of in accordance with the terms of the Second Priority Debt Documents, including any waiver or amendment of these documents, will automatically be released from the Lien securing Subsidiary Guarantees of the new notes so that the use, sale, transfer or other disposition may be made free of such Lien. Accordingly, subject to the terms of the other Second Priority Debt Documents, any such sale, transfer or other disposition of Collateral in a transaction that does not violate the asset disposition covenant in the indenture governing the new notes may result in a release of the Lien on such Collateral securing Subsidiary Guarantees of the new notes. Because the asset disposition covenant of the indenture does not restrict transfers of assets by our Subsidiaries to us, any transfer of Collateral to us could result in such assets ceasing to constitute Collateral and secure the new notes. In addition, the Liens securing Subsidiary Guarantees of the new notes may be released pursuant to directions from the Second Priority Instructing Group, unless the release involves all or substantially all the Collateral, in which case such release shall require the consent of the holders of the new notes. Accordingly, unless all or substantially all the Collateral is being released, substantial Collateral may be released without the consent of the holders of new notes or the Trustee. Furthermore, as described below, under certain circumstances the holders of new notes may be deemed to consent to a release of all or substantially all of the Collateral. See "Description of Collateral and Intercreditor Arrangements."

In addition, subject to any other consent required under the terms of the applicable Second Priority Debt Documents, the holders of new notes will be deemed to have consented (including for purposes of determining actions of the Second Priority Instructing Group) to the release of assets included in the Collateral from the Liens securing Subsidiary Guarantees of the new notes under any one or more of the following circumstances:

(a) if all other Liens on that asset securing the Senior Obligations (including all commitments thereunder) are released; provided, however, that after giving effect to the release (i) at least $300.0 million in aggregate principal amount of Senior Obligations under Credit Facilities will remain outstanding and (ii) there remains no Lien on such assets securing Secured Obligations;

(b) if we provide substitute collateral with at least an equivalent fair value, as determined in good faith by our Board of Directors (as evidenced by a resolution of the Board of Directors); provided, however, that after giving effect to such substitution there remains no Lien on the released assets securing Secured Obligations; or

(c) if all of the Capital Stock of any of our Subsidiaries that is pledged as Collateral is released or if any Subsidiary that is a Subsidiary Guarantor is released from its Subsidiary Guarantee, such Subsidiary's assets will also be released from the Liens securing its Subsidiary Guarantee of the new notes; provided, however, that after giving effect to the release there remains no Lien on such assets securing any Secured Obligations.

In addition, assets securing a Subsidiary Guarantee of the new notes may be released only in respect of the new notes:

(x) upon our request without consent of any holder of the new notes unless, within 20 Business Days after written notice of the proposed release of such Collateral from the Liens securing Subsidiary Guarantees of the new notes is mailed to the Trustee and the holders of new notes, holders of 25% of the outstanding principal amount of new notes deliver to us a written objection to such release; or

(y) with the written consent of the holders of at least a majority of the aggregate principal amount of the new notes then outstanding.

Under the circumstances described in clauses (x) and (y) above, holders of new notes will also be deemed to have consented to such release for purposes of any consent required under the Second Priority Collateral Documents (including for purposes of determining actions of the Second Priority Instructing Group), subject to any other consent required under the Second Priority Collateral Documents.

At our request, the Trustee will execute and deliver any documents, instructions or instruments evidencing the consent of the holders of the new notes to such release. The indenture will also direct the Trustee, in its capacity as Second Priority Representative for holders of new notes, to take such action under the Second Priority Collateral Documents or otherwise as may be requested by us to give effect to any such release.

Liens on Collateral securing Subsidiary Guarantees of the new notes may also be released as described under "—Defeasance." To the extent the new notes are ever secured directly by Liens on Collateral, such Liens could be released on a comparable basis to the release of Liens on Collateral securing Subsidiary Guarantees of the new notes.

The terms of the 8.125% Notes contain similar deemed consents by holders of such notes (including for purposes of determining actions of the Second Priority Instructing Group).

Optional Redemption

We may choose to redeem the new notes at any time. If we do so, we may redeem all or any portion of the new notes, at once or over time, after giving the required notice under the indenture.

To redeem the new notes prior to February 15, 2007, we must pay a redemption price equal to 100% of the principal amount of the new notes to be redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). Any notice to holders of new notes of such a redemption needs to include the appropriate calculation of the redemption price, but does not need to include the redemption price itself. The actual redemption price must be set forth in an Officers' Certificate delivered to the Trustee no later than two Business Days prior to the redemption date.

"Applicable Premium" means, with respect to any new note on any redemption date, the greater of (i) 1.0% of the principal amount of such new note and (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such new note at February 15, 2007, (such redemption price being set forth in the table below) plus (2) all required interest payments due on such new note through February 15, 2007 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate on such redemption date plus 75 basis points over (B) the principal amount of such new note.

"Treasury Rate" means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such statistical release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to February 15, 2007; provided, however, that if the period from the redemption date to February 15, 2007 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Beginning on February 15, 2007, the new notes may be redeemed at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for new notes redeemed during the 12-month period commencing on February 15 of the years set forth below, and are expressed as percentages of principal amount:

Redemption Year	Price
2007	104.750%
2008	102.375%
2009 and thereafter	100.000%

In addition, at any time and from time to time, prior to February 15, 2006, we may redeem up to a maximum of 35% of the original aggregate principal amount of the new notes (including additional notes, if any) with the proceeds of one or more Equity Offerings, at a redemption price equal to 109.5% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption, at least 65% of the original aggregate principal amount of the new notes (including additional notes, if any) remains outstanding. Any such redemption shall be made within 75 days of the completion of such Equity Offering upon not less than 30 nor more than 60 days' prior notice.

If the optional redemption date is on or after a record date and on or before the relevant interest payment date, the accrued and unpaid interest, if any, will be paid to the person or entity in whose name the new note is registered at the close of business on that record date, and no additional interest will be payable to holders whose new notes shall be subject to redemption.

Sinking Fund

There will be no mandatory sinking fund payments for the new notes.

Repurchase at the Option of Holders Upon a Change of Control

Upon the occurrence of a Change of Control, each holder of new notes will have the right to require us to repurchase all or any part of such holder's new notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). If the purchase date is on or after a record date and on or before the relevant interest payment date, the accrued and unpaid interest, if any, will be paid to the person or entity in whose name the new note is registered at the close of business on that record date, and no additional interest will be payable to holders whose new notes shall be subject to redemption.

Within 30 days following any Change of Control, we shall:

(a) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States; and

(b) send, by first-class mail, with a copy to the Trustee, to each holder of new notes, at such holder's address appearing in the register for the new notes, a notice stating:

(1) that a Change of Control has occurred and a Change of Control Offer is being made pursuant to the covenant entitled "Repurchase at the Option of Holders Upon a Change of Control" and that all new notes timely tendered will be accepted for payment;

(2) the Change of Control Purchase Price and the purchase date, which shall be, subject to any contrary requirements of applicable law, a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed;

(3) the circumstances and relevant facts regarding the Change of Control (including, to the extent reasonably practicable, information with respect to pro forma historical income, cash flow and capitalization after giving effect to the Change of Control); and

(4) the procedures that holders of new notes must follow in order to tender their new notes (or portions thereof) for payment, and the procedures that holders of new notes must follow in order to withdraw an election to tender new notes (or portions thereof) for payment.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of new notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described above, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under this covenant by virtue of such compliance.

The Change of Control repurchase feature is a result of negotiations between us and the Initial Purchasers of the old notes. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. Subject to the covenants described below, we could, in the future, enter into transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of debt outstanding at such time or otherwise affect our capital structure or credit ratings.

The definition of Change of Control includes a phrase relating to the sale, transfer, assignment, lease, conveyance or other disposition of "all or substantially all" our assets. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, if we dispose of less than all our assets by any of the means described above, the ability of a holder of new notes to require us to repurchase our new notes may be uncertain. In such a case, holders of the new notes may not be able to resolve this uncertainty without resorting to legal action.

The Senior Credit Facility provides that the occurrence of certain of the events that constitute a Change of Control will constitute a default under such facility.

Our other existing debt contains, and our future debt may contain, prohibitions of events that would constitute a Change of Control or that would require such debt to be repurchased upon a Change of Control. Moreover, the exercise by holders of new notes of their right to require us to repurchase their new notes could cause a default under our existing or future debt, even if the Change of Control itself does not result in a default under existing or future debt, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to holders of new notes upon a repurchase may be limited by our financial resources at the time of such repurchase. Therefore, we cannot assure you that sufficient funds will be available when necessary to make any required repurchases. Our failure to purchase new notes in connection with a Change of Control would result in a default under the indenture. Such a default would, in turn, constitute a default under our existing debt, and may constitute a default under future debt as well. Our obligation to make an offer to repurchase the new notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of a majority in aggregate principal amount of the outstanding new notes. See "—Amendments and Waivers."

Restrictive Covenants

Limitation on Debt.    The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Debt unless, after giving effect to the application of the proceeds thereof, no Default or Event of Default would occur as a consequence of such Incurrence and no Default or Event of Default would be continuing following such Incurrence and application of proceeds and either:

(1) such Debt is Debt of the Company or a Subsidiary Guarantor and after giving effect to the Incurrence of such Debt and the application of the proceeds thereof, the Consolidated

Interest Coverage Ratio would be greater than (i) if such Incurrence occurs within two years of the 11¼% Notes Issue Date, 1.75 to 1.00 or (ii) if such Incurrence occurs at any time thereafter, 2.00 to 1.00; or

(2) such Debt is Permitted Debt.

The term "Permitted Debt" is defined to include the following:

(a) Debt of the Company evidenced by the old notes and new notes and of Subsidiary Guarantors evidenced by Subsidiary Guarantees relating to the old notes and new notes;

(b) Debt of the Company or a Subsidiary Guarantor (including Guarantees thereof) (i) under any Credit Facilities, (ii) Incurred pursuant to a Real Estate Financing Transaction, a Sale and Leaseback Transaction or an Equipment Financing Transaction, (iii) Incurred in respect of Capital Lease Obligations, (iv) Incurred pursuant to Debt Issuances or (v) Incurred by a Receivables Entity in a Qualified Receivables Transaction that is not recourse to the Company or any other Restricted Subsidiary (except for Standard Securitization Undertakings), provided that the aggregate principal amount of all such Debt in clauses (i) through (v) hereof at any one time outstanding shall not exceed the greater of (1) $2,500 million, which amount shall be permanently reduced by the amount of Net Available Cash used to Repay Debt under the Credit Facilities, and not subsequently reinvested in Additional Assets or used to purchase Notes or Repay other Debt, pursuant to the covenant described under "—Limitation on Asset Sales and Specified Collateral Dispositions" and (2) the sum of the amount equal to (A) 60% of the book value of the inventory (determined using the first-in-first-out method of accounting) of the Company and the Restricted Subsidiaries and (B) 85% of the book value of the accounts receivables of the Company and the Restricted Subsidiaries, in each case as of the most recently ended quarter of the Company for which financial statements have been filed with the SEC;

(c) [Intentionally omitted];

(d) Debt of the Company outstanding on the Issue Date and evidenced by the 12.5% Notes and of Subsidiary Guarantors, including any future Guarantor, evidenced by guarantees relating to the 12.5% Notes;

(e) Debt Incurred after the Issue Date in respect of Purchase Money Debt, provided that the aggregate principal amount of such Debt does not exceed 80% of the Fair Market Value (on the date of the Incurrence thereof) of the Property acquired, constructed, developed or leased, including additions and improvements thereto;

(f) Debt of the Company owing to and held by any consolidated Restricted Subsidiary and Debt of a Restricted Subsidiary owing to and held by the Company or any consolidated Restricted Subsidiary; provided, however, that any subsequent issue or transfer of Capital Stock or other event that results in any such consolidated Restricted Subsidiary ceasing to be a consolidated Restricted Subsidiary or any subsequent transfer of any such Debt (except to the Company or a consolidated Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Debt by the issuer thereof;

(g) Debt under Interest Rate Agreements entered into by the Company or a Restricted Subsidiary for the purpose of limiting interest rate risk in the ordinary course of the financial management of the Company or such Restricted Subsidiary and not for speculative purposes, provided that the obligations under such agreements are directly related to payment obligations on Debt otherwise permitted by the terms of this covenant;

(h) Debt under Currency Exchange Protection Agreements entered into by the Company or a Restricted Subsidiary for the purpose of limiting currency exchange rate risks directly related to transactions entered into by the Company or such Restricted Subsidiary in the ordinary course of business and not for speculative purposes;

(i) Debt under Commodity Price Protection Agreements entered into by the Company or a Restricted Subsidiary in the ordinary course of the financial management of the Company or that Restricted Subsidiary and not for speculative purposes;

(j) Debt in connection with one or more standby letters of credit, banker's acceptance, performance or surety bonds or completion guarantees issued by the Company or a Restricted Subsidiary in the ordinary course of business or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit;

(k) Debt outstanding on the Issue Date not otherwise described in clauses (a) through (j) above or clauses (p) through (q) below, excluding the Shareholder Notes;

(l) other Debt of the Company or a Subsidiary Guarantor (including Guarantees thereof) in an aggregate principal amount outstanding at any one time not to exceed $400 million;

(m) Debt of a Restricted Subsidiary outstanding on the date on which that Restricted Subsidiary was acquired by the Company or otherwise became a Restricted Subsidiary (other than Debt Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of transactions pursuant to which that Restricted Subsidiary became a Subsidiary of the Company or was otherwise acquired by the Company), provided that at the time that Restricted Subsidiary was acquired by the Company or otherwise became a Restricted Subsidiary and after giving effect to the Incurrence of that Debt, the Company would have been able to Incur $1.00 of additional Debt pursuant to clause (1) of the first paragraph of this covenant;

(n) Debt arising from the honoring by a bank or other financial institution of a check or draft or other similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that such Debt is extinguished within five Business Days of its Incurrence;

(o) endorsements of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business;

(p) Debt of the Company or a Subsidiary Guarantor (including Guarantees thereof) Incurred in respect of Synthetic Leases in an aggregate principal amount outstanding at any one time not to exceed $107 million;

(q) Debt in respect of Sale and Leaseback Transactions or Real Estate Financing Transactions involving only real property (and the related personal property) owned by the Company or a Subsidiary Guarantor on the Issue Date in an aggregate principal amount outstanding at any one time not to exceed $150 million, provided that such Sale and Leaseback Transactions or Real Estate Financing Transactions may involve Property other than real property (and the related personal property) owned on the Issue Date to the extent the portion of the Debt related to such Property is permitted by another provision of this covenant at the time of Incurrence;

(r) Debt in respect of Sale and Leaseback Transactions that are not Capital Lease Obligations Incurred to finance the acquisition, construction and development of Property after the Issue Date, including additions and improvements thereto, provided that any reclassification of such Debt as a Capital Lease Obligation shall be deemed an Incurrence of such Debt;

(s) Permitted Refinancing Debt Incurred in respect of Debt Incurred pursuant to clause (1) of the first paragraph of this covenant and clauses (a), (d), (e), (k) and (q) above; and

(t) Debt arising from agreements of the Company or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than Guarantees of Debt incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that (a) such Debt is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote or footnotes to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (a)) and (b) the maximum assumable liability in respect of such Debt will at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company or such Restricted Subsidiary in connection with such disposition.

Notwithstanding anything to the contrary contained in this covenant, the Company shall not permit any Restricted Subsidiary that is not a Subsidiary Guarantor to Incur any Debt pursuant to this covenant if the proceeds thereof are used, directly or indirectly, to Refinance any Debt of the Company or any Subsidiary Guarantor. In addition, the Company shall not, and shall not permit any Subsidiary Guarantor to, Incur, directly or indirectly, any Senior Obligation that is subordinate or junior in right of payment to any other Debt of the Company or any Subsidiary Guarantor.

For purposes of determining compliance with this covenant, (1) in the event that an item of Debt meets the criteria of more than one of the types of Debt described herein, the Company, in its sole discretion, will classify such item of Debt at the time of Incurrence and only be required to include the amount and type of such Debt in one of the above clauses, (2) the Company will be entitled at the time of such Incurrence to divide and classify an item of Debt in more than one of the types of Debt described herein and (3) with respect to Debt permitted under clause (k) or (p) in respect of Synthetic Lease Obligations or Sale and Leaseback Transactions that are not Capital Lease Obligations on the Issue Date, any reclassification of such Debt as a Capital Lease Obligation shall not be deemed an Incurrence of such Debt; provided, however, that (x) all outstanding Debt under the Senior Credit Facility immediately following the Issue Date will be deemed to have been Incurred pursuant to clause (b) of the second paragraph of this covenant, (y) all outstanding obligations under the Synthetic Lease Facility immediately following the Issue Date will be deemed to be Debt Incurred pursuant to clause (p) of the second paragraph of this covenant and (z) any Permitted Debt may later be reclassified as having been Incurred pursuant to any other clause of the second paragraph of this covenant to the extent such Debt could be Incurred pursuant to such clause at the time of such reclassification.

Limitation on Restricted Payments.    The Company will not make, and will not permit any Restricted Subsidiary to make, directly or indirectly, any Restricted Payment if at the time of, and after giving effect to, such proposed Restricted Payment:

(a) a Default or Event of Default shall have occurred and be continuing;

(b) the Company could not Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described under "—Limitation on Debt;" or

(c) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made since the Issue Date (the amount of any Restricted Payment, if made other than in cash, to be based upon Fair Market Value) would exceed an amount equal to the sum of:

(1) 50% of the aggregate amount of Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the first fiscal quarter that commences after the Issue Date occurs to the end of the most recent fiscal quarter for which financial statements have been filed with the SEC (or if the aggregate amount of Consolidated Net Income for such period shall be a deficit, minus 100% of such deficit); plus

(2) 100% of Capital Stock Sale Proceeds; plus

(3) the sum of:

(A) the aggregate net cash proceeds received by the Company or any Restricted Subsidiary from the issuance or sale after the Issue Date of convertible or exchangeable Debt that has been converted into or exchanged for Capital Stock (other than Disqualified Stock) of the Company; and

(B) the aggregate amount by which Debt (other than Subordinated Obligations) of the Company or any Restricted Subsidiary is reduced on the Company's consolidated balance sheet after the Issue Date upon the conversion or exchange of any Debt (other than convertible or exchangeable debt issued or sold after the Issue Date) for Capital Stock (other than Disqualified Stock) of the Company;

excluding, in the case of clause (A) or (B):

(x) any such Debt issued or sold to the Company or a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees; and

(y) the aggregate amount of any cash or other Property distributed by the Company or any Restricted Subsidiary upon any such conversion or exchange;

plus

(4) an amount equal to the sum of:

(A) the net reduction in Investments in any Person other than the Company or a Restricted Subsidiary resulting from dividends, repayments of loans or advances or other transfers of Property, in each case to the Company or any Restricted Subsidiary from such Person less the cost of the disposition of such Investments; and

(B) the portion (proportionate to the Company's equity interest in such Unrestricted Subsidiary) of the Fair Market Value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary;

provided, however, that the foregoing sum shall not exceed, in the case of any Person, the amount of Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person.

Notwithstanding the foregoing limitation, the Company may:

(a) pay dividends on its Capital Stock within 60 days of the declaration thereof if, on said declaration date, such dividends could have been paid in compliance with the Indenture; provided, however, that at the time of such payment of such dividend, no other Default or Event of Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

(b) purchase, repurchase, redeem, legally defease, acquire or retire for value Capital Stock of the Company or Subordinated Obligations in exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees); provided, however, that:

(1) such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments; and

(2) the Capital Stock Sale Proceeds from such exchange or sale shall be excluded from the calculation pursuant to clause (c)(2) above;

(c) purchase, repurchase, redeem, legally defease, acquire or retire for value any Subordinated Obligations in exchange for, or out of the proceeds of the substantially concurrent sale of, Permitted Refinancing Debt; provided, however, that such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments;

(d) so long as no Default or Event of Default shall have occurred or be continuing, declare and pay dividends to the holders of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Class A Cumulative Preferred Stock, Class C Cumulative Preferred Stock and Class D Cumulative Preferred Stock outstanding on the Issue Date or issued after the Issue Date solely in payment of dividends on the same class of stock; provided, however, that such dividends shall be included in the calculation of the amount of Restricted Payments;

(e) so long as no Default or Event of Default has occurred and is continuing the repurchase or other acquisition, of shares of or options to purchase shares of, Capital Stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such repurchases and other acquisitions shall not exceed $10 million; provided, further, however, that such repurchases and other acquisitions shall be included in the calculation of the amount of Restricted Payments;

(f) make payments not to exceed $1 million in the aggregate to enable the Company to make payments to holders of its Capital Stock in lieu of the issuance of fractional shares of its Capital Stock; provided, however, that such payments shall be included in the calculation of the amount of Restricted Payments; and

(g) make any other Restricted Payments not to exceed an aggregate amount of $25 million; provided, however, that such payments shall be included in the calculation of the amount of Restricted Payments.

Limitation on Liens.    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or suffer to exist, any Lien (other than Permitted Liens) upon any of its Property (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, or any interest therein or any income or profits therefrom. If the Company or any Subsidiary Guarantor creates any additional Lien upon any Property to secure any Secured Obligations, it must concurrently grant a second priority Lien (subject to Permitted Liens) upon such Property as security for the Notes or Subsidiary Guarantees of the Notes such that the Property subject to such Lien becomes Second Priority Collateral subject to the Second Priority Liens or the Second Priority Mortgages, except (i) to the extent the terms of the 12.5% Notes as in effect on the Issue Date require, with respect to proceeds of Collateral Dispositions and (ii) to the extent such Property constitutes cash or cash equivalents required to secure only letter of credit obligations under Credit Facilities following a default under such Credit Facilities.

Notwithstanding anything in the preceding paragraph, (a) (i) the aggregate principal amount of all Secured Debt at any one time outstanding under clauses (a), (b), (l) and (s) (as it relates to clause (a)) of the second paragraph of the covenant described under "—Restrictive Covenants—Limitation on Debt" shall not exceed the aggregate amount of Debt that at such time may be outstanding at any one time under such clauses (b) and (l) and (ii) the aggregate principal amount of Senior Obligations constituting Debt, Senior Second Priority Debt Obligations constituting Debt and any other Debt secured by a Lien on the Collateral that shares in the distribution of proceeds of Collateral prior to the Notes, at any one time outstanding shall not exceed the sum of the aggregate amount of Debt that at such time may be outstanding at any one time under such clause (b) and $200 million; and (b) the Company will not, and will not permit any of its Subsidiaries to, create or suffer to exist any Lien upon any of the Collateral (including Collateral consisting of Capital Stock or Debt of any Subsidiary of the Company) now owned or hereafter acquired by it securing any Public Debt unless the holders of such Public Debt share in the distribution of proceeds from the foreclosure on Collateral either (A) on an equal and ratable basis with the holders of the Senior Obligations or (B) on an equal and ratable basis with the holders of the Notes (and any other obligations that share on an equal and ratable basis with the holders of the Notes).

Limitation on Asset Sales and Specified Collateral Dispositions.    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

(a) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale;

(b) at least 75% of the consideration paid to the Company or such Restricted Subsidiary in connection with such Asset Sale is in the form of Qualified Consideration; and

(c) the Company delivers an Officers' Certificate to the Trustee certifying that such Asset Sale complies with the foregoing clauses (a) and (b).

The Net Available Cash (or any portion thereof) from Asset Sales and Specified Collateral Dispositions may be applied by the Company or a Restricted Subsidiary, to the extent the Company or such Restricted Subsidiary elects (or is required by the terms of any Debt):

(a) to Repay the Secured Obligations (or, to the extent required by the terms of the 12.5% Notes (but only to the extent the terms as in effect on the Issue Date would have so required) with respect to proceeds of Specified Collateral Dispositions, to provide for such Repayment) or any other Debt of the Company or any Restricted Subsidiary secured by a Lien on Property of the Company or any Restricted Subsidiary of the Company (excluding, in any such case, any Debt owed to the Company or an Affiliate of the Company); provided, however, that to the extent the proceeds from a Specified Collateral Disposition will be allocated pursuant to the terms of any other Second Priority Debt Obligations (other than any Senior Second Priority Debt Obligations) to Repay or provide for the Repayment of such Second Priority Debt Obligations, a pro rata portion of such proceeds must be allocated to Repay the Notes pursuant to an Asset Sales Prepayment Offer and the full amount of such allocated portion (i) will be deemed Excess Proceeds and (ii) will, upon such Asset Sales Prepayment Offer, be deemed Allocable Excess Proceeds; or

(b) to reinvest in Additional Assets or Expansion Capital Expenditures (including by means of an Investment in Additional Assets or Expansion Capital Expenditures by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary); provided, however, that (i) the Net Available Cash (or any portion thereof) from Asset Sales from the Company to any Subsidiary must be reinvested in Additional Assets or Expansion Capital Expenditures of the Company and (ii) if the assets that were the subject of such Asset Disposition constituted Collateral, then such Net Available Cash must be reinvested in Additional Assets that are pledged at the time as Collateral to secure the Notes or Subsidiary Guarantees of the Notes, subject to the Collateral Documents, or in Expansion Capital Expenditures to improve assets that constitute Collateral securing the Notes or Subsidiary Guarantees of the Notes at the time.

Pending application of Net Available Cash pursuant to this covenant, which shall not be required in respect of an Asset Sale that is not a Specified Collateral Disposition if the Net Available Cash from such Asset Sale is less than $1 million, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit indebtedness. If the Net Available Cash from an Asset Sale that is not a Specified Collateral Disposition equals or exceeds $1 million, any Net Available Cash from such Asset Sale not applied in accordance with the preceding paragraph within 270 days from the date of the receipt of such Net Available Cash or that is not segregated from the general funds of the Company for investment in identified Additional Assets in respect of a project that shall have been commenced, and for which binding contractual commitments have been entered into, prior to the end of such 270-day period and that shall not have been completed or abandoned shall constitute "Excess Proceeds;" provided, however, that the amount of any Net Available Cash that ceases to be so segregated as contemplated above and any Net Available Cash that is segregated in respect of a project that is abandoned or completed shall also constitute "Excess Proceeds" at the time any such Net Available Cash ceases to be so segregated or at the time the relevant project is so abandoned or completed, as applicable; provided further, however, that the amount of any Net Available Cash that continues to be segregated for investment and that is not actually reinvested within 24 months from the date of the receipt of such Net Available Cash shall also constitute "Excess Proceeds."

When the aggregate amount of Excess Proceeds exceeds $20.0 million (taking into account income earned on such Excess Proceeds, if any), the Company will be required to make an offer to purchase (the "Asset Sales Prepayment Offer") the Notes which offer shall be in the amount of the Allocable Excess Proceeds, on a pro rata basis according to principal amount at maturity, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. To the extent that any portion of the amount of Net Available Cash remains after compliance with the preceding sentence and provided that all holders of Notes have been given the opportunity to tender their Notes for purchase in accordance with the Indenture, the Company or such Restricted Subsidiary may use such remaining amount for any purpose permitted by the Indenture and the amount of Excess Proceeds will be reset to zero.

The term "Allocable Excess Proceeds" will mean the product of:

(a) the Excess Proceeds; and

(b) a fraction,

(1) the numerator of which is the aggregate principal amount of the Notes outstanding on the date of the Asset Sales Prepayment Offer; and

(2) the denominator of which is the sum of the aggregate principal amount of the Notes outstanding on the date of the Asset Sales Prepayment Offer and the aggregate principal amount of other Debt of the Company outstanding on the date of the Asset Sales Prepayment Offer that is pari passu in right of payment with the Notes and subject to terms and conditions in respect of Asset Sales similar in all material respects to the covenant described hereunder and requiring the Company to make an offer to purchase such Debt or otherwise repay such Debt at substantially the same time as the Asset Sales Prepayment Offer.

Within five Business Days after the Company is obligated to make an Asset Sales Prepayment Offer as described in the preceding paragraph, the Company will send a written notice, by first-class mail, to the holders of Notes, accompanied by such information regarding the Company and its Subsidiaries as the Company in good faith believes will enable such holders to make an informed decision with respect to such Asset Sales Prepayment Offer. Such notice shall state, among other things, the purchase price and the purchase date, which shall be, subject to any contrary requirements of applicable law, a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the covenant described hereunder. To the extent that the provisions of any securities laws or regulations conflict with provisions of the covenant described hereunder, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

Limitation on Restrictions on Distributions from Restricted Subsidiaries.    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist any consensual restriction on the right of any Restricted Subsidiary to:

(a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock, or pay any Debt or other obligation owed, to the Company or any other Restricted Subsidiary;

(b) make any loans or advances to the Company or any other Restricted Subsidiary; or

(c) transfer any of its Property to the Company or any other Restricted Subsidiary.

The foregoing limitations will not apply:

(1) with respect to clauses (a), (b) and (c), to restrictions:

(A) in effect on the Issue Date;

(B) relating to Debt of a Restricted Subsidiary and existing at the time it became a Restricted Subsidiary if such restriction was not created in connection with or in anticipation of the transaction or series of transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company;

(C) that result from the Refinancing of Debt Incurred pursuant to an agreement referred to in clause (1)(A) or (B) above or in clause (2)(A) or (B) below, provided such restriction is no less favorable to the holders of Notes in any material respect, as reasonably determined by the Board of Directors (as evidenced by a resolution of the Board of Directors), than those under the agreement evidencing the Debt so Refinanced;

(D) resulting from the Incurrence of any Debt permitted pursuant to the covenant described under "—Limitation on Debt," provided that (i) the restriction is no less favorable to the holders of Notes in any material respect, as reasonably determined by the Board of Directors (as evidenced by a resolution of the Board of Directors), than the restrictions of the same type contained in the Indenture and (ii) the Board of Directors determines (as evidenced by a resolution of the Board of Directors) in good faith that such restrictions will not impair the ability of the Company to make payments of principal and interest on the Notes when due;

(E) existing by reason of applicable law; or

(F) any contractual requirements incurred with respect to Qualified Receivables Transactions relating exclusively to a Receivables Entity that, in the good faith determination of the Board of Directors of the Company, are customary for Qualified Receivables Transactions; and

(2) with respect to clause (c) only, to restrictions:

(A) relating to Debt that is permitted to be Incurred and secured pursuant to the covenants described under "—Limitation on Debt" and "—Limitation on Liens" that limit the right of the debtor to dispose of the Property securing such Debt;

(B) encumbering Property at the time such Property was acquired by the Company or any Restricted Subsidiary, so long as such restriction relates solely to the Property so acquired and was not created in connection with or in anticipation of such acquisition;

(C) resulting from customary provisions restricting subletting or assignment of leases or customary provisions in other agreements that restrict assignment of such agreements or rights thereunder; or

(D) customary restrictions contained in agreements relating to the sale or other disposition of Property limiting the transfer of such Property pending the closing of such sale.

Limitation on Transactions with Affiliates.    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into or suffer to exist any transaction or series of transactions (including the purchase, sale, transfer, assignment, lease, conveyance or exchange of any Property or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an "Affiliate Transaction"), unless:

(a) the terms of such Affiliate Transaction are:

(1) set forth in writing;

(2) in the best interest of the Company or such Restricted Subsidiary, as the case may be; and

(3) no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable arm's-length transaction with a Person that is not an Affiliate of the Company;

(b) if such Affiliate Transaction involves aggregate payments or value to the Affiliate in excess of $25.0 million in any 12-month period, the Board of Directors (including a majority of the disinterested members of the Board of Directors) approves such Affiliate Transaction and, in its good faith judgment, believes that such Affiliate Transaction complies with clauses (a)(2) and (3) of this paragraph as evidenced by a resolution of the Board of Directors promptly delivered to the Trustee; and

(c) if such Affiliate Transaction involves aggregate payments or value to the Affiliate in excess of $50.0 million in any 12-month period, the Company obtains a written opinion from an Independent Financial Advisor to the effect that the consideration to be paid or received in connection with such Affiliate Transaction is fair, from a financial point of view, to the Company and the Restricted Subsidiaries, taken as a whole.

Notwithstanding the foregoing limitation, the Company or any Restricted Subsidiary may enter into or suffer to exist the following:

(a) any transaction or series of transactions between the Company and one or more Restricted Subsidiaries or between two or more Restricted Subsidiaries in the ordinary course of business, provided that no more than 5% of the total voting power of the Voting Stock (on a fully diluted basis) of any such Restricted Subsidiary is owned by an Affiliate of the Company (other than a Restricted Subsidiary);

(b) any Restricted Payment permitted to be made pursuant to the covenant described under "—Limitation on Restricted Payments" or any Permitted Investment (other than pursuant to clauses (a)(iii), (b), (g), (h), (i), (k) or (l) of the definition of "Permitted Investment");

(c) the payment of compensation (including amounts paid pursuant to employee benefit plans) for the personal services of and related indemnities provided to officers, directors, consultants and employees of the Company or any of the Restricted Subsidiaries, so long as the Board of Directors in good faith shall have approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation to be fair consideration therefor;

(d) loans and advances to employees made in the ordinary course of business and consistent with the past practices of the Company or such Restricted Subsidiary, as the case may be, provided that such loans and advances do not exceed $25 million in the aggregate at any one time outstanding;

(e) any transaction effected as part of a Qualified Receivables Transaction or any transaction involving the transfer of accounts receivable of the type specified in the definition of "Credit Facilities" and permitted under clause (b) of the second paragraph of the covenant described under "—Limitation on Debt;"

(f) payments of customary fees by the Company or any of its Restricted Subsidiaries to Leonard Green & Partners L.P. or any of its Affiliates made for any corporate advisory services or financial advisory, financing, underwriting or placement services or in respect of other investment banking activities including, without limitation, in connection with acquisitions or divestitures, which are approved by a majority of the Board of Directors in good faith;

(g) if such Affiliate Transaction is with any Person solely in its capacity as a holder of Debt or Capital Stock of the Company or any of its Restricted Subsidiaries, where such Person is treated no more favorably than any other holder of such Debt or Capital Stock of the Company or any of its Restricted Subsidiaries; and

(h) any agreement as in effect on the Issue Date or any amendment thereto (so long as such amendment is not disadvantageous to the holders of the Notes in any material respect).

Limitation on Sale and Leaseback Transactions.    The Company shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Property unless:

(a) the Company or such Restricted Subsidiary would be entitled to:

(1) Incur Debt in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction pursuant to the covenant described under "—Limitation on Debt;" and

(2) create a Lien on such Property securing such Attributable Debt without also securing the Notes or the applicable Subsidiary Guarantee pursuant to the covenant described under "—Limitation on Liens;" and

(b) such Sale and Leaseback Transaction is effected in compliance with the covenant described under "—Limitation on Asset Sales and Specified Collateral Dispositions," provided that such Sale and Leaseback Transaction constitutes an Asset Sale.

Designation of Restricted and Unrestricted Subsidiaries.    The Board of Directors may designate any Subsidiary of the Company to be an Unrestricted Subsidiary if:

(a) the Subsidiary to be so designated does not own any Capital Stock or Debt of, or own or hold any Lien on any Property of, the Company or any other Restricted Subsidiary and is not required to be a Subsidiary Guarantor pursuant to the Indenture; and

(b) either:

(1) the Subsidiary to be so designated has total assets of $1,000 or less; or

(2) such designation is effective immediately upon such entity becoming a Subsidiary of the Company.

Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Company will be classified as a Restricted Subsidiary; provided, however, that such Subsidiary shall not be designated a Restricted Subsidiary and shall be automatically classified as an Unrestricted Subsidiary if either of the requirements set forth in clauses (x) and (y) of the second immediately following paragraph will not be satisfied after giving pro forma effect to such classification as a Restricted Subsidiary or if such Person is a Subsidiary of an Unrestricted Subsidiary.

Except as provided in the first sentence of the preceding paragraph, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary. In addition, neither the Company nor any Restricted Subsidiary shall at any time be directly or indirectly liable for any Debt that provides that the holder thereof may (with the passage of time or notice or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its Stated Maturity upon the occurrence of a default with respect to any Debt, Lien or other obligation of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary).

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary if, immediately after giving pro forma effect to such designation, (x) the Company could Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described under "—Limitation on Debt," and (y) no Default or Event of Default shall have occurred and be continuing or would result therefrom.

Any such designation or redesignation by the Board of Directors will be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors giving effect to such designation or redesignation and an Officers' Certificate that:

(a) certifies that such designation or redesignation complies with the foregoing provisions; and

(b) gives the effective date of such designation or redesignation,

such filing with the Trustee to occur within 45 days after the end of the fiscal quarter of the Company in which such designation or redesignation is made (or, in the case of a designation or redesignation made during the last fiscal quarter of the Company's fiscal year, within 90 days after the end of such fiscal year).

Guarantees by Subsidiaries.    (a) The Company shall cause each Subsidiary that becomes or is a Collateral Subsidiary Guarantor or an obligor with respect to any of the Secured Obligations (except a Foreign Subsidiary that becomes an obligor solely in respect of Debt or other obligations of itself or another Foreign Subsidiary), in each case, to become a Subsidiary Guarantor by becoming a party to the Second Priority Subsidiary Guarantee Agreement and the Intercreditor Agreement, if such

Subsidiary is not already a Subsidiary Guarantor party thereto, and delivering evidence thereof to the Trustee at the time such Person becomes a Collateral Subsidiary Guarantor or such an obligor.

(b) The Company shall not permit any Restricted Subsidiary that is not a Subsidiary Guarantor to Guarantee the payment of any Debt or Capital Stock of the Company (other than Guarantees permitted pursuant to clauses (j) or (o) of the second paragraph of the covenant described under "—Limitation on Debt"), except that a Restricted Subsidiary that is not a Subsidiary Guarantor may Guarantee Debt of the Company, provided that:

(i) such Debt and the Debt represented by such Guarantee is permitted by the covenant described under "—Limitation on Debt;"

(ii) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the indenture providing for a Guarantee of payment of the Notes by such Restricted Subsidiary and such Guarantee of Debt of the Company:

(A) unless such Debt is a Subordinated Obligation, shall be pari passu (or subordinate) in right of payment to and on substantially the same terms as (or less favorable to such Debt than) such Restricted Subsidiary's Guarantee with respect to the Notes; and

(B) if such Debt is a Subordinated Obligation, shall be subordinated in right of payment to such Restricted Subsidiary's Guarantee with respect to the Notes.

(c) Upon any Subsidiary becoming a Subsidiary Guarantor as described above, such Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that:

(i) such Guarantee of the Notes has been duly executed and authorized; and

(ii) such Guarantee of the Notes constitutes a valid, binding and enforceable obligation of such Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity.

In addition, no Subsidiary Guarantor shall Guarantee, directly or indirectly, (1) any Debt of the Company that is subordinate or junior in right of payment to any other Debt of the Company unless such Guarantee is expressly subordinate in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor or (2) any Debt of the Company other than Senior Obligations unless such Guarantee is expressly subordinate in right of payment to or ranks pari passu with, the Subsidiary Guarantee of such Subsidiary Guarantor.

Additional Security Documents.    From and after the Issue Date, if the Company or any Subsidiary of the Company executes and delivers in respect of any Property of such Person any mortgages, deeds of trust, security agreements, pledge agreements or similar instruments to secure Debt or other obligations that at the time constitute Secured Obligations (except for a Foreign Subsidiary that does so solely in respect of Debt or other obligations of itself or another Foreign Subsidiary), then the Company will, or will cause such Subsidiary to, execute and deliver substantially identical mortgages, deeds of trust, security agreements, pledge agreements or similar instruments in order to vest in the Second Priority Collateral Trustee a perfected second priority security interest, subject only to Permitted Liens and the Intercreditor Agreement, in such Property for the benefit of the Second Priority Collateral Trustee on behalf of the holders of the Notes, among others, and thereupon all provisions of the Indenture relating to the Collateral will be deemed to relate to such Property to the same extent and with the same force and effect.

Merger, Consolidation and Sale of Property

The Company will not merge, consolidate or amalgamate with or into any other Person (other than a merger of a Wholly Owned Restricted Subsidiary into the Company) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its Property in any one transaction or series of transactions unless:

(a) the Company will be the surviving Person (the "Surviving Person") or the Surviving Person (if other than the Company) formed by such merger, consolidation or amalgamation or to which such sale, transfer, assignment, lease, conveyance or disposition is made will be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;

(b) the Surviving Person (if other than the Company) expressly assumes, by supplemental indenture in form satisfactory to the Trustee, executed and delivered to the Trustee by such Surviving Person, the due and punctual payment of the principal of, and premium, if any, and interest on, all the Notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by the Company;

(c) in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all the Property of the Company, such Property shall have been transferred as an entirety or virtually as an entirety to one Person;

(d) immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (and treating, for purposes of this clause (d) and clause (e) below, any Debt that becomes, or is anticipated to become, an obligation of the Surviving Person or any Restricted Subsidiary as a result of such transaction or series of transactions as having been Incurred by the Surviving Person or such Restricted Subsidiary at the time of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing;

(e) immediately after giving effect to such transaction or series of transactions on a pro forma basis, either (i) the Company or the Surviving Person, as the case may be, would be able to Incur at least $1.00 of additional Debt under clause (1) of the first paragraph of the covenant described under "—Restrictive Covenants—Limitation on Debt" or (ii) the Surviving Person would have a Consolidated Interest Coverage Ratio which is not less than the Consolidated Interest Coverage Ratio of the Company immediately prior to such transaction or series of transactions; and

(f) the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such transaction and the supplemental indenture, if any, in respect thereto comply with this covenant and that all conditions precedent herein provided for relating to such transaction have been satisfied.

The Company shall not permit any Subsidiary Guarantor to merge, consolidate or amalgamate with or into any other Person (other than a merger of a Wholly Owned Restricted Subsidiary into such Subsidiary Guarantor, or a merger of a Subsidiary Guarantor into the Company or another Subsidiary Guarantor) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its Property in any one transaction or series of transactions unless:

(a) such Subsidiary Guarantor will be the Surviving Person or the Surviving Person (if other than such Subsidiary Guarantor) formed by such merger, consolidation or amalgamation or to which such sale, transfer, assignment, lease, conveyance or disposition is made will be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;

(b) the Surviving Person (if other than such Subsidiary Guarantor) expressly assumes, by a Subsidiary Guarantee or a supplement to the Second Priority Subsidiary Guarantee Agreement or a supplemental indenture in form satisfactory to the Trustee, executed and delivered to the Trustee by such Surviving Person, the due and punctual performance and observance of all the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee;

(c) immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (and treating, for purposes of this clause (c), any Debt that becomes, or is anticipated to become, an obligation of the Surviving Person, the Company or any Restricted Subsidiary as a result of such transaction or series of transactions as having been Incurred by the Surviving Person, the Company or such Restricted Subsidiary at the time of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing; and

(d) the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such transaction and such Subsidiary Guarantee, if any, in respect thereto comply with this covenant and that all conditions precedent herein provided for relating to such transaction have been satisfied.

The foregoing provisions (other than clause (c)) shall not apply to (i) any transactions which do not constitute an Asset Sale if the Subsidiary Guarantor is otherwise being released from its Subsidiary Guarantee at the time of such transaction in accordance with the Indenture and the Second Priority Collateral Documents or (ii) any transactions which constitute an Asset Sale if the Company has complied with the covenant described under "—Restrictive Covenants—Limitation on Asset Sales and Specified Collateral Dispositions" and the Subsidiary Guarantor is released from its Subsidiary Guarantee at the time of such transaction in accordance with the Indenture and the Second Priority Collateral Documents.

The Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of the Company under the Indenture (or of the Subsidiary Guarantor under the Subsidiary Guarantee, as the case may be) but the predecessor Company in the case of:

(a) a sale, transfer, assignment, conveyance or other disposition (unless such sale, transfer, assignment, conveyance or other disposition is of all the assets of the Company as an entirety or virtually as an entirety); or

(b) a lease, shall not be released from any obligation to pay the principal of, premium, if any, and interest on, the Notes.

SEC Reports

Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission and provide the Trustee with such annual and quarterly reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections; provided, however, that the Company will not be so obligated to file such information, documents and reports with the Commission if the Commission does not permit such filings; provided further, however, that the Company will be required to provide to holders of Notes any such information, documents or reports that are not so filed.

Events of Default

Events of Default in respect of the Notes include:

(1) failure to make the payment of any interest on the Notes when the same becomes due and payable, and such failure continues for a period of 30 days;

(2) failure to make the payment of any principal of, or premium, if any, on, any of the Notes when the same becomes due and payable at its Stated Maturity, upon acceleration, redemption, optional redemption, required repurchase or otherwise;

(3) failure to comply with the covenant described under "—Merger, Consolidation and Sale of Property;"

(4) failure to comply with any other covenant or agreement in the Notes or in the Indenture (other than a failure that is the subject of the foregoing clause (1), (2) or (3)) and such failure continues for 30 days after written notice is given to the Company as provided below;

(5) a default under any Debt by the Company or any Restricted Subsidiary that results in acceleration of the final maturity of such Debt, or failure to pay any such Debt at final maturity (giving effect to applicable grace periods), in an aggregate amount greater than $35 million or its foreign currency equivalent at the time (the "cross acceleration provisions");

(6) any judgment or judgments for the payment of money in an aggregate amount in excess of $35 million (or its foreign currency equivalent at the time) that shall be rendered against the Company or any Restricted Subsidiary and that shall not be waived, satisfied or discharged for any period of 30 consecutive days during which a stay of enforcement shall not be in effect (the "judgment default provisions");

(7) certain events involving bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (the "bankruptcy provisions");

(8) any Subsidiary Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guarantee and the Indenture) and such default continues for 10 days after notice or any Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee (the "guarantee provisions");

(9) the material impairment of the security interests under the Second Priority Collateral Documents (other than in accordance with the terms of the Second Priority Collateral Documents and the Indenture as each may be amended from time to time) for any reason other than the satisfaction in full of all obligations under the Indenture and discharge of the Second Priority Collateral Documents and the Indenture or any security interest created thereunder shall be declared invalid or unenforceable or the Company or any of its Subsidiaries asserting, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable (the "security default provisions"); and

(10) for so long as the 12.5% Notes remain outstanding, a default under clauses (9) or (10) of the definition of "Event of Default" under the indenture governing the 12.5% Notes that is not cured or waived in accordance with the terms thereof.

A Default under clause (4), (8) or (9) is not an Event of Default until the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a "Notice of Default."

The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers' Certificate of any event that with the giving of notice and the lapse of time would become an Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.

If an Event of Default with respect to the Notes (other than an Event of Default resulting from certain events involving bankruptcy, insolvency or reorganization with respect to the Company) shall have occurred and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the principal amount at maturity of all the Notes then outstanding, plus accrued but unpaid interest to the date of acceleration. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to the Company shall occur, such amount with respect to all the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes. After any such acceleration, but before a judgment or decree based on acceleration is obtained by the Trustee, the holders of a majority in aggregate principal amount of the Notes then outstanding may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the Indenture.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the Notes, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes.

No holder of Notes will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, unless:

(a) such holder has previously given to the Trustee written notice of a continuing Event of Default;

(b) the holders of at least 25% in aggregate principal amount of the Notes then outstanding have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as trustee; and

(c) the Trustee shall not have received from the holders of a majority in aggregate principal amount of the Notes then outstanding a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days.

However, such limitations do not apply to a suit instituted by a holder of any Note for enforcement of payment of the principal of, and premium, if any, or interest on, such Note on or after the respective due dates expressed in such Note.

Amendments and Waivers

(a) Subject to exceptions, the Indenture and, subject to any other consent required under the terms of the applicable Second Priority Collateral Documents, the Second Priority Collateral Documents may be amended with the consent of the holders of a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes) and (subject as aforesaid) any past default or compliance with any provisions may also be waived (except, in the case of the Indenture, a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of each holder of an outstanding Note) with the consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding. However, without the consent of each holder affected thereby, no amendment may, among other things:

(1) amend the Indenture to reduce the amount of Notes whose holders are required to consent to an amendment or waiver;

(2) amend the Indenture to reduce the rate of or extend the time for payment of interest on any Note;

(3) amend the Indenture to reduce the principal of or extend the Stated Maturity of any Note;

(4) amend the Indenture to make any Note payable in money other than that stated in the Note;

(5) amend the Indenture or any Subsidiary Guarantee to further impair the right of any holder of the Notes to receive payment of principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes or any Subsidiary Guarantee;

(6) amend the Indenture or any Subsidiary Guarantee to subordinate the Notes or any Subsidiary Guarantee to any other obligation of the Company or the applicable Subsidiary Guarantor (except in the case of the Second Priority Subsidiary Guarantee Agreement, as permitted by paragraph (c) below);

(7) amend the Indenture to reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed, as described under "—Optional Redemption;"

(8) amend the Indenture to reduce the premium payable upon a Change of Control or, at any time after a Change of Control has occurred amend the definition of Change of Control or change the time at which the Change of Control Offer relating thereto must be made or at which the Notes must be repurchased pursuant to such Change of Control Offer; and

(9) at any time after the Company is obligated to make a Prepayment Offer with the Excess Proceeds from Asset Sales, amend the Indenture to change the time at which such Prepayment Offer must be made or at which the Notes must be repurchased pursuant thereto.

(b) Without the consent of any holder of the Notes, the Company and the Trustee may amend the Indenture and, subject to any other consent required under the terms of the applicable Second Priority Collateral Documents, the Second Priority Collateral Documents to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a successor corporation of the obligations of the Company or any Subsidiary Guarantor under the Indenture or any Second Priority Collateral Documents;

(3) provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4) add additional Guarantees with respect to the Notes or release Subsidiary Guarantors from Subsidiary Guarantees as provided by the terms of the Indenture or the Subsidiary Guarantees;

(5) further secure the Notes (and if such security interest includes Liens on Property of the Company, provide for releases of such Property on terms comparable to the terms on which Collateral constituting Property of Subsidiary Guarantors may be released), release all or any portion of the Collateral pursuant to the terms of the Second Priority Collateral Documents, add to the covenants of the Company or the Subsidiary Guarantors for the benefit of the holders of the Notes or surrender any right or power conferred upon the Company;

(6) in the case of the Indenture, make any change that does not adversely affect the rights of any holder of the Notes;

(7) make any change to the subordination provisions of a Subsidiary Guarantee or any Second Priority Collateral Documents that would limit or terminate the benefits available to any holder of Senior Obligations under such provisions; or

(8) make any change to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act.

(c) Without limiting the foregoing, the holders of Notes will be deemed to have consented for purposes of the Second Priority Collateral Documents (including for purposes of determining actions of the Second Priority Instructing Group) to (i) any amendment, waiver or other modification (including any consent thereunder) of the Second Priority Collateral Documents (including without limitation, any annexes, exhibits or schedules thereto) that would not be adverse to the holders of Notes in any material respect, as reasonably determined by the Board of Directors (as evidenced by a resolution of the Board of Directors), and (ii) to any of the following amendments, waivers and other modifications to the Second Priority Collateral Documents:

(1) an amendment to the Intercreditor Agreement to modify the restriction on changes to Second Priority Collateral Documents and Second Priority Debt Documents without the consent of holders of Senior Obligations or their representatives (but without modifying any provisions relating to consent of holders of Notes or other Second Priority Debt to various actions);

(2) to the extent such amendment, waiver or modification relates to the amount (including amounts of Senior Obligations, Senior Second Priority Debt and Second Priority Debt) or the terms of Debt (including as reflected in related definitions such as Replacement Second Priority Debt and Replacement Senior Second Priority Debt) that may be secured by Liens on the Collateral, as may be consented to by the Senior Collateral Agent or the Senior Banks in accordance with the terms of the Intercreditor Agreement or the applicable Second Priority Collateral Document (but without limiting any of the restrictive covenants and related definitions contained in the Indenture);

(3) an amendment to the Second Priority Subsidiary Guarantee Agreement to subordinate, on comparable terms to those provided therein with respect to Senior Bank Obligations, the obligations of the Subsidiary Guarantors under the Second Priority Subsidiary Guarantee Agreement to the prior payment when due of the guarantees by such Subsidiary Guarantor of any Additional Senior Debt, provided that such amendment applies equally with respect to all Second Priority Debt;

(4) an amendment to the Second Priority Collateral Documents to provide for a class of Secured Obligations having rights in respect of the Collateral that are subordinated to the Second Priority Debt Obligations to at least the same extent that the Second Priority Debt Obligations are subordinated to the Senior Obligations, as reasonably determined by the Board of Directors (as evidenced by a resolution of the Board of Directors), provided that (A) such Debt is not secured by Liens on any assets other than Collateral and (B) to the extent such Secured Obligations represent Debt of a Subsidiary of the Company, such Subsidiary is a Subsidiary Guarantor and such Debt is subordinated to the prior payment of the Second Priority Debt Obligation to at least the same extent as the Subsidiary Guarantees are subordinated to the Senior Obligations (determined as aforesaid);

(5) an amendment to the Intercreditor Agreement to provide, on comparable terms to those provided therein with respect to Senior Bank Obligations, the lenders under any Senior Obligations (including Additional Senior Debt Obligations) with rights and remedies with respect to the Collateral, including rights to distributions of proceeds of Collateral and rights to control all remedies or other activities related to the Collateral so long as any Senior Obligations remain outstanding, comparable to those provided therein with respect to the Senior Bank Obligations, provided that (A) the holders of Senior Obligations and their representatives have obligations to holders of Second Priority Debt and their representatives comparable to the obligation of holders of Senior Bank Obligations and their representatives provided therein and (B) such amendment applies equally with respect to all Second Priority Debt;

(6) an amendment to the Intercreditor Agreement to change the conditions that must be satisfied in order for a representative of additional Debt to become a party to the Intercreditor Agreement, provided that (A) such amendment is consented to by the Senior Collateral Agent in accordance with the terms of the Intercreditor Agreement, (B) the conditions continue to require a representative of such holders on behalf of such holders to become a party to the Intercreditor Agreement, (C) such amendment applies equally with respect to all Second Priority Debt, (D) the ability of the Second Priority Collateral Trustee and the holders of Second Priority Debt and their representatives to enforce their rights under the Intercreditor Agreement are not adversely affected in any material respect by such amendment and (E) the Lien on the Collateral securing the Subsidiary Guarantees of the Notes will not be impaired (other than the addition of new Secured Obligations that will be secured by the Collateral) as a result of implementation of such amendment;

(7) an amendment, waiver or modification to the Second Priority Collateral Documents to effectuate (i) (A) the release of assets included in the Collateral from the Liens securing the Notes (I) if all other Liens on those assets securing the Senior Obligations (including all commitments thereunder) are released, (II) if the Company or a Subsidiary of the Company provides substitute Collateral for all or a portion of those assets with at least an equivalent fair value, as determined in good faith by our Board of Directors (as evidenced by a resolution of the Board of Directors) or (III) if those assets are owned by a Subsidiary that is a Subsidiary Guarantor and that Subsidiary Guarantor is released from it Subsidiary Guarantee, provided that in the case of each of (I)-(III) after giving effect to the release there remains no Lien on such assets securing any Secured Obligations, or (B) the release of the Subsidiary Guarantee of a Subsidiary Guarantor of the Notes upon such Subsidiary Guarantor ceasing to Guarantee or be an obligor in respect of, or to pledge any of its assets to secure, any Senior Obligations, provided that after giving effect to the release the Subsidiary Guarantor ceases to Guarantee or be an obligor in respect of, or to pledge its assets to secure, any Secured Obligations and provided, in the case of both (A) and (B), that after giving effect to the release, at least $300 million in aggregate principal amount of Senior Obligations under Credit Facilities will remain outstanding or (ii) a release of Collateral or a Subsidiary Guarantee of a Subsidiary Guarantor otherwise in accordance with the terms of the Indenture and the Second Priority Collateral Documents;

(8) with respect to any amendment, waiver or modification agreed to by the Senior Collateral Agent or the holders of the Senior Obligations under any provision of any Senior Collateral Documents, a comparable amendment, waiver or modification to the comparable provision of the comparable Second Priority Collateral Document, provided that such amendment, waiver or modification applies equally with respect to all Second Priority Debt;

(9) upon request of the Company without consent of any holders of the Notes unless, within 20 Business Days after written notice of the proposed amendment, waiver or modification is mailed to the Trustee and holders of Notes, 25% in interest of the holders of Notes delivers to the Trustee written objection thereto;

(10) with the written consent of the holders of at least a majority of the aggregate principal amount of the Notes then outstanding pursuant to paragraph (a) above; or

(11) an amendment, waiver or modification permitted pursuant to paragraph (b) above.

At the request of the Company, the Trustee will execute and deliver any documents or instruments evidencing such deemed consent of the holders of Notes. The Indenture will also direct the Trustee, in its capacity as Second Priority Representative to holders of Notes, to take such action under the Second Priority Collateral Documents as may be requested by the Company to give effect to any such amendment, waiver or modification. Notwithstanding the foregoing, no such consent or deemed consent shall be deemed or construed to represent an amendment or waiver, in whole or in part, of any provision of the Indenture or the Notes.

The foregoing will not limit the right of the Company to amend, waive or otherwise modify the Second Priority Collateral Documents in accordance with their terms.

The consent of the holders of the Notes is not necessary to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment becomes effective, the Company is required to mail to each holder of the Notes at such holder's address appearing in the Security Register a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Defeasance

The Company at any time may terminate all its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

The Company at any time may terminate:

(1) its obligations under the covenants described under "—Repurchase at the Option of Holders Upon a Change of Control" and "—Restrictive Covenants;"

(2) the operation of the cross acceleration provisions, the judgment default provisions, the bankruptcy provisions with respect to Significant Subsidiaries, the guarantee provisions and the security default provisions described under "—Events of Default" above; and

(3) the limitations contained in clause (e) under the first paragraph of "—Merger, Consolidation and Sale of Property" above ("covenant defeasance").

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option,

payment of the Notes may not be accelerated because of an Event of Default specified in clause (4) (with respect to the covenants described under "—Restrictive Covenants"), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) or (9) under "—Events of Default" above or because of the failure of the Company to comply with clause (e) under the first paragraph of "—Merger, Consolidation and Sale of Property" above. If the Company exercises its legal defeasance option or its covenant defeasance option, the Second Priority Lien and the Second Priority Mortgages, as they pertain to the Notes, will be released and each Subsidiary Guarantor will be released from all its obligations under its Subsidiary Guarantee, as it pertains to the Notes.

The legal defeasance option or the covenant defeasance option may be exercised only if:

(a) the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations for the payment of principal of and interest on the Notes to maturity or redemption, as the case may be;

(b) the Company delivers to the Trustee a certificate from a nationally recognized firm of independent certified public accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal and interest when due on all the Notes to maturity or redemption, as the case may be;

(c) 123 days pass after the deposit is made and during the 123-day period no Default described in clause (7) under "—Events of Default" occurs with respect to the Company or any other Person making such deposit which is continuing at the end of the period;

(d) no Default or Event of Default has occurred and is continuing on the date of such deposit and after giving effect thereto;

(e) such deposit does not constitute a default under any other agreement or instrument binding on the Company;

(f) the Company delivers to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940;

(g) in the case of the legal defeasance option, the Company delivers to the Trustee an Opinion of Counsel stating that:

(1) the Company has received from the Internal Revenue Service a ruling; or

(2) since the date of the Indenture there has been a change in the applicable Federal income tax law, to the effect, in either case, that, and based thereon such Opinion of Counsel shall confirm that, the holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance has not occurred;

(h) in the case of the covenant defeasance option, the Company delivers to the Trustee an Opinion of Counsel to the effect that the holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

(i) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes have been complied with as required by the Indenture.

Governing Law

The Indenture and the Notes are governed by the laws of the State of New York without reference to principles of conflicts of law.

The Trustee

BNY Midwest Trust Company is the Trustee under the Indenture.

Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

Definitions

Set forth below is a summary of the defined terms used in the Description of the New Notes above. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided. Unless the context otherwise requires, an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.

"Additional Assets" means:

(a) any Property (other than cash, cash equivalents and securities) to be owned by the Company or any Restricted Subsidiary and used in a Related Business; or

(b) Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary from any Person other than the Company or an Affiliate of the Company; provided, however, that, in the case of this clause (b), such Restricted Subsidiary is primarily engaged in a Related Business.

"Additional Senior Debt" means any other Debt of the Company Guaranteed by the Subsidiary Guarantors pursuant to the Senior Subsidiary Guarantee Agreement with such Guarantees secured by the Senior Collateral on a pari passu basis with the Senior Bank Obligations; provided, however, that such Debt is permitted to be incurred, secured and guaranteed on such basis by the Indenture and the Second Priority Collateral Documents.

"Additional Senior Debt Documents" means, with respect to any series, issue or class of Additional Senior Debt, the promissory notes, indentures, Collateral Documents or other operative agreements evidencing or governing such Debt, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Additional Senior Debt Facility" means the indenture or other governing agreement with respect to any Additional Senior Debt, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Additional Senior Debt Obligations" means, with respect to any series, issue or class of Additional Senior Debt, (a) all principal of and interest (including without limitation, any interest which accrues after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency or reorganization of the Company, whether or not allowed or allowable as a claim in any such proceeding) on such Additional Senior Debt, (b) all other amounts payable by the Company to the related Additional Senior Debt Parties under the related Additional Senior Debt Documents and (c) any renewals, extensions or Refinancings of the foregoing.

"Additional Senior Debt Parties" means, with respect to any series, issue or class of Additional Senior Debt, the holders of such indebtedness from time to time, any trustee or agent therefore under any related Additional Senior Debt Documents and the beneficiaries of each indemnification obligation undertaken by the Company or any Obligor under any related Additional Senior Debt Documents, but shall not include the Obligors or any controlled Affiliates thereof.

"Affiliate" of any specified Person means:

(a) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; or

(b) any other Person who is a director or executive officer of:

(1) such specified Person;

(2) any Subsidiary of such specified Person; or

(3) any Person described in clause (a) above.

For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Asset Sale" means any sale, lease, transfer, issuance or other disposition (or series of related sales, leases, transfers, issuances or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of:

(a) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares); or

(b) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary,

in the case of either clause (a) or clause (b) above, whether in a single transaction or a series of related transactions, (i) that have a Fair Market Value in excess of $10 million or (ii) for aggregate consideration in excess of $10 million, other than, in the case of clause (a) or (b) above:

(1) any disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Restricted Subsidiary;

(2) any disposition that constitutes a Permitted Investment or Restricted Payment permitted by the covenant described under "—Restrictive Covenants—Limitation on Restricted Payments;"

(3) any disposition effected in compliance with the first paragraph of the covenant described under "—Merger, Consolidation and Sale of Property";

(4) a sale of accounts receivable and related assets of the type specified in the definition of "Qualified Receivables Transaction" to a Receivables Entity;

(5) a transfer of accounts receivable and related assets of the type specified in the definition of "Qualified Receivables Transaction" (or a fractional undivided interest therein) by a Receivables Entity in connection with a Qualified Receivables Transaction; or

(6) a sale by the Company or a Restricted Subsidiary of Property by way of a Sale and Leaseback Transaction but only if (A) such Property was owned by the Company or a Restricted Subsidiary on the Issue Date, (B) the requirements of clause (a) of the covenant described under "—Restrictive Covenants—Limitation on Sale and Leaseback Transactions" are satisfied with respect to such Sale and Leaseback Transaction, (C) the requirements of clauses (a), (b) and (c) of the first paragraph of the covenant described under "—Restrictive Covenants—Limitation on Asset Sales and Specified Collateral Dispositions" are satisfied as though such Sale and Leaseback Transaction constituted an Asset Sale and (D) the aggregate Fair Market Value of such Property, when added to the Fair Market Value of all other sales of Property pursuant to this clause (6) since the Issue Date, does not exceed $150 million.

"Attributable Debt" in respect of a Sale and Leaseback Transaction or Synthetic Lease means, at any date of determination:

(a) if such Sale and Leaseback Transaction is a Capital Lease Obligation, the amount of Debt represented thereby according to the definition of "Capital Lease Obligation," and

(b) in all other instances, the greater of:

(1) the Fair Market Value of the Property subject to such Sale and Leaseback Transaction or Synthetic Lease; and

(2) the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction or such Synthetic Lease (in each case including any period for which such lease has been extended).

"Average Life" means, as of any date of determination, with respect to any Debt or Preferred Stock, the quotient obtained by dividing:

(a) the sum of the product of the numbers of years (rounded to the nearest one-twelfth of one year) from the date of determination to the dates of each successive scheduled principal payment of such Debt or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by

(b) the sum of all such payments.

"Board of Directors" means the board of directors of the Company or any duly authorized and constituted committee thereof.

"Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York, New York are authorized or obligated by law, regulation, executive order or governmental decree to close.

"Capital Lease Obligations" means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of "—Restrictive Covenants—Limitation on Liens," a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

"Capital Stock" means, with respect to any Person, any shares or other equivalents (however designated) of any class of corporate stock or partnership interests or any other participations, rights, warrants, options or other interests in the nature of an equity interest in such Person, including Preferred Stock, but excluding any debt security convertible or exchangeable into such equity interest.

"Capital Stock Sale Proceeds" means the aggregate cash proceeds received by the Company from the issuance or sale (other than to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees) by the Company of its Capital Stock (other than Disqualified Stock) after the Issue Date, net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

"Change of Control" means the occurrence of any of the following events:

(a) if any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act (other than one or more Permitted Holders), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 40% or more of the total voting power of the Voting Stock of the Company (for purposes of this clause (a), such person or group shall be deemed to beneficially own any Voting Stock of a corporation held by any other corporation (the "parent corporation") so long as such person or group beneficially owns, directly or indirectly, in the aggregate a majority of the total voting power of the Voting Stock of such parent corporation); or

(b) the sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all the assets of the Company and the Restricted Subsidiaries, considered as a whole (other than a disposition of such assets as an entirety or virtually as an entirety to a Wholly Owned Restricted Subsidiary) shall have occurred, or the Company merges, consolidates or amalgamates with or into any other Person or any other Person merges, consolidates or amalgamates with or into the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is reclassified into or exchanged for cash, securities or other Property, other than any such transaction where:

(1) the outstanding Voting Stock of the Company is reclassified into or exchanged for other Voting Stock of the Company or for Voting Stock of the surviving corporation; and

(2) the holders of the Voting Stock of the Company immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the Company or the surviving corporation immediately after such transaction and in substantially the same proportion as before the transaction; or

(c) during any period of two consecutive years commencing after February 1, 2003, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election or appointment by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of not less than three-fourths of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

(d) the shareholders of the Company shall have approved any plan of liquidation or dissolution of the Company.

"Class A Cumulative Preferred Stock" means Rite Aid Lease Management Company's Preferred Stock, par value $100.00 per share, designated as Class A Cumulative.

"Class C Cumulative Preferred Stock" means the Rite Aid Risk Management Corp.'s Preferred Stock, par value $1.00 per share, designated as Class C Cumulative Participating Voting.

"Class D Cumulative Preferred Stock" means the Rite Aid Risk Management Corp.'s Preferred Stock, par value $100.00 per share, designated as Class D Cumulative Participating Voting.

"Code" means the Internal Revenue Code of 1986, as amended.

"Collateral" means all the collateral described in the Collateral Documents.

"Collateral Disposition" means (a) any sale, transfer or other disposition of Collateral (including any property or assets that would constitute Collateral but for the release of the Senior Lien and the Second Priority Lien with respect thereto in connection with such sale, transfer or other disposition), or (b) any casualty or other insured damage or Condemnation with respect to Collateral.

"Collateral Documents" means (a) the Senior Collateral Documents and (b) the Second Priority Collateral Documents.

"Collateral Subsidiary Guarantor" means any Subsidiary of the Company that is a party to the Senior Subsidiary Guarantee Agreement or the Second Priority Subsidiary Guarantee Agreement.

"Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

"Commodity Price Protection Agreement" means, in respect of a Person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in commodity prices.

"Condemnation" means any action or proceeding for the taking of any assets of the Company or its Subsidiaries, or any part thereof or interest therein, for public or quasi-public use under the power of eminent domain, by reason of any similar public improvement or condemnation proceeding.

"Consolidated Interest Coverage Ratio" means, as of any date of determination, the ratio of:

(a) the aggregate amount of EBITDA for the most recent four consecutive fiscal quarters ending at least 45 days prior to such determination date to

(b) Consolidated Interest Expense for such four fiscal quarters;

provided, however, that:

(1) if

(A) since the beginning of such period the Company or any Restricted Subsidiary has Incurred any Debt that remains outstanding or Repaid any Debt; or

(B) the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio is an Incurrence or Repayment of Debt,

Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Incurrence or Repayment as if such Debt was Incurred or Repaid on the first day of such period, provided that, in the event of any such Repayment of Debt, EBITDA for such period shall be calculated as if the Company or such Restricted Subsidiary had not earned any interest income actually earned during such period in respect of the funds used to Repay such Debt, and

(2) if

(A) since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Sale or an Investment (by merger or otherwise) in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of Property which constitutes all or substantially all of an operating unit of a business;

(B) the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio is such an Asset Sale, Investment or acquisition; or

(C) since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made such an Asset Sale, Investment or acquisition, EBITDA for such period shall be calculated after giving pro forma effect to such Asset Sale, Investment or acquisition as if such Asset Sale, Investment or acquisition occurred on the first day of such period.

If any Debt bears a floating rate of interest and is being given pro forma effect, the interest expense on such Debt shall be calculated as if the base interest rate in effect for such floating rate of interest on the date of determination had been the applicable base interest rate for the entire period (taking into account any Interest Rate Agreement applicable to such Debt if such Interest Rate Agreement has a remaining term in excess of 12 months). In the event the Capital Stock of any Restricted Subsidiary is sold during the period, the Company shall be deemed, for purposes of clause (1) above, to have Repaid during such period the Debt of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Debt after such sale.

"Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries (excluding the non-cash interest expense related to (x) litigation reserves, (y) closed store liability reserves and (z) self-insurance reserves), plus, to the extent not included in such total interest expense, and to the extent Incurred by the Company or its Restricted Subsidiaries, and without duplication:

(a) interest expense attributable to Capital Lease Obligations;

(b) amortization of debt discount and debt issuance cost, including commitment fees;

(c) capitalized interest;

(d) non-cash interest expense other than expenses under clauses (x), (y) and (z) above;

(e) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers acceptance financing;

(f) net costs associated with Hedging Obligations (including amortization of fees but excluding costs associated with forward contracts for inventory in the ordinary course of business);

(g) Disqualified Stock Dividends;

(h) Preferred Stock Dividends;

(i) interest Incurred in connection with Investments in discontinued operations;

(j) interest accruing on any Debt of any other Person to the extent such Debt is Guaranteed by the Company or any Restricted Subsidiary; and

(k) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Debt Incurred by such plan or trust.

"Consolidated Net Income" means, for any period, the net income (loss) of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(a) any net income (loss) of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

(1) subject to the exclusion contained in clause (d) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (c) below); and

(2) the Company's equity in a net loss of any such Person other than an Unrestricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(b) for purposes of the covenant described under "—Restrictive Covenants—Limitation on Restricted Payments" only, any net income (loss) of any Person acquired by the Company or any of its consolidated Subsidiaries in a pooling of interests transaction for any period prior to the date of such acquisition;

(c) any net income (loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions, directly or indirectly, to the Company, except that:

(1) subject to the exclusion contained in clause (d) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Restricted Subsidiary, to the limitation contained in this clause); and

(2) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(d) any gain or loss realized upon the sale or other disposition of any Property of the Company or any of its consolidated Subsidiaries (including pursuant to any Sale and Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business;

(e) any extraordinary gain or loss;

(f) the cumulative effect of a change in accounting principles;

(g) any non-cash compensation expense realized for grants of performance shares, stock options or other rights to officers, directors and employees of the Company or any Restricted Subsidiary, provided that such shares, options or other rights can be redeemed at the option of the holder only for Capital Stock of the Company (other than Disqualified Stock);

(h) store closing costs;

(i) non-cash charges or credits that relate to use of the last-in-first-out method of accounting for inventory; and

(j) loss on debt modifications.

Notwithstanding the foregoing, for purposes of the covenant described under "—Restrictive Covenants—Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (c)(4) thereof.

"Credit Facilities" means, with respect to the Company or any Restricted Subsidiary, one or more debt or commercial paper facilities with banks or other institutional lenders (including the Senior Credit Facilities), providing for revolving credit loans, term loans, receivables or inventory financing (including through the sale of receivables or inventory to such lenders or to special purpose, bankruptcy remote entities formed to borrow from such lenders against such receivables or inventory), Synthetic Leases or trade letters of credit, in each case together with Refinancings thereof on any basis so long as such Refinancing constitutes Debt.

"Currency Exchange Protection Agreement" means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.

"Debt" means, with respect to any Person on any date of determination (without duplication):

(a) the principal of and premium (if any) in respect of:

(1) debt of such Person for money borrowed; and

(2) debt evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(b) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale and Leaseback Transactions and Synthetic Leases entered into by such Person;

(c) all obligations of such Person issued or assumed as the deferred purchase price of Property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (a) through (c) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

(e) the amount of all obligations of such Person with respect to the Repayment of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

(f) all obligations of the type referred to in clauses (a) through (e) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(g) all obligations of the type referred to in clauses (a) through (f) of other Persons secured by any Lien on any Property of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such Property or the amount of the obligation so secured; and

(h) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. The amount of Debt represented by a Hedging Obligation shall be equal to:

(1) zero if such Hedging Obligation has been Incurred pursuant to clause (g) or (h) of the second paragraph of the covenant described under "—Restrictive Covenants—Limitation on Debt;" or

(2) the notional amount of such Hedging Obligation if not Incurred pursuant to such clauses.

"Debt Issuances" means, with respect to the Company or any Restricted Subsidiary, one or more issuances of Debt evidenced by notes, debentures, bonds or other similar securities or instruments.

"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"Disqualified Stock" means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in either case at the option of the holder thereof) or otherwise:

(a) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(b) is or may become redeemable or repurchaseable at the option of the holder thereof, in whole or in part; or

(c) is convertible or exchangeable at the option of the holder thereof for Debt or Disqualified Stock;

on or prior to, in the case of clause (a), (b) or (c), the first anniversary of the Stated Maturity of the Notes.

"Disqualified Stock Dividends" means all dividends with respect to Disqualified Stock of the Company held by Persons other than a Wholly Owned Restricted Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the Company.

"EBITDA" means, for any period, an amount equal to, for the Company and its consolidated Restricted Subsidiaries:

(a) the sum of Consolidated Net Income for such period, plus the following to the extent reducing Consolidated Net Income for such period:

(1) the provision for taxes based on income or profits or utilized in computing net loss;

(2) Consolidated Interest Expense and non-cash interest expense related to litigation reserves, closed store liability reserves and self-insurance reserves, to the extent excluded from Consolidated Interest Expense;

(3) depreciation;

(4) amortization of intangibles;

(5) non-cash impairment charges;

(6) non-cash losses relating to the Investment in drugstore.com resulting from accounting for drugstore.com on the equity method of accounting, except to the extent such losses relate to Investments made after the Issue Date;

(7) charges relating to the investigations of the Company pending on the Issue Date by the United States Attorney and by the U.S. Department of Labor and amounts paid in satisfaction of any judgment, fine or settlement resulting therefrom; and

(8) any other non-cash items (other than any such non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period), minus

(b) all non-cash items increasing Consolidated Net Income for such period (other than any such non-cash item to the extent that it will result in the receipt of cash payments in any future period).

Notwithstanding the foregoing clause (a), the provision for taxes and the depreciation, amortization and non-cash items of a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its shareholders.

"11¼% Notes Issue Date" means June 27, 2001.

"Equipment Financing Transaction" means any arrangement (together with any Refinancing thereof) with any Person pursuant to which the Company or any Restricted Subsidiary Incurs Debt secured by a Lien on equipment or equipment related property of the Company or any Restricted Subsidiary.

"Equity Offering" means (a) an underwritten offering of common stock of the Company by the Company pursuant to an effective registration statement under the Securities Act or (b) so long as the Company's common stock is, at the time, listed or quoted on a national securities exchange (as such term is defined in the Exchange Act, an offering of common stock by the Company in a transaction exempt from or not subject to the registration requirements of the Securities Act.

"Event of Default" has the meaning set forth under "—Events of Default."

"Exchange Act" means the Securities Exchange Act of 1934.

"Expansion Capital Expenditure" means any capital expenditure incurred by the Company or any Restricted Subsidiary in developing, relocating, remodeling and refurbishing a warehouse, distribution center, store or other facility (other than ordinary course maintenance) for carrying on the business of the Company and its Restricted Subsidiaries that the Board of Directors determines in good faith will enhance the income generating ability of the warehouse, distribution center, store or other facility.

"Fair Market Value" means, with respect to any Property, the price that could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined, except as otherwise provided:

(a) if such Property has a Fair Market Value equal to or less than $25 million, by any Officer of the Company; or

(b) if such Property has a Fair Market Value in excess of $25 million, by a majority of the Board of Directors and evidenced by a resolution of the Board of Directors, dated within 30 days of the relevant transaction, delivered to the Trustee.

"Foreign Subsidiary" means any Subsidiary of the Company which (a) is organized under the laws of any jurisdiction outside of the United States, (b) is organized under the laws of Puerto Rico or the U.S. Virgin Islands, (c) has substantially all its operations outside of the United States, (d) has substantially all its operations in Puerto Rico or the U.S. Virgin Islands, or (e) does not own any material assets other than Capital Stock of one or more Subsidiaries of the type described in (a) through (d) above.

"GAAP" means United States generally accepted accounting principles as in effect on the Issue Date, including those set forth:

(a) in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(b) in the statements and pronouncements of the Financial Accounting Standards Board;

(c) in such other statements by such other entity as approved by a significant segment of the accounting profession; and

(d) the rules and regulations of the Commission governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the Commission.

"Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(b) entered into for the purpose of assuring in any other manner the obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "Guarantee" shall not include:

(1) endorsements for collection or deposit in the ordinary course of business; or

(2) a contractual commitment by one Person to invest in another Person for so long as such Investment is reasonably expected to constitute a Permitted Investment under clause (b) of the definition of "Permitted Investment."

The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any obligation.

"Hedging Obligation" of any Person means any obligation of such Person pursuant to any Interest Rate Agreement, Currency Exchange Protection Agreement, Commodity Price Protection Agreement or any other similar agreement or arrangement.

"Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or obligation on the balance sheet of such Person (and "Incurrence" and "Incurred" shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Debt, becoming Debt shall not be deemed an Incurrence of such Debt; provided further, however, that any Debt or other obligations of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; and provided further, however, that solely for purposes of determining compliance with "—Restrictive Covenants—Limitation on Debt," amortization of debt discount shall not be deemed to be the Incurrence of Debt, provided that in the case of Debt sold at a discount, the amount of such Debt Incurred shall at all times be the aggregate principal amount at Stated Maturity.

"Independent Financial Advisor" means an investment banking firm of national standing or any third party appraiser of national standing, provided that such firm or appraiser is not an Affiliate of the Company.

"Intercreditor Agreement" means the Collateral Trust and Intercreditor Agreement, dated as of June 27, 2001, among the Company, the Subsidiary Guarantors, the Second Priority Collateral Trustee, the Senior Collateral Agent, State Street Bank and Trust Company, as trustee under the Company's 10.50% Senior Secured Notes due 2002, Citicorp USA, Inc., as agent for the Synthetic Lease Parties under the Synthetic Lease Documents and each Second Priority Representative, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Interest Rate Agreement" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect against fluctuations in interest rates.

"Investment" by any Person means any direct or indirect loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person), advance or other extension of credit or capital contribution (by means of transfers of cash or other Property to others or payments for Property or services for the account or use of others, or otherwise) to, or Incurrence of a Guarantee of any obligation of, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person. For purposes of the covenant described under "—Restrictive Covenants—Limitation on Restricted Payments," "—Restrictive Covenants—Designation of Restricted and Unrestricted Subsidiaries" and the definition of "Restricted Payment," "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary of an amount (if positive) equal to:

(a) the Company's "Investment" in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation.

In determining the amount of any Investment made by transfer of any Property other than cash, such Property shall be valued at its Fair Market Value at the time of such Investment.

"Issue Date" means the date on which the old notes were initially issued.

"Lien" means, with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any Sale and Leaseback Transaction).

"Moody's" means Moody's Investors Service, Inc. or any successor to the rating agency business thereof.

"Net Available Cash" from any Asset Sale means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Debt or other obligations relating to the Property that is the subject of such Asset Sale or received in any other non-cash form), in each case net of:

(a) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale;

(b) all payments made on any Debt that is secured by any Property subject to such Asset Sale, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such Property, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale;

(c) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale; and

(d) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the Property disposed in such Asset Sale and retained by the Company or any Restricted Subsidiary after such Asset Sale.

"Obligors" means the Company, the Subsidiary Guarantors and any other Person who is liable for any of the Secured Obligations.

"Officer" means the Chief Executive Officer, the President, the Chief Financial Officer or any Executive Vice President of the Company.

"Officers' Certificate" means a certificate signed by two Officers of the Company, at least one of whom shall be the principal executive officer or principal financial officer of the Company, and delivered to the Trustee.

"Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

"Paying Agent" means any Person authorized by the Company to pay the principal of or interest on any Notes on behalf of the Company.

"Permitted Holder" means Leonard Green & Partners L.P. or any of its Affiliates.

"Permitted Investment" means any Investment by the Company or a Restricted Subsidiary in:

(a) (i) the Company, (ii) any Restricted Subsidiary or (iii) any Person that will, upon the making of such Investment, become a Restricted Subsidiary;

(b) any Person if as a result of such Investment such Person is merged or consolidated with or into, or transfers or conveys all or substantially all its Property to, the Company or a Restricted Subsidiary;

(c) cash and Temporary Cash Investments;

(d) receivables owing to the Company or a Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or such Restricted Subsidiary deems reasonable under the circumstances;

(e) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(f) loans and advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary, as the case may be, provided that such loans and advances do not exceed $25 million at any one time outstanding;

(g) stock, obligations or other securities received in settlement of debts created in the ordinary course of business and owing to the Company or a Restricted Subsidiary or in satisfaction of judgments;

(h) any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with an Asset Sale consummated in compliance with the covenant described under "—Restrictive Covenants—Limitation on Asset Sales and Specified Collateral Dispositions;"

(i) Hedging Obligations permitted under clause (g), (h) or (i) of the covenant described under "—Restrictive Covenants—Limitation on Debt;"

(j) any Person if the Investments are outstanding on the Issue Date and not otherwise described in clauses (a) through (i) above;

(k) Investments in Unrestricted Subsidiaries or joint venture entities (including purchasing cooperatives) that do not exceed $10 million outstanding at any one time in the aggregate;

(l) other Investments that do not exceed $5 million outstanding at any one time in the aggregate;

(m) Investments in any entity, formed by the Company or a Restricted Subsidiary, organized under Section 501(c)(3) of the Code, that do not exceed an aggregate amount of $5 million in any fiscal year; and

(n) any assets, Capital Stock or other securities to the extent acquired in exchange for shares of Capital Stock of the Company (other than Disqualified Stock).

"Permitted Liens" means:

(a) Liens to secure Debt permitted to be Incurred under clause (a), (b), (d) or (l) of the second paragraph of the covenant described under "—Restrictive Covenants—Limitation on Debt", provided, however, that:

(i) if such Debt is Incurred pursuant to such clause (b) (other than pursuant to a Sale and Leaseback Transaction, a Capital Lease Obligation or by a Receivables Entity in a Qualified Receivables Transaction) or clause (l), a second priority Lien (subject to Permitted Liens) upon the Property (if such Property does not otherwise constitute Second Priority Collateral at such time) subject to such Lien is concurrently granted as security for the Notes such that such Property also constitutes Second Priority Collateral subject to the Second Priority Collateral Documents, except to the extent such Property constitutes cash or cash equivalents securing only letter of credit obligations under Credit Facilities following a default under such Credit Facilities, and

(ii) if such Debt is Incurred pursuant to such clause (d), a second priority Lien (subject to Permitted Liens) upon the Property subject to such Lien is concurrently granted as security for the Notes such that such Property constitutes Second Priority Collateral subject to the Second Priority Lien or the Second Priority Mortgage and the Notes are secured by such Lien equally and ratably (or prior to) such Debt pursuant to the Second Priority Collateral Documents, except as required by the terms of the 12.5% Notes, but only to the extent the terms as in effect on the Issue Date would have so required, with respect to proceeds of Collateral Dispositions.

(b) Liens to secure Debt permitted to be Incurred under clause (e), (p), (q) or (r) of the second paragraph of the covenant described under "—Restrictive Covenants—Limitation on Debt," provided that (i) except as provided in clause (ii) below, any such Lien may not extend to any Property of the Company or any Restricted Subsidiary, other than the Property acquired, developed, constructed or leased with the proceeds of such Debt and any improvements or additions to such Property and (ii) if such Debt is Incurred pursuant to clause (p), any Property subject to such Lien other then Property described in clause (i) above constitutes Second Priority Collateral subject to the Second Priority Lien or the Second Priority Mortgage and the Debt secured by the Lien on such Property constitutes Second Priority Debt and does not constitute Senior Obligations;

(c) Liens for taxes, assessments or governmental charges or levies on the Property of the Company or any Restricted Subsidiary if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision that shall be required in conformity with GAAP shall have been made therefor;

(d) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens and other similar Liens, on the Property of the Company or any Restricted Subsidiary arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due or are being contested in good faith and by appropriate proceedings;

(e) Liens on the Property of the Company or any Restricted Subsidiary Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and Incurred in a manner consistent with industry practice, in each case which are not Incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property and which do not in the aggregate impair in any material respect the use of Property in the operation of the business of the Company and the Restricted Subsidiaries taken as a whole;

(f) Liens on Property at the time the Company or any Restricted Subsidiary acquired such Property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that any such Lien may not extend to any other Property of the Company or any Restricted Subsidiary; provided further, however, that such Liens shall not have been Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Property was acquired by the Company or any Restricted Subsidiary;

(g) Liens on the Property of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that any such Lien may not extend to any other Property of the Company or any other Restricted Subsidiary that is not a direct Subsidiary of such Person; provided further, however, that any such Lien was not Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Person became a Restricted Subsidiary;

(h) pledges or deposits by the Company or any Restricted Subsidiary under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which the Company or any Restricted Subsidiary is party, or deposits to secure public or statutory obligations of the Company or any Restricted Subsidiary, or deposits for the payment of rent, in each case Incurred in the ordinary course of business;

(i) utility easements, building restrictions and such other encumbrances or charges against real Property as are of a nature generally existing with respect to properties of a similar character;

(j) Liens arising out of judgments or awards against the Company or a Restricted Subsidiary with respect to which the Company or the Restricted Subsidiary shall then be proceeding with an appeal or other proceeding for review and which do not give rise to an Event of Default;

(k) leases or subleases of real property granted by the Company or a Restricted Subsidiary to any other Person in the ordinary course of business and not materially impairing the use of the real property in the operation of the business of the Company or the Restricted Subsidiary;

(l) licenses of intellectual property in the ordinary course of business;

(m) Liens existing on the Issue Date not otherwise described in clauses (a) through (l) above;

(n) Liens on the Property of the Company or any Restricted Subsidiary to secure any Refinancing, in whole or in part, of any Debt secured by Liens referred to in clause (a) (but only to the extent it relates to clause (a), (c) or (d) referred to therein), (b) (other than Liens securing Debt Incurred pursuant to clause (p) or (r) referred to therein), (f), (g), or (m) above; provided, however, that (i) in the case of clause (a) or (b) above, the proviso to such clause remains satisfied and (ii) any such Lien shall be limited to all or part of the same Property that secured the original Lien (together with improvements and accessions to such Property) and the aggregate principal amount of Debt that is secured by such Lien shall not be increased to an amount greater than the sum of:

(A) the outstanding principal amount, or, if greater, the committed amount, of the Debt secured by Liens described under clause (b) (except as referred to above), (f), (g), or (m) above, as the case may be, at the time the original Lien became a Permitted Lien under the Indenture; and

(B) an amount necessary to pay any fees and expenses, including premiums and defeasance costs, incurred by the Company or such Restricted Subsidiary in connection with such Refinancing; and

(o) Liens not otherwise permitted by clauses (a) through (n) above encumbering assets that have an aggregate Fair Market Value not in excess of $2 million.

"Permitted Refinancing Debt" means any Debt that Refinances any other Debt, including any successive Refinancings, so long as:

(a) such Debt is in an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) not in excess of the sum of:

(1) the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding of the Debt being Refinanced; and

(2) an amount necessary to pay any fees and expenses, including premiums and defeasance costs, related to such Refinancing;

(b) the Average Life of such Debt is equal to or greater than the Average Life of the Debt being Refinanced;

(c) the Stated Maturity of such Debt is no earlier than the Stated Maturity of the Debt being Refinanced; and

(d) the new Debt shall not be senior in right of payment to the Debt that is being Refinanced;

provided, however, that Permitted Refinancing Debt shall not include: (x) Debt of a Subsidiary that is not a Subsidiary Guarantor that Refinances Debt of the Company or a Subsidiary Guarantor, or (y) Debt of the Company or a Restricted Subsidiary that Refinances Debt of an Unrestricted Subsidiary.

"Person" means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"Preferred Stock" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of any other class of Capital Stock issued by such Person.

"Preferred Stock Dividends" means all dividends with respect to Preferred Stock of Restricted Subsidiaries held by Persons other than the Company or a Wholly Owned Restricted Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Preferred Stock.

"pro forma" means, with respect to any calculation made or required to be made pursuant to the terms hereof, a calculation performed in accordance with Article 11 of Regulation S-X promulgated under the Securities Act, as interpreted in good faith by the Board of Directors after consultation with the independent certified public accountants of the Company, or otherwise a calculation made in good faith by the Board of Directors after consultation with the independent certified public accountants of the Company, as the case may be.

"Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person. For purposes of any calculation required pursuant to the Indenture, the value of any Property shall be its Fair Market Value.

"Public Debt" means obligations of the Company or of a Subsidiary Guarantor evidenced by bonds, debentures, notes and similar instruments issued in a manner and pursuant to documentation customary in the market for obligations publicly traded or traded in the high yield bond or other private placement or similar market primarily among financial institutions (other than any such obligations that are traded primarily among commercial banks).

"Purchase Money Debt" means Debt Incurred to finance the acquisition, development, construction or lease by the Company or a Restricted Subsidiary of Property, including additions and improvements thereto, where the maturity of such Debt does not exceed the anticipated useful life of the Property being financed; provided, however, that such Debt is Incurred within 24 months after the completion of the acquisition, development, construction or lease of such Property by the Company or such Restricted Subsidiary.

"Qualified Consideration" means, with respect to any Asset Sale (or any other transaction or series of related transactions required to comply with clause (b) of the first paragraph of the covenant described under "—Restrictive Covenants—Limitation on Asset Sales and Specified Collateral Dispositions"), any one or more of (a) cash or cash equivalents, (b) notes or obligations that are converted into cash (to the extent of the cash received) within 90 days of such Asset Sale, (c) equity securities listed on a national securities exchange (as such term is defined in the Exchange Act) or quoted on the Nasdaq National Market and converted into cash (to the extent of the cash received) within 120 days of such Asset Sale, (d) the assumption by the purchaser of liabilities of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) as a result of which the Company and the Restricted Subsidiaries are no longer obligated with respect to such liabilities, (e) Additional Assets or (f) other Property, provided that the aggregate Fair Market Value of all Property received since the Issue Date by the Company and its Restricted Subsidiaries pursuant to Asset Sales (or such other transactions) that is used to determine Qualified Consideration pursuant to this clause (f) does not exceed $100 million.

"Qualified Receivables Transaction" means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to:

(a) a Receivables Entity (in the case of a transfer by the Company or any of its Subsidiaries); and

(b) any other Person (in the case of a transfer by a Receivables Entity),

or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing those accounts receivable, all contracts and all Guarantees or other obligations in respect of those accounts receivable, proceeds of those accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable; provided that:

(1) if the transaction involves a transfer of accounts receivable with Fair Market Value equal to or greater than $25.0 million, the Board of Directors shall have determined in good faith that the Qualified Receivables Transaction is economically fair and reasonable to the Company and the Receivables Entity;

(2) all sales of accounts receivable and related assets to or by the Receivables Entity are made at Fair Market Value; and

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Board of Directors).

"Rating Agencies" means Moody's and S&P.

"Real Estate Financing Transaction" means any arrangement with any Person pursuant to which the Company or any Restricted Subsidiary Incurs Debt secured by a Lien on real property of the Company or any Restricted Subsidiary and related personal property together with any Refinancings thereof.

"Receivables Entity" means a Wholly Owned Subsidiary of the Company (or another Person formed for the purposes of engaging in a Qualified Receivables Transaction with the Company in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of the Company and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to that business, and (with respect to any Receivables Entity formed after the Issue Date) which is designated by the Board of Directors (as provided below) as a Receivables Entity and:

(a) no portion of the Debt or any other obligations (contingent or otherwise) of which:

(1) is Guaranteed by the Company or any Subsidiary of the Company (excluding Guarantees of obligations (other than the principal of, and interest on, Debt) pursuant to Standard Securitization Undertakings);

(2) is recourse to or obligates the Company or any Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings; or

(3) subjects any property or asset of the Company or any Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(b) with which neither the Company nor any Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms which the Company reasonably believes to be no less favorable to the Company or the Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company; and

(c) to which neither the Company nor any Subsidiary of the Company has any obligation to maintain or preserve the entity's financial condition or cause the entity to achieve certain levels of operating results other than pursuant to Standard Securitization Undertakings.

Any designation of this kind by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors giving effect to the designation and an Officers' Certificate certifying that the designation complied with the foregoing conditions.

"Refinance" means, in respect of any Debt, to refinance, extend, renew, refund, repay, prepay, repurchase, redeem, defease or retire, or to issue other Debt, in exchange or replacement for, such Debt. "Refinanced" and "Refinancing" shall have correlative meanings.

"Registration Agreement" means the Exchange and Registration Rights Agreement among the Company, the Subsidiary Guarantors and the Initial Purchasers relating to the Notes.

"Related Business" means any business that is related, ancillary or complementary to the businesses of the Company and the Restricted Subsidiaries on the Issue Date.

"Repay" means, in respect of any Debt, to repay, prepay, repurchase, redeem, legally defease or otherwise retire such Debt. "Repayment" and "Repaid" shall have correlative meanings. For purposes of the covenant described under "—Restrictive Covenants—Limitation on Asset Sales and Specified Collateral Dispositions" and the definition of "Consolidated Interest Coverage Ratio," Debt shall be considered to have been Repaid only to the extent the related loan commitment, if any, shall have been permanently reduced in connection therewith.

"Representatives" means each of the Senior Collateral Agent and the Second Priority Representatives.

"Restricted Payment" means:

(a) any dividend or distribution (whether made in cash, securities or other Property) declared or paid on or with respect to any shares of Capital Stock of the Company or any Restricted Subsidiary (including any payment in connection with any merger or consolidation with or into the Company or any Restricted Subsidiary), except for any dividend or distribution that is made solely to the Company or a Restricted Subsidiary (and, if such Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, to the other shareholders of such Restricted Subsidiary on a pro rata basis or on a basis that results in the receipt by the Company or a Restricted Subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis) or any dividend or distribution payable solely in shares of Capital Stock (other than Disqualified Stock) of the Company;

(b) the purchase, repurchase, redemption, acquisition or retirement for value of any Capital Stock of the Company or any Restricted Subsidiary (other than from the Company or a Restricted Subsidiary);

(c) the purchase, repurchase, redemption, acquisition or retirement for value, prior to the date for any scheduled maturity, sinking fund or amortization or other installment payment, of any Subordinated Obligation (other than the purchase, repurchase or other acquisition of any Subordinated Obligation purchased in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation, in each case due within one year of the date of acquisition);

(d) any Investment (other than Permitted Investments) in any Person; or

(e) the issuance, sale or other disposition of Capital Stock of any Restricted Subsidiary to a Person other than the Company or another Restricted Subsidiary if the result thereof is that such Restricted Subsidiary shall cease to be a Restricted Subsidiary, in which event the amount of such "Restricted Payment" shall be the Fair Market Value of the remaining interest, if any, in such former Restricted Subsidiary held by the Company and the other Restricted Subsidiaries.

Notwithstanding the foregoing, no payment or other transaction permitted by clause (c) or (f) under the caption "Limitation on Transactions with Affiliates" will be considered a Restricted Payment.

"Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

"S&P" means Standard & Poor's Ratings Service or any successor to the rating agency business thereof.

"Sale and Leaseback Transaction" means any direct or indirect arrangement relating to Property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such Property to another Person and the Company or a Restricted Subsidiary leases it from such Person.

"Second Priority Collateral" means all the "Second Priority Collateral" as defined in any Second Priority Collateral Document and shall also include the mortgaged properties described in the Senior Credit Facility and the proceeds thereof.

"Second Priority Collateral Documents" means the Second Priority Mortgages, the Second Priority Subsidiary Security Agreement, the Second Priority Subsidiary Guarantee Agreement, the Second Priority Indemnity, Subrogation and Contribution Agreement, the Intercreditor Agreement and each of the mortgages, security agreements and other instruments and documents executed and delivered by any Subsidiary Guarantor pursuant to any of the foregoing for purposes of providing collateral security or credit support for any Second Priority Debt Obligation or obligation under the Second Priority Subsidiary Guarantee Agreement (including, in each case, any schedules, exhibits or annexes thereto), in each case as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Second Priority Collateral Trustee" means Wilmington Trust Company, in its capacity as collateral trustee under the Intercreditor Agreement and the Second Priority Collateral Documents, and its successors.

"Second Priority Debt" means (a) the Notes, the 12.5% Notes and any other Debt of the Company Guaranteed by the Subsidiary Guarantors pursuant to the Second Priority Subsidiary Guarantee Agreement with such Guarantee secured on a pari passu basis by the Second Priority Collateral and (b) the Senior Second Priority Debt; provided, however, that such Debt is permitted to be incurred, secured and guaranteed on such basis by each Senior Debt Document and each Second Priority Debt Document.

"Second Priority Debt Documents" means (a) with respect to the Notes, the Indenture, the Notes and the Registration Agreement and (b) with respect to any other series, issue or class of Second Priority Debt, the promissory notes, indentures, Collateral Documents or other operative agreements evidencing or governing such Debt, in each case as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Second Priority Debt Facility" means the indenture or other governing agreement with respect to any Second Priority Debt.

"Second Priority Debt Obligations" means, with respect to any series, issue or class of Second Priority Debt, (a) all principal of and interest (including without limitation, any interest which accrues after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency or reorganization of the Company, whether or not allowed or allowable as a claim in any such proceeding) on such Second Priority Debt, (b) all other amounts payable by the Company to the related Second Priority Debt Parties under the related Second Priority Debt Documents and (c) any renewals, extensions or Refinancings thereof of the foregoing.

"Second Priority Debt Parties" means, with respect to any series, issue or class of Second Priority Debt, the holders of such indebtedness from time to time, any trustee or agent therefor under any related Second Priority Debt Documents and the beneficiaries of each indemnification obligation undertaken by the Company or any Obligor under any related Second Priority Debt Documents, but shall not include the Obligors or any controlled Affiliates thereof.

"Second Priority Indemnity, Subrogation and Contribution Agreement" means the Second Priority Indemnity, Subrogation and Contribution Agreement, dated as of June 27, 2001, among the Company, the Subsidiary Guarantors and the Second Priority Collateral Trustee, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Second Priority Instructing Group" means Second Priority Representatives with respect to Second Priority Debt Facilities under which at least a majority of the then aggregate amount of Second Priority Debt Obligations are outstanding.

"Second Priority Lien" means the liens on the Second Priority Collateral in favor of the Second Priority Debt Parties under the Second Priority Collateral Documents.

"Second Priority Mortgages" means the mortgages, deeds of trust, leasehold mortgages, assignments of leases and rents, modifications and other security documents which create a lien in favor of the Second Priority Collateral Trustee for the benefit of the Second Priority Debt Parties, delivered pursuant to the Second Priority Debt Documents, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Second Priority Representative" means, in respect of a Second Priority Debt Facility, the Trustee, the collateral agent under the Synthetic Lease Facility and the administrative agent or agent under each other Second Priority Debt Facility, as the case may be, and each of their successors in such capacities.

"Second Priority Subsidiary Guarantee Agreement" means the Second Priority Subsidiary Guarantee Agreement, dated as of June 27, 2001, made by the Subsidiary Guarantors (including any additional Subsidiary Guarantor becoming party thereto after June 27, 2001) in favor of the Second Priority Collateral Trustee for the benefit of the Second Priority Debt Parties, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Second Priority Subsidiary Security Agreement" means the Second Priority Subsidiary Security Agreement, dated as of June 27, 2001, made by the Subsidiary Guarantors (including any additional Subsidiary Guarantor becoming party thereto after June 27, 2001) in favor of the Second Priority Collateral Trustee for the benefit of the Second Priority Debt Parties, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Secured Debt" means indebtedness for money borrowed which is secured by a mortgage, pledge, lien, security interest or encumbrance on property of the Company or any Restricted Subsidiary, but shall not include guarantees arising in connection with the sale, discount, guarantee or pledge of notes, chattel mortgages, leases, accounts receivable, trade acceptances and other paper arising, in the ordinary course of business, out of installment or conditional sales to or by, or transactions involving title retention with, distributors, dealers or other customers, of merchandise, equipment or services.

"Secured Obligations" means the Senior Obligations, the Second Priority Debt Obligations and any other Debt or obligations related to such Debt that is secured by a Lien on any Collateral.

"Securities Act" means the Securities Act of 1933.

"Senior Bank" means a "Bank" as defined in the Senior Credit Facility.

"Senior Bank Obligations" means (a) the principal of each loan made under the Senior Credit Facility, (b) all reimbursement and cash collateralization obligations in respect of letters of credit issued under the Senior Credit Facility, (c) all monetary obligations of the Company or any Subsidiary under each Senior Interest Rate Agreement (as defined in the Senior Credit Facility) entered into (x) prior to June 27, 2001 with any counterparty that was a Senior Bank (or an Affiliate thereof) on June 27, 2001 or (y) on or after June 27, 2001 with any counterparty that was a Senior Bank (or an Affiliate thereof) at the time such Senior Interest Rate Agreement was entered into, (d) all interest on the loans, letter of credit reimbursement and other obligations under the Senior Credit Facility or such Senior Interest Rate Agreements (including, without limitation, any interest which accrues after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency or reorganization of the Company or any Subsidiary Guarantor, whether or not allowed or allowable as a claim in such proceeding), (e) all other amounts payable by the Company under the Senior Debt Documents and (f) all increases, renewals, extensions and refinancings of the foregoing.

"Senior Bank Parties" means each party to the Senior Credit Facility from time to time other than any Obligor, each counterparty to a Senior Interest Rate Agreement, the beneficiaries of each indemnification obligation undertaken by the Company or any other Obligor under any Senior Debt Document, and the successors and permitted assigns of each of the foregoing.

"Senior Collateral" means all the "Senior Collateral" as defined in any Senior Collateral Document and shall also include the mortgaged properties described in the Senior Credit Facility and the proceeds thereof.

"Senior Collateral Agent" means Citicorp USA, Inc., in its capacity as Senior Collateral Agent under the Senior Collateral Documents, and its successors.

"Senior Collateral Documents" means the Senior Mortgages, the Senior Subsidiary Security Agreement, the Senior Subsidiary Guarantee Agreement, the Senior Indemnity, Subrogation and Contribution Agreement, the Intercreditor Agreement and each of the mortgages, security agreements and other instruments and documents executed and delivered by any Subsidiary Guarantor pursuant to any of the foregoing or pursuant to the Senior Credit Facility or any Additional Senior Debt Facility or for purposes of providing collateral security or credit support for any Senior Bank Obligation or Additional Senior Debt Obligation or obligation under the Senior Subsidiary Guarantee Agreement (including, in each case, any schedules, exhibits or annexes thereto), as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Senior Credit Facility" means the Senior Credit Agreement dated as of June 27, 2001 (as heretofore amended, modified or supplemented and as may be further amended, modified, supplemented or Refinanced from time to time), among the Company, the Banks as defined therein, Citicorp USA, Inc. as senior administrative agent, Citicorp USA, Inc. as senior collateral agent, and the Chase Manhattan Bank, Credit Suisse First Boston and Fleet Retail Finance Inc. as the syndication agents.

"Senior Debt Documents" means (a) the Senior Credit Facility, each "Loan Document" as defined in the Senior Credit Facility, each Senior Interest Rate Agreement and the Senior Collateral Documents and (b) any Additional Senior Debt Documents.

"Senior Facilities" means the Senior Credit Facility and any Additional Senior Debt Facilities.

"Senior Indemnity, Subrogation and Contribution Agreement" means the Senior Indemnity, Subrogation and Contribution Agreement, dated as of June 27, 2001 among the Company, the Subsidiary Guarantors (including Subsidiary Guarantors becoming party thereto after June 27, 2001) and the Senior Collateral Agent, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Senior Lien" means the liens on the Senior Collateral in favor of the Senior Bank Parties under the Senior Collateral Documents.

"Senior Mortgages" means the mortgages, deeds of trust, leasehold mortgages, assignments of leases and rents, modifications and other security documents delivered pursuant to the Senior Credit Facility.

"Senior Obligations" means the Senior Bank Obligations and any Additional Senior Debt Obligations.

"Senior Second Priority Debt" means the Synthetic Lease Obligations and any other Debt of the Company Guaranteed by the Subsidiary Guarantors pursuant to the Second Priority Subsidiary Guarantee Agreement with such Guarantees secured on a pari passu basis with the Synthetic Lease Obligations or otherwise junior to the Senior Obligations and prior to the Notes in any respect; provided, however, that such Debt is permitted to be incurred, secured and guaranteed on such basis by the Indenture and the Second Priority Collateral Documents.

"Senior Second Priority Debt Documents" means, with respect to any series, issue or class of Senior Second Priority Debt, the promissory notes, indentures or other operative agreements evidencing or governing such indebtedness, in each case as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Senior Second Priority Debt Obligations" means, with respect to any series, issue or class of Senior Second Priority Debt, (a) all principal of and interest (including without limitation, any interest which accrues after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency or reorganization of the Company, whether or not allowed or allowable as a claim in any such proceeding) on such Senior Second Priority Debt, (b) all other amounts payable by the Company to the related Senior Second Priority Debt Parties under the related Senior Second Priority Debt Documents and (c) any renewals, extensions or Refinancings of the foregoing.

"Senior Second Priority Debt Parties" means, with respect to any series, issue or class of Senior Second Priority Debt, the holders from time to time of such indebtedness, any trustee or agent therefore under any related Senior Second Priority Debt Documents and the beneficiaries of each indemnification obligation undertaken by the Company or any Obligor under any related Senior Second Priority Debt Documents, but shall not include the Obligors or any controlled Affiliates thereof.

"Senior Secured Parties" means the Senior Bank Parties and any Additional Senior Debt Parties.

"Senior Subsidiary Guarantee Agreement" means the Senior Subsidiary Guarantee Agreement, made by the Subsidiary Guarantors (including Subsidiary Guarantors that become parties thereto after June 27, 2001) in favor of the Senior Collateral Agent for the benefit of the Senior Secured Parties, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Senior Subsidiary Security Agreement" means the Senior Subsidiary Security Agreement, made by the Subsidiary Guarantors (including Subsidiary Guarantors that become parties thereto after June 27, 2001) in favor of the Senior Collateral Agent for the benefit of the Senior Secured Parties, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Series B Preferred Stock" means the Company's Preferred Stock, par value $1.00 per share, designated as Series B.

"Series C Preferred Stock" means the Company's Preferred Stock, par value $1.00 per share, designated as Series C.

"Series D Preferred Stock" means the Company's Preferred Stock, par value $1.00 per share, designated as Series D.

"Shareholder Notes" means the Company's Senior Secured Notes Due 2006 issued under the indenture dated as of April 4, 2002, among the Company, the Subsidiary Guarantors and State Street Bank and Trust Company as trustee, and outstanding on the Issue Date.

"Significant Subsidiary" means any Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

"Specified Collateral Disposition" means any Collateral Disposition (other than a Collateral Disposition occurring following the occurrence of a Triggering Event) in respect of which all or a portion of the resulting proceeds are required by the terms of any Second Priority Debt Obligations to be used or allocated to Repay such Second Priority Debt Obligations.

"Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by the Company or any Subsidiary of the Company which are customary in an accounts receivable securitization transaction involving a comparable company.

"Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

"Subordinated Obligation" means any Debt of the Company or any Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the Notes or the applicable Subsidiary Guarantee pursuant to a written agreement to that effect.

"Subsidiary" means, in respect of any Person, any corporation, company (including any limited liability company), association, partnership, joint venture or other business entity of which a majority of the total voting power of the Voting Stock is at the time owned or controlled, directly or indirectly, by:

(a) such Person;

(b) such Person and one or more Subsidiaries of such Person; or

(c) one or more Subsidiaries of such Person.

"Subsidiary Guarantee" means a Guarantee by a Subsidiary Guarantor of the Company's obligations with respect to the Notes pursuant to the Second Priority Subsidiary Guarantee Agreement or otherwise on the terms set forth in the Indenture.

"Subsidiary Guarantor" means each Subsidiary that is a party to the Second Priority Subsidiary Guarantee Agreement as of the Issue Date and any other Person that Guarantees the Notes pursuant to the covenant described under "—Restrictive Covenants—Guarantees by Subsidiaries".

"Synthetic Lease" means a lease which is treated as an operating lease under GAAP but as ownership of the leased asset by the lessee for purposes of the Code.

"Synthetic Lease Documents" means the documents governing the Synthetic Lease Facility, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Synthetic Lease Facility" means the Synthetic Lease entered into by Rite Aid Realty Corp. and guaranteed by the Company on June 27, 2001.

"Synthetic Lease Obligations" means all rent and supplemental rent, all fees and all other expenses or amounts payable by Rite Aid Realty Corp. or the Company to any Synthetic Lease Parties under any Synthetic Lease Document and all increases, renewals, extensions or Refinancings of the foregoing.

"Synthetic Lease Parties" means all parties to the Synthetic Lease Documents from time to time other than the Obligors.

"Temporary Cash Investments" means any of the following:

(a) Investments in U.S. Government Obligations maturing within 365 days of the date of acquisition thereof;

(b) Investments in time deposit accounts, certificates of deposit, money market deposits maturing within 90 days of the date of acquisition thereof issued by a bank or trust company organized under the laws of the United States of America or any state thereof having capital, surplus and undivided profits aggregating in excess of $500 million and whose long-term debt is rated "A-3" or "A-" or higher according to Moody's or S&P (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act));

(c) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (a) entered into with:

(1) a bank meeting the qualifications described in clause (b) above; or

(2) any primary government securities dealer reporting to the Market Reports Division of the Federal Reserve Bank of New York;

(d) Investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America with a rating at the time as of which any Investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act));

(e) direct obligations (or certificates representing an ownership interest in such obligations) of any state of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of such state is pledged and which are not callable or redeemable at the issuer's option, provided that:

(1) the long-term debt of such state is rated "A-3" or "A-" or higher according to Moody's or S&P (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)); and

(2) such obligations mature within 180 days of the date of acquisition thereof; and

(f) money market funds at least 95% of the assets of which constitute Temporary Cash Equivalents of the kinds described in clauses (a) through (e) of this definition.

"Triggering Event" at any time has the meaning set forth in the Intercreditor Agreement.

"12.5% Notes" means the Company's 12.5% Senior Secured Notes Due 2006 issued under the indenture dated as of June 27, 2001, among the Company, the Subsidiary Guarantors and State Street Bank and Trust Company, as trustee, and outstanding on the Issue Date.

"Unrestricted Subsidiary" means:

(a) any Subsidiary of the Company that is designated after the Issue Date as an Unrestricted Subsidiary as permitted or required pursuant to the covenant described under "—Restrictive Covenants—Designation of Restricted and Unrestricted Subsidiaries" and is not thereafter redesignated as a Restricted Subsidiary as permitted pursuant thereto; and

(b) any Subsidiary of an Unrestricted Subsidiary.

"U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

"Voting Stock" of any Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

"Wholly Owned Restricted Subsidiary" means, at any time, a Restricted Subsidiary all the Voting Stock of which (except directors' qualifying shares) is at such time owned, directly or indirectly, by the Company and its other Wholly Owned Subsidiaries.

Book-Entry Delivery and Form

The Global Notes

The certificates representing the new notes will be issued in fully registered form. Except as described below, the new notes will be initially represented by one or more global notes in fully registered form without interest coupons. The global notes will be deposited with, or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee pursuant to the FAST Balance Certificate Agreement between DTC and the trustee.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC, which we refer to as DTC participants, or persons who hold interests through DTC participants. We expect that under procedures established by DTC, ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC, with respect to interests of DTC participants, and the records of DTC participants, with respect to other owners of beneficial interests in the global note.

Book-Entry Procedures for the Global Notes

The descriptions of the operations and procedures of DTC set forth below are controlled by that settlement system and may be changed at any time. We undertake no obligation to update you regarding changes in these operations and procedures and urge investors to contact DTC or its participants directly to discuss these matters.

DTC has advised us that it is:

•    a limited purpose trust company organized under the laws of the State of New York;

•    a banking organization within the meaning of the New York State Banking Law;

•    a member of the Federal Reserve System;

•    a clearing corporation within the meaning of the Uniform Commercial Code; and

•    a clearing agency registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC's participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC's system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own (securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC

We expect that pursuant to procedures established by DTC:

•	Upon issuance of the global notes, DTC we will credit the respective principal amounts of the new notes represented by the global notes to the accounts of persons who have accounts with DTC. Ownership of beneficial interest in the global notes will be limited to persons who have accounts with DTC, who are referred to as participants, or persons who hold interests through participants.

•	Ownership of the beneficial interests in the new notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC, with respect to the interests of participants, and the records of participants and the indirect participants, with respect to the interests of persons other than participants.

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the new notes represented by a global note to these persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests though participants, the ability of a person having an interest in new notes represented by a global note to pledge or transfer that interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of that interest.

So long as DTC's nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the new notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated new notes and

•	will not be considered the owners or holders of the new notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of new notes under the indenture, and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest. We understand that under existing industry practice, in the event that we request any action of holders of new notes, or a holder of the notes that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take action and the participants would authorize holders of the notes owning through the participants to take action or would otherwise act upon the instruction of those holders of the new notes. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those new notes.

Payments of principal, premium and interest with respect to the notes represented by a global note will be made by the trustee to DTC's nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC's procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Certificated New Notes

New notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related new notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days,

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days,

•	we, at our option, notify the trustee that we elect to cause the issuance of certificated new notes; or

•	certain other events provided in the indenture should occur.

Neither we nor the trustee will be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related new notes and each such person may conclusively rely on, and will be protected in relying on, instructions from DTC for all purposes, inducting with respect to the registration and delivery, and the respective principal amounts, of the new notes to be issued.

Registration Rights and Additional Interest

We have filed the registration statement of which this prospectus forms a part and are conducting the exchange offer in accordance with our obligations under a registration rights agreement between us, the subsidiary guarantors, the trustee and the initial purchasers of the old notes. Holders of the new notes will not be entitled to any registration rights with respect to the new notes.

Under some circumstances set forth in the registration rights agreement, holders of old notes, including holders who are not permitted to participate in the exchange offer or who may not freely sell new notes received in the exchange offer, may require us to file and cause to become effective, a shelf registration statement covering resales of the old notes by these holders.

If we do not consummate the exchange offer within 210 days of the date that we sold the old notes (February 12, 2003), the interest rate borne by the old notes will be increased at a rate of 0.25% per annum every 90 days (but shall not exceed 0.50% per annum) until the exchange offer is completed, or until the old notes are freely transferable under Rule 144 of the Securities Act.

DESCRIPTION OF COLLATERAL AND INTERCREDITOR ARRANGEMENTS

The following summary of our amended and restated collateral and intercreditor arrangements is subject to and qualified in its entirety by reference to the detailed provisions of the security and guarantee agreements, the collateral trust and intercreditor agreement and the other agreements relating to the collateral. We urge you to read those agreements and the indenture governing the new notes because they, and not this description, define your rights as a holder of the new notes. Copies of such agreements are available upon request to us. This summary should also be read in conjunction with the "Description of the New Notes" contained in this prospectus.

Collateral

Our obligations under the new notes will be fully and unconditionally guaranteed, jointly and severally, subject to certain limitations, by our subsidiaries that from time to time guarantee our obligations under our new senior secured credit facility. Our direct obligations under the new notes will not be secured. The subsidiary guarantees will be secured (subject to permitted liens) on a second priority basis by liens on substantially the same assets that secure borrowings under our new senior secured credit facility on a first priority basis (other than cash or cash equivalents securing letter of credit obligations). The second priority liens on the collateral will run in favor of a second priority collateral agent for the benefit of the holders of our second priority debt obligations, including for the holders of the new notes, and will be subject to the terms of the collateral trust and intercreditor agreement described below. The second priority liens will be shared equally and ratably (subject to permitted liens) with guarantees of our other second priority debt obligations in the distribution of the collateral, including the holders of our 12.5% senior secured notes and our 8.125% senior secured notes. We may also incur additional debt that is secured by the collateral on a senior priority basis and second priority basis. We may incur such debt without the consent of the holders of the new notes.

The collateral securing guarantees of the senior secured credit facility and the new notes will initially consist primarily of the following assets of the subsidiary guarantors:

•	inventory;
•	accounts receivable; and
•	intellectual property.

Exercise of Remedies and Application of Proceeds

All rights against the collateral are subject to the terms and provisions of the collateral trust and intercreditor agreement, among us, the subsidiary guarantors, the senior collateral agents, the second priority collateral trustee, which represents the holders of the 12.5% senior secured notes, the holders of the old and new notes, and the holders of the 8.125% senior secured notes and each other second priority debt representative that has become or becomes a party thereto. Pursuant to the collateral trust and intercreditor agreement, the second priority collateral trustee has the authority to act as the exclusive agent for each of the parties to our second priority obligations, including for holders of the old notes and the new notes, with respect to the enforcement of any remedy against the collateral.

The decision of whether, and to what extent, to exercise remedies against the collateral will be solely at the direction of the then controlling party under the collateral trust and intercreditor agreement. Initially, and for so long as the new senior secured credit facility or any refinancing of the new senior secured credit facility is in effect, the controlling party under the collateral trust and intercreditor agreement will be the senior collateral agents and the lenders under the senior secured credit facility or any such refinancing that hold, in the aggregate, a majority of the outstanding loans and unused commitments under the new senior secured credit facility (the "majority senior parties"). Following the date on which (i) all obligations under the new senior secured credit facility (including any refinancing) have been paid in full, (ii) all lending commitments under the new senior secured credit facility (including any such refinancing) have been terminated, and (iii) there are no outstanding letters of credit under the new senior secured credit facility (including any such refinancing) other than such letters of credit that have been fully cash collateralized (the "senior obligation payment date"), the second priority collateral trustee and the trustee or other representatives of the second priority obligations representing a majority of all of our second priority obligations (the "second priority instructing group") will have the exclusive right to exercise any right or remedy with respect to the collateral. The terms of the new notes provide that holders of new notes are deemed to consent to an amendment to the collateral trust and intercreditor agreement that would extend such control rights to any other first priority debt, so long as any first priority debt obligations are outstanding, prior to the second priority obligations having any right to control actions.

The second priority collateral trustee and the holders of the second priority obligations, including the holders of the new notes, will not have any right to initiate or direct the exercise of remedies against the collateral while the new senior secured credit facility (including any refinancing) and possibly other first priority debt exists. As a result, even following an event of default, including a bankruptcy proceeding, under the indenture governing the new notes and an acceleration of the debt evidenced by the new notes, neither the trustee nor the holders of the new notes will have any right or ability to exercise or cause the exercise of remedies against the collateral while the new senior secured credit facility (or any refinancing) or possibly any other first priority obligation exists. During any period after the senior obligation payment date, the controlling party will be the second priority collateral trustee and the second priority instructing group.

If the second priority collateral trustee or any holder of any second priority obligation receives any cash proceeds or other monies in respect of the collateral by exercise of any rights of set-off or otherwise at any time when the senior collateral agents or the majority senior parties would be entitled to direct the exercise of remedies against the collateral, such proceeds or monies are required to be delivered to the senior collateral agents to be applied in accordance with the terms of the collateral trust and intercreditor agreement.

The cash proceeds of any sales of, or collections on, any collateral received upon the exercise of remedies, including pursuant to a bankruptcy proceeding, will be applied pursuant to the collateral trust and intercreditor agreement in the following order of priority:

First, to the payment of all unpaid fees, expenses, reimbursements, indemnifications and advancements of the senior collateral agents and the second priority collateral trustee, on a pro-rata basis;

Second, to the payment of all obligations under the new senior secured credit facility (including any refinancing) and any other senior obligations;

Third, to the payment of all fees, expenses, reimbursements or indemnifications of the trustee, administrative agent, security agent or similar agent under each second priority obligation, including the new notes, the old notes, our 12.5% senior secured notes, our 8.125% senior secured notes, any future second priority obligation, and any additional second priority obligation incurred to refinance a second priority obligation, on a pro-rata basis;

Fourth, to the payment of all second priority obligations, including the new notes, the old notes, and any additional second priority obligation, including the new notes, our 12.5% senior secured notes, our 8.125% senior secured notes and any additional second priority obligation incurred to refinance a second priority debt obligation, on a pro rata basis; and

Fifth, to us and the subsidiary guarantors or to whomever else may be lawfully entitled to receive the proceeds.

The terms of the new notes provide that, without limiting the restrictions in the indenture governing the new notes, holders of new notes are deemed to consent to any amendment to the collateral trust and intercreditor agreement approved by the senior secured credit facility lenders that would change the amount, or any restrictions on the terms, of debt that may be secured by liens on the collateral.

Releases of Collateral

The majority of the senior secured parties may release the first priority lien on any collateral, in whole or in part, by giving written instructions to the senior collateral agents. Notwithstanding the foregoing, the release of substantially all of the collateral securing the secured obligations under the new senior secured credit facility requires the written consent of all the senior secured parties.

The second priority lien on any collateral may also, at any time, be released in part by the second priority collateral trustee pursuant to written instructions of the second priority instructing group. Notwithstanding the foregoing, the release of all or substantially all of the collateral securing the second priority obligations requires the consent of all of the parties to the second priority debt obligations, including the consent of the holders of the new notes. If the lenders under the new senior secured credit facility at any time release the first priority liens on collateral, in whole or in part, securing our obligations under the new senior secured credit facility, then, under the terms of the indenture and the indenture for the 8.125% new senior secured notes, the holders of the old notes, the new notes, and the holders of the 9½% senior secured notes will be deemed to have given approval (including for purposes of determining actions of the second priority instructing group) for the release of the liens securing the second priority debt, subject to certain limitations.

The collateral trust and intercreditor agreement provides that in the event of a sale, transfer or other disposition of collateral following certain events of default under the senior debt documents or the second priority debt documents, any security interest or lien of the second priority debt parties in such collateral (but not the proceeds thereof to the extent that such proceeds are to be applied to second priority debt obligations) will terminate and be released automatically and without further action if the senior lien in such collateral is released. In addition, the collateral trust and intercreditor agreement, the new senior secured credit facility, the indenture governing the old notes and the new notes and the other agreements governing the first priority and second priority liens permit us to dispose of the collateral, with a corresponding release of the lien on the collateral, to the extent permitted by the senior debt documents and the second priority debt documents. As a result, a disposition that does not violate the asset disposition covenant in the indenture governing the new notes may result in a release of the lien on those assets without the consent of the senior secured parties or the parties to the second priority debt obligations. See "Description of the New Notes—Security for Subsidiary Guarantees" for certain other circumstances under which liens on the collateral securing guarantees of the new notes may be released, including without the consent of holders of new notes. Currently permitted dispositions pursuant to the senior debt documents and other second priority debt documents, any of which may be amended without the consent of holders of new notes, include:

•	dispositions of inventory at retail, cash, cash equivalents and other cash managing investments and obsolete, unused, uneconomic or unnecessary equipment, in each case in the ordinary course of business;
•	certain sales of overdue accounts; and
•	other sales or dispositions of real or personal property in the ordinary course of business, consistent with past practice and consistent with our business plan previously submitted to our lenders under the senior secured credit facility; provided that the aggregate consideration received for such sales and dispositions do not exceed $75.0 million in any fiscal year.

Following any required prepayment of the new senior secured credit facility or other first priority debt with the proceeds of a collateral disposition, any remaining proceeds from any permitted collateral disposition will be allocated to the repurchase of our second priority debt obligations required to be repurchased with the proceeds of a senior collateral disposition, on a basis that may result in the 12.5% senior secured notes receiving more than a pro rata allocation. Our 12.5% senior secured notes include a provision that requires that any remaining proceeds from the sale of collateral allocated to the 12.5% senior secured notes, after the required prepayment under the new senior secured credit facility, be used to repurchase the 12.5% senior secured notes at 100% of the principal amount of such notes on a pro rata basis. Any excess proceeds remaining after the respective noteholders have been given the opportunity to tender their notes will be used to purchase these notes in the open market and otherwise deposited in an account for the benefit of the 12.5% senior secured notes. The 12.5% senior secured notes will be secured by a first priority security interest in their account. The terms of the 8.125% senior secured notes take such proceeds into account for purposes of making an asset sale proceeds offer for the 8.125% senior secured notes, but do not provide for proceeds to be deposited or held for the benefit of 8.125% senior secured notes. Although the terms of the new notes would take such proceeds into account for purposes of making an asset sale proceeds offer for new notes (to the extent not inconsistent with the terms of such other second priority debt), the new notes do not provide for proceeds to be deposited or held for the benefit of the new notes. In the event allocating a portion of such proceeds to the new notes is inconsistent with such other second priority debt, all or a portion of such proceeds may not be taken into account with respect to the new notes, even if they are taken into account for the 8.125% senior secured notes.

Amendment to Amended and Restated Collateral Trust and Intercreditor Agreement

The majority senior parties and second priority instructing group may amend, supplement or waive any provision of the amended and restated collateral trust and intercreditor agreement unless:

•	it requires our consent or increases our or any subsidiary guarantor's obligations or reduces our or any subsidiary guarantor's rights;
•	it requires the consent of the second priority collateral trustee or increases the obligations or reduces the rights of the second priority collateral trustee; or
•	it requires the consent of a particular second priority representative or it adversely affects the rights of the senior secured parties or the second priority debt parties under the senior secured credit facility or one of the second priority facilities.

In any of the above cases, the party whose consent is required or which is adversely affected must give their consent. The terms of the new notes and the terms of the 8.125% senior secured notes deem the holders of new notes and 8.125% senior secured notes, respectively, to have consented (including for purposes of determining actions of the second priority instructing group) to various amendments, which could be adverse to holders of new notes, being made to the second priority collateral documents, including the collateral trust and intercreditor agreement.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

Exchange Offer

The exchange of an old note for a new note pursuant to the exchange offer will not constitute a "significant modification" of the old note for U.S. federal income tax purposes and, accordingly, the new note received will be treated as a continuation of the old note in the hands of such holder. As a result, there will be no U.S. federal income tax consequences to a holder who exchanges an old note for a new note pursuant to the exchange offer and any such holder will have the same adjusted tax basis and holding period in the new note as it had in the old note immediately before the exchange. A holder who does not exchange its old notes for new notes pursuant to the exchange offer will not recognize any gain or loss, for U.S. federal income tax purposes, upon consummation of the exchange offer.

Certain United States Federal Income Tax Considerations for Non-United States Holders

The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of new notes by an owner of new notes that, for United States federal income tax purposes, is not a United States person (a "Non-U.S. Holder"). This discussion is based upon the United States federal tax law now in effect, which is subject to change, possibly retroactively. For purposes of the following discussion a Non-U.S. Holder is:

•	an individual that is not a citizen or resident of the United States;
•	a corporation or other entity treated as a corporation for United States federal income tax purposes organized or created under non-United States law;
•	an estate that is not taxable in the United States on its worldwide income; or
•	a trust unless (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for United States federal income tax purposes.

The tax treatment of Non-U.S. Holders of the new notes may vary depending upon their particular situations. United States persons acquiring new notes are subject to different rules than those discussed below and should consult their tax advisors as to the consequences of owning and disposing of the new notes. In addition, certain other Non-U.S. Holders (including partnerships, banks making a loan in the ordinary course of business, holders of 10% of our voting power, holders who are "controlled foreign corporations" with respect to us, holders who did not acquire the old notes in the initial offering of the old notes, and holders who do not hold the old notes or the new notes as a capital asset) may be subject to special rules not discussed below. Prospective investors are urged to consult their tax advisors regarding the United States federal tax consequences of acquiring, holding, and disposing of new notes as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

Withholding Taxes

Generally, payments of principal and interest on the new notes will not be subject to United States withholding taxes.

However, to be eligible for the exemption from withholding taxes, you must satisfy one of the following requirements.

•	You provide a completed Form W-8BEN (or substitute form) to the bank, broker or other intermediary who holds the notes stating, among other things, that you are the beneficial owner of the new notes and that you are not a United States person.
•	You hold your new notes directly through a "qualified intermediary", and the qualified intermediary has sufficient information in its files indicating that you are not a United States person. A qualified intermediary is a bank, broker or other intermediary that is acting out of a non-U.S. branch or office and has agreed with the United States Internal Revenue Service (the "IRS") that it will administer all or part of the United States withholding rules.
•	You are entitled to an exemption from withholding tax on interest under a tax treaty between the United States and your country of residence. To claim this exemption, you must generally complete Form W-8BEN and claim this exemption on the form.
•	The interest income on the new notes is effectively connected with the conduct of your trade or business in the United States, and is not exempt from United States tax under a tax treaty. To claim this exemption, you must complete Form W-8ECI.

Even if you meet one of the above requirements, interest paid to you will be subject to withholding tax if the withholding agent or an intermediary knows or has reason to know that you are not entitled to an exemption from withholding tax; the IRS notifies the withholding agent that information that you or an intermediary provided concerning your status is false; or an intermediary through which you hold the new notes fails to comply with the procedures necessary to avoid withholding taxes on the new notes.

Interest payments made to you will generally be reported to the IRS and to you on Form 1042-S.

The rules regarding withholding are complex and vary depending on your individual situation. They are also subject to change. In addition, special rules apply to certain types of holders, including partnerships, trusts, and other entities treated as pass-through entities for United States federal income tax purposes. We suggest that you consult with your tax advisor regarding the specific methods for satisfying these requirements.

Sale or Retirement of Notes

If you sell a new note or it is redeemed, you will not be subject to federal income tax on any gain unless one of the following applies:

•	The gain is connected with a trade or business that you conduct in the United States.
•	You are an individual, you are present in the U.S. for at least 183 days during the year in which you dispose of the new note, and certain other conditions are satisfied.
•	The gain represents accrued interest, in which case the rules for interest would apply.

U.S. Trade or Business

If you hold your new note in connection with a trade or business that you are conducting in the United States, any interest on the new note, and any gain from disposing of the new note, generally will be subject to income tax as if you were a United States person. In addition, if you are a corporation, you may be subject to the "branch profits tax" on your earnings that are connected with your U.S. trade or business, including earnings from the new note. This tax is 30%, but may be reduced or eliminated by an applicable income tax treaty.

Estate Taxes

If you are an individual, your new notes will not be subject to U.S. estate tax when you die. However, this rule only applies if, at your death, payments on the new notes were not connected to a trade or business that you were conducting in the United States.

Information Reporting and Backup Withholding

Non-U.S. Holders may be subject to additional information reporting and backup withholding under certain circumstances. We suggest that you consult your tax advisor concerning information reporting and backup withholding in connection with your new notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We on behalf of ourself and the subsidiary guarantors have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until November 5, 2003, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Furthermore, any broker-dealer that acquired any of the old notes directly from us:

•	may not rely on the applicable interpretation of the staff of the SEC's position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter
(July 2, 1983); and
•	must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

For a period of one year after the expiration date we and the subsidiary guarantors will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We and the subsidiary guarantors have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any broker-dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the new notes and the related guarantees will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended March 1, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards
No. 142, "Goodwill and Other Intangible Assets," effective March 3, 2002 and the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended, effective March 4, 2001), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. We also furnish to our stockholders annual reports, which include financial statements audited by our independent certified public accountants and other reports which the law requires us to send to our stockholders. The public may read and copy any reports, proxy statements or other information that we file at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 and at the SEC's regional office at 505 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information on the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov." You may obtain a copy of any of these documents, at no cost, by writing or telephoning us at the following address:

Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania 17011
Attention: Investor Relations
Phone: (717) 761-2633

We also make available on our website (www.riteaid.com), free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as soon as practical after we file these reports with the SEC.

Our common stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "RAD." You can inspect and copy reports, proxy statements and other information about us at the NYSE's offices at 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Exchange, 301 Pine Street, San Francisco, California 94104 and 618 South Spring Street, Los Angeles, California 90014.

We have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any of the new notes remain outstanding, we will file with the SEC (unless the SEC will not accept such a filing, in which case we will provide to holders of new notes) (1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if we were required to file such reports, which would include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by our certified independent public accountants and (2) all reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports.

INCORPORATION BY REFERENCE

We are incorporating by reference certain information that we have filed with the SEC under the informational requirements of the Securities Exchange Act of 1934, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information contained in the documents we are incorporating by reference is considered to be part of this prospectus and the information that we later file with the SEC will automatically update and supercede the information contained or incorporated by reference into this prospectus. We are incorporating by reference:

•	Our Annual Report on Form 10-K for the fiscal year ended March 1, 2003, which we filed with the SEC on May 2, 2003;

•	Our Current Report on Form 8-K, which we filed with the SEC on March 5, 2003;
•	Our Current Report on Form 8-K, which we filed with the SEC on April 15, 2003;
•	Our Current Report on Form 8-K, which we filed with the SEC on May 14, 2003;
•	Our Current Report on Form 8-K, which we filed with the SEC on May 30, 2003;
•	Our Current Report on Form 8-K, which we filed with the SEC on August 7, 2003;
•	Our Definitive Proxy Statement on Form 14A, which we filed with the SEC on May 27, 2003; and
•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2003, which we filed with the SEC on July 3, 2003.

All documents that we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this exchange offer will be deemed to be incorporated by reference into this prospectus from the date of filing such documents. These documents are or will be available for inspection or copying of the locations identified above under the caption "Where You Can Find More Information."

We will provide without charge to each person, including each beneficial owner of old notes, to whom a prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference but not delivered with this prospectus. Written requests should be sent to:

Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania 17011
Attention: Investor Relations

Oral requests should be made by telephoning (717) 761-2633.

In order to obtain timely delivery, you must request the information no later than five business days before you must make your investment decision.

$300,000,000

RITE AID CORPORATION

Offer for All Outstanding 9½% Senior Secured Notes due 2011
in Exchange for 9½% Senior Secured Notes due 2011,
Which Have Been Registered Under
the Securities Act of 1933, and are Fully
and Unconditionally Guaranteed
by the Subsidiary Guarantors Listed
on Page ii of this Prospectus

PROSPECTUS

August 7, 2003